4/9.

04024483

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Bull

*CURRENT ADDRESS 68, route de Versailles
78430 Louveciennes
France

PROCESSED
APR 22 2004
THOMSON FINANCIAL

**FORMER NAME Compagnie Des Machines Bull

**NEW ADDRESS

FILE NO. 82- 04847 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT :

82-4847

04 APR -9 AM 7:21

ARIS
12-31-02

2002 Financial Report

Bull

Contents

GROUPE BULL	Presentation of Groupe Bull	Page 2
	Management Discussion & Analysis	Page 4
	Independent Auditors' Report on the Consolidated Financial Statements	Page 11
	Consolidated Financial Statements	Page 12
	Notes to the Consolidated Financial Statements	Page 17
BULL	General information concerning the Company	Page 41
	Members of the Board of Directors	Page 43
	General information concerning the common stock	Page 45
	Stock market trends	Page 49
	Statutory Auditors'Report on Bull Financial Statements	Page 51
	Bull financial statements	Page 52
GROUPE BULL COMPANIES	Corporate Structure of Groupe Bull	Page 68
	Consolidated companies	Page 70
	Minority interests	Page 74

Bull draws the attention of private investors to the observations recorded by the independent auditors in their report on the consolidated financial statements for the year ended December 31, 2002, presented in this document and concerning :

- the uncertainty surrounding the successful completion of the Groupe Bull recapitalization plan, as presented in Note 2 to the Consolidated financial statements, made possible by the declaration at the Board of Directors meeting of April 30, 2003, that repayment of the stockholder's advance of EUR 450 million would not be claimed before Bull had rebuilt its capital, by December 31, 2003 at the latest.
- the write-down of the deferred tax asset of EUR 29 million expensed in the first six months of 2002 which should have been recognized as of December 31, 2001 as indicated in Note 24.

Presentation of Groupe Bull

Information system developments

Developments in corporate and public authority information systems are linked to profound changes in the demands of clients and citizens, characterized by two requirements: rapid reaction and customization.

Integrating these two requirements, which initially appear contradictory, is a priority for the competitiveness of companies and the efficiency of public authorities. It leads to an increase in the number of exchanges, greater interaction between processes and an opening-up towards external players, clients, partners and suppliers.

The information system is more than ever at the heart of an organization's performance. The ability to control technological advances (Internet, standard software and hardware components) is essential in order to integrate and rapidly implement new technologies and applications in existing infrastructures, while ensuring the security and reliability of operations.

Bull know-how

Bull's strategy takes full account of this profound change in information systems. Its mission is to provide target clients with open, complex IT solutions, extending from the supply of servers to the development and hosting of application systems. The Groupe helps clients with the transformation of their infrastructure:

- by designing and manufacturing enterprise systems which meet the power, high availability and security requirements of clients;
- by supplying all infrastructure components for the development of comprehensive, secure solutions;
- by developing and integrating new applications aimed at resolving the major challenges facing the activity sectors constituting Bull's expertise base (public sector and telecommunication, financing and industry sectors).

Organization

"Bull: a company, a business, a name" - this is the basic principle governing the Groupe strategy and the new organizational structure implemented at the beginning of 2002. This structure is aimed at simplifying the operations of the Company, in order to optimize its resources and place all its strengths at the service of client projects.

The operating divisions are responsible for developing and marketing the product range:

- **Bull Technologies** is responsible for the definition, development, distribution, installation and maintenance of the product range, including servers and storage and infrastructure solutions.
- **Bull Services France** has exclusive responsibility in France for the marketing and production of services, notably with respect to outsourcing, integration contracts, systems, and advisory and infrastructure services. BSF is also responsible for the system security and administration product range for the entire Groupe.
- **Bull WELA** (Western Europe and South America), **Bull AAEE** (Asia, Africa and Eastern Europe) and **Bull NA** (North America) are responsible for the distribution of the Groupe product range in their respective geographical areas.

The operating divisions are assisted by six functional divisions:

- **The Technical Division** defines the main technical directions of the Groupe and is responsible for research and development programs.
- **The Strategy, Finance, Human Resources, Marketing and Communication Divisions** are responsible for the consistency of actions and ensuring the optimization of resources at Groupe level.

Product range

Present in nearly 100 countries, Bull is an international IT group and the sole European computer manufacturer.

Strengthened by its talent for technological innovation and its integration expertise, and supported by top-rate partners, Bull offers a wide range of upgradeable and reliable servers, innovatory infrastructure solutions and high quality services.

Groupe expertise is focused on IT infrastructures and networks in order to assist clients with the upgrade of their information systems :

- in order to develop new services, or,
- in order to optimize, simplify and render more productive existing functions.

Bull offers clients its expertise, favoring standard, open solutions enabling technological innovations to be exploited to the full. The association of its systems integration skills, at both the function and application level, with physical infrastructure integration expertise is one of Bull's key characteristics, enabling it to guarantee clients in its target sectors high-quality services extending from advice to implementation.

The product range is built around four axes

- **Servers** : its historical area of expertise. The product range includes some of the most powerful GCOS mainframes in the world. It is at the heart of back-office activities and high-performance and reliable open systems for new e-business applications with the EXPRESS5800 (Linux® and Windows®) and Escala (AIX™) ranges, which will be completed at the beginning of 2003 by a new range of open servers, NovaScale™. Based on the FAME architecture and Intel® Itanium® 2 processors, they target major commercial and scientific applications and will break with current trends by decreasing the price/performance ratio
- **Infrastructure products and services,** including notably solutions for storage, data warehousing, e-infrastructure, business continuity and security, as well as architecture consulting services.
- **Application services,** from outsourcing to systems integration services, including major corporate applications and project management.
- **Support, operation and maintenance services** for servers, applications and mixed infrastructures.

Bull services stand out from the competition, particularly in Europe, thanks to their strong technological roots, satisfying client needs for efficiency and fundamental confidence.

Research and development

With three main research centers in France and the USA, Bull concentrates its activities on primary aspects of information system infrastructure developments :

- **Designing and developing enterprise systems** with the Olympus (GCOS 8) and FAME (Flexible Architecture for Multiple Environments) projects, which use high-performance standard technologies and will form the Bull unified structure for future server generations. The Hélios and Diane projects are the respective extensions of the FAME project for GCOS 8 and GCOS 7 servers.
- **Guaranteeing the security** of exchanges and access to information. A decisive precondition to the opening of an information system to the Internet, this sector represents one of Bull's distinctive areas of expertise.
- **Building infrastructures using new applications** and notably JOnAS, Open Source middleware enabling the implementation of applications comprising Java components that are independent of the platform and reusable. Bull is thus actively involved in one of the major developments in the software industry.

Management discussion and analysis

I - MANAGEMENT DISCUSSION AND ANALYSIS

The commitments given at the beginning of 2002 were respected.
A recovery plan was implemented during the first six months of 2002, involving a substantial restructuring of activities and a radical cut in overheads.
Operating break-even was attained during the second six months at EBIT (Earnings before interest and taxes) level.

1. 2002 Consolidated Statement of Operations by half-year

(In EUR millions)	2002 half-year ended		Fiscal year
	June 30	December 31	2002
Revenue	**780.8**	**732.9**	**1,513.7**
Gross margin	**145**	**179**	**324**
% of revenue	18,6%	24,4%	21,4%
Research & development	(42.1)	(31.1)	(73.2)
% of revenue	5,4%	4,2%	4,8%
Selling, general and administrative	(242.8)	(127.8)	(370.6)
% of revenue	31,1%	17,5%	24,5%
Foreign exchange losses and other	(11)	(2)	(13)
EBIT (1)	(150.9)	18.1	(132.8)
% of revenue	19,3%	2,5%	8,8%
Interest expense	(16.6)	(27.8)	(44.4)
Goodwill amortization	(6.9)	(4.4)	(11.3)
Corporate income tax	(29.9)	0.3	(29.6)
Other non-recurring expenses	(148)	(3.6)	(151.6)
Restructuring reserves	(225)	-	(225)
Gains/(losses) on asset disposals	53.2	(6.6)	46.6
Net loss	**(524.1)**	**(24.0)**	**(548.1)**

(1) Earnings before interest and taxes

EBIT (Earnings before interest and taxes) is equal to Income/(loss) from operations after foreign exchange losses and other recurring expenses.

A break-down of the Statement of Operations is presented below.
The figures for 2001 (Revenue, Gross margin, Operating costs and Income/(loss) from operations) have been adjusted to take into account, primarily, of the sale of the majority of European service activities to Steria.

2. Revenue

In a particularly difficult market context and with the Company undergoing substantial restructuring measures, Groupe Bull reported total revenue of EUR 1,514 million for the year, compared to EUR 1,916 million in 2001, representing a drop of 21.0% after adjustment, primarily, for the sale of service activities to Steria.

(In EUR millions)	2002 half-year ended		Fiscal year
Revenue by business activity	June 30	December 31	2002
Products and other	358	348	706
Maintenance	184	183	367
Services	239	202	441
Total revenue	**781**	**733**	**1,514**

The geographical breakdown of 2002 consolidated revenue is as follows :

(In EUR millions)	%
France	49 %
Europe excluding France	35 %
North America	7 %
Asia and Africa	6 %
South America	3 %
Total revenue	**100 %**

The above geographical breakdown highlights Bull's strong roots in Europe, which represents 84% of consolidated revenue. Its international presence in the rest of the world is split between America, Asia and Africa.

3. Gross margin

(In EUR millions)	2002 half-year ended		Fiscal year
Divisions	**June 30**	**December 31**	**2002**
Products and maintenance	139	162	301
% of revenue	26%	31%	28%
Services	6	17	23
% of revenue	3%	8%	5%
Total	**145**	**179**	**324**
% of revenue	19%	24%	21%

An analysis of gross margin shows that products and associated maintenance services remain the key contributors to profit. The gross margin level remained stable year-on-year due primarily to higher than forecast GCOS deliveries. The "GCOS for ever" program stemmed the client outflow and enabled the Groupe to rebuild client confidence in Bull.

The service margin differs considerably between France and abroad. Bull Service France reported margin rates of around 20% for the second half of 2002. Such rates are the Groupe's objective for the coming years. There is substantial scope for improvement in other European countries, and particularly in Italy.

4. Research and development; selling, general and administrative expenses

(In EUR millions)	2002 half-year ended		Fiscal year
Divisions	**June 30**	**December 31**	**2002**
Research and development, net	42,1	31,1	73,2
% of product and maintenance revenue	8%	6%	7%
Selling, general and administrative expenses	242,8	127,8	370,6
% of revenue	31%	17%	24%

Fiscal year 2002 saw continued measures to refocus research and development expenditure on priority activities (top-of-the-range servers, new products, security).

Selling, general and administrative expenses fell close to 50% between the first and second halves of 2002. Overall, these costs dropped 26% between 2002 and 2001.

5. EBIT, Income from operations net of foreign exchange losses and other recurring costs

EBIT (Earnings Before Interest and Taxes) reported a profit of EUR 18 million for the second six months of 2002, out-performing the break-even commitment given by the Groupe at the beginning of 2002. This figure comprises Income from operations of EUR 20 million, net of foreign exchange losses and other recurring costs of EUR 2 million.

6. Activity trends

(In EUR millions)	2002 half-year ended		2001 Adjusted half-year ended	
	June 30	December 31	June 30	December 31
Revenue	**733**	**781**	**968**	**948**
Gross margin	**179**	**145**	**221**	**237**
% of revenue	24.4%	18.6%	22.8%	25%
Research and development	(31)	(42)	(38)	(39)
% of revenue	4.2%	5.4%	3.9%	4.2%
Selling, general and administrative	(128)	(243)	(238)	(260)
% of revenue	17.5%	31.1%	24.6%	27.4%
Income from operations	**20**	**(140)**	**(55)**	**(62)**

The first half of 2002 was marked by a significant slowdown in the information technologies market, a change in consolidation scope, with in particular the sale of European service activities outside France to Steria, restructuring activities and an in-depth reorganization of the Groupe. In this context, the Groupe achieved a return to operating break-even in the second half of the year, both at gross margin and operating income level, thanks to significant cost-cutting measures targeting operating costs in particular.

7. Net income

(In EUR millions)	2002	2001
Income from operations (not adjusted)	(120)	(99)
Restructuring reserves	(225)	(155)
Interest expense, net	(44)	(37)
Taxes	(43)	(53)
Goodwill amortization	(11)	(37)
Other income and expenses	(106)	139
Share of net income/(loss) of equity affiliates	1	(11)
Net loss	**(548)**	**(253)**

2002 tax charge: before offset against capital gains of tax charges relating to the sale to Steria of UK service activities.

A breakdown of the different account headings is presented in the Notes to the consolidated financial statements.

8. Bull's strategy

Bull's strategy was defined during the first half of 2002. It consists of fully exploiting Bull's recognized technological expertise, within a streamlined organization to secure a strong position in the large enterprise server and mixed system infrastructure sector. Launched in 1998, the FAME program (Flexible Architecture for Multiple Environments) was determinant in the decision to continue Bull as a going concern. The key strategic directions are as follows :

- In the area of servers, Bull guarantees GCOS clients application service continuity, power gains and adaptability to new applications, particularly in regard to the new Olympus range announced in June 2002. In addition, the new generation servers designed by Bull as part of its FAME program will allow GCOS clients to benefit from the advantages of open architectures without having to modify or recompile their applications.
- These server offers are completed by a range of services including consulting, systems integration, infrastructure and application, and outsourcing, within the profitability standards set by the market's leading professionals.
- For both its products and its services, Bull will benefit from the rapid development of new markets created by technological breakthroughs such as Itanium® 2 technology in the area of servers, Web services, and freeware (Open Source, Linux) for network solutions and security - areas in which the Groupe has invested.
- Thanks to a targeted and competitive offer that draws from the best technologies on the market, Bull will win back its position as a major player on the European and international markets, offering its clients the necessary optimization between systems integration services and the corresponding infrastructure servers.

9. Bull's mission

- Bull's mission is to provide to targeted customers seamless and open IT solutions, going from applications requirements to servers through architecture design, maintenance, integration and outsourcing.
- Bull's core business remains the design and the manufacturing of servers in networked infrastructures.
- The total range of services will be developed to give meaning to the power of complex infrastructures.
- As a result, Bull development will be boosted by services and powered by technology, remaining the sole European manufacturer delivering total solutions.

10. Outlook for 2003

In the first half of 2003, the market will suffer yet another downturn, affecting both servers and IT services. Accordingly, the Groupe stands by its October 2002 revenue forecast of EUR 660 million and anticipates income before taxes, financial expenses and goodwill amortization (EBIT) of EUR 7 million, as well as positive operating cash flow. The Groupe does not forecast any exceptional expenses for the period, which will largely be devoted to consolidation and operational deployment of the strategy. By means of major announcements, Bull will in particular assert its positioning on the enterprise server market.

Beyond the completion of these operational objectives, the priority of the Groupe is to carry out the final and essential phase of the March 2002 action plan, which is to say the recapitalization of the Groupe. Indeed, repayment of the French government's loan and the necessity of rebuilding stockholders' equity by the end of 2003 require that all conditions for the Groupe's recapitalization be met during the first half of 2003.

II - GROUPE HIGHLIGHTS

1. Stockholder advance granted by the French government

The French government granted a cash advance of EUF 450 million, of which EUR 100 million was paid at the end of December 2001 and the balance at the end o June 2002. This advance constituted "rescue aid" a: defined by EC law and took the form of a stockholder' advance bearing interest at the market rate. After reviev by the European Commission, this stockholder's advanc was declared compatible with the provisions of the treat establishing the European Community regarding Stat aid.

On April 30, 2003, a representative formally declare the French Government's intention of extending th repayment deadline from June to December 2003 befor a Board of Directors' meeting.

The advance forms part of the overall financing that Bu must seek. It will enable Bull to continue operations un a return to the black and find the necessary leeway rebuild its capital. This operation should take place the coming months.

2. Resources adjustment plan

On March 14, 2002, the Bull Board of Directors approv the preliminary measures presented by Groupe Executi Management enabling the rapid implementation of tl

Groupe recovery plan. In addition, the main outlines of an industrial and strategic plan were presented to the Board, designed to clarify Bull's positioning, reinforce coherence among its activities and emphasize its unique information technology qualities.

The total cost of this adjustment plan is estimated at EUR 225 million and will be financed primarily by proceeds from asset disposals performed in 2002 (sale of plot of land at Louveciennes, in particular).

Reductions in employee numbers in 2002 under the 2001 and 2002 plans totaled 2,763 (1,843 in France and 920 outside France).

3. Announcement of Bull NovaScale™, the new generation of large servers.

As an initial illustration of its strategy, Bull launched its new range of NovaScale servers in late March 2003. Based on standard Intel®, Itanium® 2 components and the FAME architecture, the NovaScale open servers combine considerable development capacity and mainframe robustness. These new generation servers will thus offer an exceptional price/performance ratio.

Dedicated to major management and scientific applications, they will simultaneously support the following operating systems : Microsoft® Windows®, Linux® and ultimately Bull's proprietary GCOS operating systems.

Bull is among the leading manufacturers investing in the Intel® Itanium® family of processors. This investment will place Bull at the cutting edge in terms of mastering powerful IT infrastructures, the keystone to its development strategy.

III - BULL KEY FIGURES

Bull, the Groupe parent company, posted a net loss of EUR 598 million for 2002, compared to a loss of EUR 253 million the preceding year.

Essentially, this loss stems from a net charge to the provision for negative net worth, aimed at bringing the value of Bull investments into line with the consolidated stockholders' equity of its subsidiaries (EUR 424 million, including EUR 249 million in respect of Bull S.A. stock), a net charge to investment impairment provisions (EUR 49 million), and net financial expenses of EUR 86 million, including net foreign exchange losses of EUR 57 million.

Bull stockholders' equity, subsequent to the 2002 loss, stood at negative EUR 756 million. Net worth is again, therefore, less than 50% of the Company's common stock of EUR 340 million. Stockholders' equity must be restored to the legal threshold no later than December 31, 2003.

Bull has not performed a dividend distribution in the last three years.

IV - OWNERSHIP STRUCTURE AND BULL STOCK OPERATIONS

Ownership structure

The identity of Bull stockholders and their voting rights is presented on page 45 of this document.

Bull transactions in its own stock

Using authorizations to trade in the Company's shares on the stock market previously granted to the Company by the Stockholders' General Meeting of April 13, 2000, pursuant to the provisions of article L225-209 of the new Commercial Code, Bull bought back, in July 2000, 4,668,828 shares which it then loaned to the bank responsible for managing the Groupe Savings Scheme. Of these shares, 7,708 were returned in 2000, 239,963 in 2001 and 684,083 in 2002.

As of December 31, 2002, Bull thus held a total of 932,641 shares with a market value of EUR 531,605.37, including 887 shares used to regulate the stock market price prior to 2002.

During 2002, Bull did not make use of the share buy-back authorization renewed by the Stockholders' General Meeting of June 26, 2002 for a period of 18 months.

Authorized capital not issued

The Combined Stockholders' Meeting of June 26, 2002 authorized the Board of Directors to increase the common stock of the Company subject to a maximum par value amount of EUR 100 million, on one or more occasions, through the issue of all types of marketable securities granting immediate or future access to the common stock of the Company, with or without stockholder preferential subscription rights. This authorization, superceding that of April 13, 2000 and granted for a period of 26 months, was not used in 2002.

A new authorization for a common stock increase reserved for employees, in accordance with the legal provisions governing employee stock ownership, was granted by the Stockholders' General Meeting of June 26, 2002, superceding the authorization of April 13, 2000. The new authorization, granted for a period of 3 years and limited to 3% of the common stock, was not used in 2002.

Employee stock ownership

In accordance with the provisions of article L.225-102 of the Commercial Code, Groupe Bull employees held, directly or by means of the Company mutual fund, 5.9% of the Bull common stock at the year-end.

V - CORPORATE OFFICERS

The terms of office held and functions exercised by Bull corporate officers are presented on page 43 of this document.

During fiscal year 2002, the following corporate officers received remuneration from Bull or one of its subsidiaries :

- Bull executive management and corporate officers : Messrs. Pierre Bonelli, Chairman and Chief Executive Officer of Bull since December 2001 and Gervais Pellissier, Director in charge of Corporate Finance and Administration;
- Directors representing Groupe Bull personnel: Mrs. Catherine Blond and Mr. Jean-Jacques Gillon;
- Director representing Groupe Bull personnel who are Bull stockholders: Mr. Guy Richel.

Their remuneration, including various fringe benefits, breaks down as follows :

Name	Amount in EUR
• Pierre Bonelli	499,833
• Gervais Pellissier	292,322
• Catherine Blond	20,853
• Jean-Jacques Gillon	43,484
• Guy Richel	61,099

Directors' fees were allocated to the following directors in respect of fiscal year 2002 :

Name	Amount in EUR
• Michel Bon	12,000
• David Jones	15,000

VI - INFORMATION ON THE MANNER IN WHICH THE GROUPE TAKES INTO ACCOUNT THE SOCIAL AND ENVIRONMENTAL CONSEQUENCES OF ITS ACTIVITY

Groupe Bull carries out activities that have a limited environmental impact. Nevertheless, it implements a policy aimed at restricting as much as possible the effects of its plants on the environment, in addition to reducing energy consumption and the production of industrial waste.

VII - INFORMATION ON INSURANCE AND MARKET AND COUNTRY RISKS

1. Insurance :

Bull has taken out a number of group insurance policies to cover the various risks related to its activity.

- Third-party liability;
- Pollution third-party liability to cover gradual or accidental pollution risks;
- Third-party liability for corporate officers (RCMS);
- Damage and operating losses;
- Global Data to cover losses attributable to the alteration or disappearance of IT data;
- Fraud, misappropriation;
- Insurance covering the transport of goods;
- Vehicle insurance (service vehicle fleet, company vehicles, Automobile-Assignment insurance for employees who use their own vehicles for business travel) ;
- Other (notably leasing risks, decennial insurance, relocations, equipment, insurance for expatriated staff).

The renewal of each of these policies is reviewed with great care, taking into account changes in Groupe structure, the nature of risks and new coverage possibilities proposed.

2. Foreign exchange and interest rate risk

Groupe Bull is subject to foreign exchange risks as a result of foreign currency denominated transactions and the economic weighting of its subsidiaries. Positions are centrally and exclusively managed by specialized Groupe financial management teams, based on formal rules prohibiting any speculation.

An analysis of these risks and the hedging policy are detailed in Note 21 to the consolidated financial statements.

3. Country risk

The main countries in which the Groupe operates presenting significant risks in 2002 are Argentina and the Ivory Coast.

Foreign exchange risks in Argentina gave rise to a loss of EUR 3.7 million and a slowdown in commercial activity which was already of little significance at Groupe level.

The Ivory Coast's political troubles resulted in a fall in commercial activity, which was not significant at Groupe level.

Report on the resolutions presented to the Combined Stockholders' Meeting

1. Resolutions falling within the powers of the Ordinary Stockholders' Meeting

First resolution : approval of the consolidated financial statements
This resolution asks stockholders to approve the consolidated financial statements for the year ended December 31, 2002, showing a net loss of EUR 548 million (rounded off).

Second resolution : approval of the parent company financial statements
This resolution asks stockholders to approve the parent company financial statements for the year ended December 31, 2002, showing an accounting net loss of EUR 598,040,695.54.

Third resolution : appropriation of the net loss for the year
This resolution asks stockholders to appropriate the net loss for the year to retained earnings, bringing this account to negative EUR 1,160,709,589 from negative EUR 562,668,893.

Fourth resolution : transactions involving management
This resolution asks stockholders to approve the agreements referred to in the independent auditors' report on transactions involving management covered by Articles L 225-38 et seq. of the Commercial Code.

Fifth resolution : approval of a Director's appointment
This resolution asks stockholders to approve the appointment as Director of Mr. Michel Davancens, as decided by the Board of Directors on October 24, 2002, to replace Mr. Michel Bon who resigned.

Sixth resolution : approval of a Director's appointment
This resolution asks stockholders to approve the appointment as Director of Mr. Tadao Kondo, as decided by the Board of Directors on April 30, 2003, to replace Mr. Sadakazu Matsuba who resigned.

Seventh resolution : appointment of a new Director
This resolution asks stockholders to approve the appointment of Mr. Thierry Francq, to replace Mr. Jerôme Haas, as Director representing the French State, effective from the Board of Directors' meeting held on July 25, 2002, for a period of three years expiring at the end of the Ordinary Stockholders' Meeting held to approve the 2004 financial statements.

Eighth resolution : renewal of a Director's term of office
This resolution asks stockholders to renew the term of office as Director of Mr. Pierre Bonelli, for a period of three years expiring at the end of the Ordinary Stockholders' Meeting held to approve the 2005 financial statements.

Ninth resolution : appointment of a new Director
This resolution asks stockholders to appoint a new Director, Mr. Antonio Barrera de Irimo, for a period of three years expiring at the end of the Ordinary Stockholders' Meeting held to approve the 2005 financial statements.

Tenth resolution : renewal of the Company's share buy-back program
This resolution asks stockholders to renew the authorization granted to the Company to purchase its own shares for a period of eighteen months. A total maximum of 10% of the common stock may be purchased, or 17,019,889 shares. The total maximum purchase consideration is EUR 250 million, or EUR 15 per share, and the minimum selling price per share is EUR 1.

This authorization was not used in 2002. Should the new authorization be approved, a prospectus will have to be prepared for the COB beforehand.

Eleventh resolution : Authorization to issue debenture loans
This resolution asks stockholders to renew the authorization to issue debenture loans for a period of five years.
The previous authorization, authorizing a maximum issue of EUR 750 million, was granted by the Ordinary Stockholders' Meeting of April 20, 1999.

2. Resolutions falling within the powers of the Special Stockholders' Meeting

Twelfth resolution : authorization to increase common stock with retention of preferential subscription rights
This resolution asks stockholders to renew the authorization granted in 2002, in order to increase the maximum authorized common stock issue from EUR 100 to EUR 300 million.

Thirteenth resolution : authorization to increase common stock with suppression of preferential subscription rights
This resolution asks stockholders to renew the authorization granted in 2002, in order to increase the maximum authorized common stock issue from EUR 100 to EUR 300 million.

Fourteenth resolution : maximum common stock increase with respect to the two preceding resolutions
This resolution asks stockholders, with respect to the two preceding resolutions, to limit the total combined common stock increase to an overall maximum of EUR 300 million.

Fifteenth resolution : authorization to increase the common stock in the event of a takeover bid for cash or shares
This resolution asks stockholders to renew, for one year, the authorization granted in 2002 to use the common stock increase authorizations granted by the eleventh and twelfth resolutions, with or without retention of preferential subscription rights, in the event of a takeover bid for cash or shares.

Sixteenth resolution : powers
This resolution asks stockholders to grant the powers necessary to complete the legal formalities.

Independent Auditors' Report

Consolidated Financial Statements of Bull

In accordance with our appointment as auditors by your Annual Stockholders' Meetings, we have audited the consolidated financial statements of Bull for the year ended December 31, 2002, as presented hereafter.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Groupe as of December 31, 2002 and the results of its operations for the year then ended in accordance with French accounting principles.

Without qualifying our opinion above, we would draw your attention to the uncertainty surrounding the success of the Groupe's recapitalization plan presented in Note 2 to the financial statements. This plan was implemented subject to the French Government's extension of the repayment date for its EUR 450 million loan until December 31, 2003. This decision, officially confirmed by a Government representative at the Board of Directors' meeting on April 30, 2003, is subject to review by the European Commission. The success of this plan is essential to the continuation of the Groupe as a going concern, without which certain asset and liability values may prove inappropriate.

We would also draw your attention to Note 24 to the financial statements, disclosing the write-down of the deferred tax asset of EUR 29 million expensed in the first six months of 2002. This write-down should have been recognized as of December 31, 2001, as indicated in our report on the 2001 financial statements dated April 12, 2002.

We have also performed the procedures required by law on the Groupe financial information given in the Management Discussion and Analysis report, in accordance with professional standards applicable in France. Except for the impact of the aforementioned matters, we have no additional comments to make as to the fair presentation of this information nor as to its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine,
May 2, 2003

Independent Auditors

Amyot Exco Grant Thornton — **Isabelle FAUVEL**, **Daniel KURKDJIAN**

Deloitte Touche Tohmatsu — **Frédéric MOULIN**, **Jean-Paul PICARD**

(This is a free translation of the original French text for information purposes only.)

Consolidated Balance Sheets
AT DECEMBER 31, 2002, 2001 AND 2000

(in EUR millions)

ASSETS	Note	2002	2001	2000
Intangible assets :				
Capitalized software costs		59	136	148
Less accumulated amortization		(59)	(118)	(107)
Other intangible assets		1	3	6
Less accumulated amortization		(1)	(3)	(3)
Total		**-**	**18**	**44**
Property :				
Land, buildings, improvements, machinery and equipment		423	543	646
Less accumulated depreciation		(334)	(403)	(461)
Net		**89**	**140**	**185**
Rental equipment		36	42	50
Less accumulated depreciation		(32)	(36)	(39)
Net		**4**	**6**	**11**
Total	**(6)**	**93**	**146**	**196**
Investments and other non-current assets :				
Goodwill (net of amortization)	**(7)**	26	43	90
Investments	**(8)**	35	74	57
Other	**(9)**	63	172	215
Total		**124**	**289**	**362**
Deferred taxes	**(24)**	**-**	**29**	**74**
Inventories	**(10)**	**85**	**174**	**246**
Other current assets :				
Trade receivables (less allowances for doubtful accounts : 2002, M€ 23; 2001, M€ 22; 2000, M€ 18)	**(11)**	286	538	720
Other receivables (less allowances for doubtful accounts : 2002, M€ 14; 2001, M€ 17; 2000, M€ 19)	**(12)**	145	156	172
Restricted cash	**(15)**	-	115	111
Marketable securities		64	64	103
Cash		53	169	90
Total		**548**	**1,042**	**1,196**
TOTAL ASSETS		**850**	**1,698**	**2,118**

See accompanying notes to consolidated financial statements.

(in EUR millions)

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	2002	2001	2000
Stockholders' equity :				
Common stock	**(13)**	340	340	340
Additional paid-in capital	**(13)**	37	37	37
Retained carnings (deficit)		(545)	(292)	(49)
Accumulated comprehensive loss :				
Foreign currency translation adjustments		(8)	10	1
Net loss		(548)	(253)	(243)
Total		**(724)**	**(158)**	**86**
Minority interests	**(14)**	**-**	**-**	**7**
Market auction preferred stock issued by a consolidated subsidiary	**(15)**	**-**	**114**	**107**
Long-term debt	**(16)**	**201**	**200**	**345**
Stockhoder advance	**(17)**	**466**	**100**	**-**
Long-term restructuring reserves	**(18)**	**11**	**14**	**19**
Provisions and other non-current liabilities	**(19)**	**148**	**165**	**176**
Deferred taxes	**(24)**	**1**	**1**	**10**
Current liabilities :				
Trade payables		248	473	574
Customers advances		10	27	43
Income taxes		11	19	15
Deferred income		19	7	9
Other accrued liabilities	**(19)**	379	436	466
Short-term restructuring reserve	**(18)**	66	91	1
Current maturities of long-term debt	**(16)**	5	153	51
Short-term borrowings and notes payable		1	7	169
Bank overdrafts		8	49	40
Total		**747**	**1,262**	**1,368**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**850**	**1,698**	**2,118**

Consolidated statements of operations

FOR THE YEARS ENDED DECEMBER 31

(In EUR millions)

	Note	2002	2001	200
Sales		460	806	1 381
Maintenance, services and other		1 054	1 738	1 86
Total revenue		**1 514**	**2 544**	**3 24**
Cost of revenue		(1 190)	(1 914)	(2 481
Gross margin		**324**	**630**	**76**
Research and development		(73)	(123)	(16
Selling		(202)	(408)	(50
General and administrative		(169)	(198)	(20
Loss from operations		**(120)**	**(99)**	**(10**
Interest expense	**(18)**	(58)	(51)	(6
Interest income		14	14	2
Restructuring expenses		(225)	(155)	
Other income and expenses, net	**(23)**	(106)	139	
Loss before corporate income tax and minority interests		**(495)**	**(152)**	**(14**
Provision for corporate income tax and deferred taxes	**(24)**	(43)	(53)	(8
Loss before minority interests		**(538)**	**(205)**	**(22**
Amortization of goodwill	**(7)**	(11)	(37)	(2
Share of net income/(loss) of equity affiliates and divested affiliates	**(25)**	1	(11)	
Minority interests		-	-	(
NET LOSS		**(548)**	**(253)**	**(24**
Basic and fully diluted earnings per share		(3.22)	(1.49)	(1.4
Weighted average number of shares (in thousands)		170,199	170,199	167,99

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

FOR THE YEARS ENDED DECEMBER 31

(in EUR millions)

	2002	2001	2000
Cash and cash equivalents at january 1	**233**	**193**	**346**
Net loss	(548)	(253)	(243)
Depreciation and amortization	60	123	121
Provision for restructuring plan	225	155	-
Deferred taxes	29	42	66
BULL HN pension plan	95	-	-
Net (gains)/losses on disposal of assets	(63)	(286)	(60)
Trade and other receivables	220	215	81
Inventories and work-in-progress	84	71	45
Trade and other payables, customer advances	(302)	(198)	(118)
Restructuring plan consumption	(250)	(64)	-
Other	38	34	(26)
Total cash flow used by operating activities	**(412)**	**(161)**	**(134)**
Expenditures for property	(14)	(47)	(64)
Increase in investments and other non-current assets	(21)	(41)	(75)
Proceeds from fixed assets disposals	156	360	141
Total cash flow provided by investing activities	**121**	**272**	**2**
Capital increase	-	-	28
Advance contribution to capital increase	-	-	(48)
Net change in provisions for pension costs	-	19	(8)
Stockholder's advance	366	100	-
Net change in long-term borrowings	(150)	(42)	(6)
Net change in short-term borrowings	(39)	(154)	15
Total cash flow provided / (used) by financing activities	**177**	**(77)**	**(19)**
Impact of exchange rate fluctuations	**(2)**	**6**	**(2)**
Cash and cash equivalents at december 31	**117**	**233**	**193**
ADDITIONAL INFORMATION			
Interest paid on borrowings	81	65	71
Corporate income tax paid	12	6	3

See accompanying notes to consolidated financial statements.

The impact of transactions denominated in foreign currencies on each heading is determined in the local currency, then converted into euro at the average exchange rate for the year. Translation differences with respect to values recorded in the balance sheet and in the statement of operations are recorded within "Impact of exchange rate fluctuations", which thus groups together all the differences relating to the various headings.

Consolidated statements of stockholders' equity and comprehensive loss

FOR THE YEARS ENDED DECEMBER 31

(In EUR millions)

	Common stock	Additional paid in capital	Retained earnings (deficit)	Accumulated other comprehensive income / (loss)	Total
Balance January 1, 2000	**331**	**17**	**(49)**	**(5)**	**294**
Capital increase	9	20	-	-	29
Net loss for the period	-	-	(243)	-	(243)
Translation adjustment	-	-	-	6	6
Balance December 31, 2000	**340**	**37**	**(292)**	**1**	**86**
Capital increase	-	-	-	-	-
Net loss for the period	-	-	(253)	-	(253
Translation adjustment	-	-	-	9	9
Balance December 31, 2001	**340**	**37**	**(545)**	**10**	**(158**
Net loss for the period	-	-	(548)	-	(548
Translation adjustment	-	-	-	(18)	(18
Balance December 31, 2002	**340**	**37**	**(1,093)**	**(8)**	**(724**

(In EUR millions)

COMPREHENSIVE LOSS	**2002**	**2001**	**2000**
Net loss	(548)	(253)	(243)
Other comprehensive income :			
Foreign currency translation adjustment	(18)	9	6
Comprehensive loss	**(566)**	**(244)**	**(237)**

See accompanying notes to consolidated financial statements.

Notes to the consolidated financial statements

1 - ORGANIZATIONAL STRUCTURE

The consolidated financial statements of Groupe Bull include the financial statements of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc. and their subsidiaries.

As of December 31, 2002, the common stock of Bull was held 16.3% by the French State, 16.9% by each of its industrial stockholders (France Télécom, Motorola and NEC), 5.3% by Dai Nippon Printing (DNP) and 27.7% by private investors and Bull employees.

This ownership structure, unchanged since the capital increase reserved for employees in June 2000, is the direct outcome of the privatization process transferring the French Government's interest in Bull from the public to the private sector, which began in 1994 and was finally completed in April 1997.

2 - GOING CONCERN AND SUBSEQUENT EVENTS

Groupe Bull reported a net loss of EUR 548 million in 2002 (net loss of EUR 253 million in 2001), resulting in negative consolidated net worth of EUR 724 million as of December 31, 2002 (EUR 158 million as of December 31, 2001). Bull stockholders' equity fell to less than half of common stock at the 2000 year-end and must therefore be rebuilt by December 31, 2003.

During the first quarter of 2002, the Board of Directors' meeting of March 14, 2002 approved the initial measures presented by Groupe Bull Executive Management, enabling the rapid implementation of the restructuring plan, based on the simplification of the organizational structure, drastic cuts in overheads, including downsizing measures, a shake-up of the management teams and a renewed convergence between the different Groupe businesses. In addition, the outline of an industrial and strategic plan aimed at clarifying Bull's positioning, reinforcing coherence among its activities and emphasizing its unique information technology qualities was also presented to the Board.

At the same time, it was decided to further reduce employee numbers (2,763 persons overall, including 1,843 employees in France and 920 outside of France). The cost of the 2002 restructuring plan is EUR 225 million.

The Board examined the financial resources necessary to cover both operating losses before restructuring costs for the period and repayments on short-term debt. Given its financial position, Bull was not able to raise further external financing. Under these circumstances, the French State agreed to grant a loan of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and EUR 350 million in June 2002. This loan took the form of a cash advance bearing interest at the market rate and repayable in the 12 months following the final installment, received on June 17, 2002.

During the Board of Directors' meeting of April 30, 2003, a representative of the French State made the following announcement :

"Bull returned to operating profits during the second half of fiscal year 2002. This recovery should continue during 2003 despite a difficult economic climate. It is now necessary to implement, as soon as possible, a recapitalization plan which meets the interests of both Bull and its stockholders and which enables the repayment of the EUR 450 million stockholder's advance granted by the French State in 2002.

In order to enable Bull management to continue negotiations launched with potential investors in this recapitalization plan, the French State does not intend to demand repayment of this advance by Bull prior to the finalization of these negotiations, which should be completed before the end of this year".

Based on this announcement, and taking into account the turnaround in the second half of 2002 (posting of a positive operating margin), as well as Executive Management's confidence in the measures taken to rebuild capital, Executive Management approved the consolidated financial statements of the Groupe and its subsidiaries drawn up on a going concern basis, in which the methods used to value assets and liabilities have not been changed.

3 - CHANGES IN GROUPE STRUCTURE AND PRO FORMA PRESENTATION OF FISCAL YEAR 2001

The fiscal year 2001 consolidated statement of operations has been adjusted on a pro forma basis in order to reflect the following changes in Groupe structure during 2001 :

- sale of Cara and Bull CP8 in the first quarter ;
- sale of PSI Data Systems Limited in India, effective the end of November ;
- sale to Steria, at the end of December, of service activities (excluding maintenance) in Germany, Belgium, Denmark, Spain, Norway, the UK, Sweden and Switzerland, in accordance with an agreement signed in August 2001. At the end of March 2002, all service activities in the UK were transferred to Steria in accordance with the procedures detailed in Note 4.

These disposals had a combined impact on net sales for fiscal year 2001 of 25%. The impact on assets and liabilities is difficult to determine as the hive-down of service activities in the main European countries took place at different dates during the course of the year. It is not therefore possible to draw up a balance sheet as of January 1, 2001, adjusted for the assets and liabilities attributable to services sold to Steria.

The statement of operations for fiscal year 2001 is as follows (in EUR millions) :

	Actual audited	Pro forma not audited
Sales	806	707
Rental, service and other	1,738	1,209
REVENUE	**2,544**	**1,916**
Cost of revenue	(1,914)	(1,412)
GROSS MARGIN	**630**	**458**
Research and development	(123)	(77)
Selling	(408)	(330)
General and administrative	(198)	(168)
LOSS FROM OPERATIONS	**(99)**	**(117)**
Interest expense	(51)	(51)
Interest income	14	14
Restructuring provision	(155)	(155)
Other income and expenses - net	139	139
LOSS BEFORE CORPORATE INCOME TAX AND MINORITY INTERESTS	**(152)**	**(170)**
Provision for corporate income taxes and deferred tax	(53)	(53)
LOSS BEFORE MINORITY INTERESTS	**(205)**	**(223)**
Amortization of goodwill	(37)	(37)
Share of net income/(loss) of equity affiliates and discontinued operations	(11)	(1)
Minority interests	-	-
Impact of pro forma adjustments	-	8
NET LOSS	**(253)**	**(253)**

4 - TRANSACTION WITH STERIA AND SALE OF SERVICE ACTIVITIES IN THE UNITED KINGDOM

4.1 Heads of agreement and scope

Under the terms of the heads of agreement dated August 31, 2001, as completed by the riders of November 26 anc December 19, 2001, Bull concluded with Groupe Steria SCA ("Groupe Steria" or "Steria"),

- the sale on December 28, 2001 of its service activities (excluding infrastructure services and maintenance) recently hive down in Germany, Belgium, Italy and Spain, as well as its subsidiaries in Denmark, Norway, Sweden and Switzerland.
- the sale of its service activities (excluding infrastructure services and maintenance) in the United Kingdom, in accordanc with the specific procedures agreed at the end of March 2002 and detailed in section 4.2. below.

In consideration for the transfer of Bull lota stock (holding company holding all shares in the legal entities sold) to Group Steria, Bull received 902,516 new Steria shares issued via a reserved stock increase, with a total value of EUR 27. million. This reserved stock increase was approved by a Steria stockholders' meeting on December 28, 2001

Consideration for the transfer of service activities in the United Kingdom took the form of a single stock subscription warrant ("the UK stock subscription warrant"), attached to a share issued on December 28, 2001 and exercised on June 25, 2002.

Under the terms of the rider dated December 19, 2001, the parties took due note of Steria's irrevocable commitment to sell the company Integris Italia SpA to Bull for a consideration of EUR 10 million, at Bull's request at any date between December 28, 2001 and January 15, 2002. This purchase option was exercised by Bull on January 4, 2002. Given the specific nature of this transaction, it was decided to retain this company in the Groupe Bull scope of consolidation as of December 31, 2001, given that Bull had never lost operating control over its Italian subsidiary. The sale of this company was recorded as of December 31, 2001 in the Bull parent company financial statements, in accordance with the legal texts applicable to the entities concerned.

4.2 Terms and conditions of the transfer of service activities in the UK

The transfer of Bull Information Systems Limited (hereinafter referred to as BISL) service activities in the UK to Integris Limited, a subsidiary of the holding company now controlled by Steria, is the subject of a number of specific agreements detailed in the rider to the heads of agreement signed by Bull and Steria on November 26, 2001 and in the Business Transfer Agreement (hereinafter referred to as the "BTA") signed on December 20, 2001 between BISL and Integris Limited. The specific nature of these agreements is the result of the legal procedures governing the transfer of contracts ("novation"), which require the express prior acceptance of the transfer by clients, without retroactive application. Acceptance requests were issued to clients at the end of November 2001.

The timetable for the transfer of BISL UK service activities to Integris Limited was drawn up as follows, taking account of the specific terms and conditions detailed above :

- On December 28, 2001, BISL transferred to Integris Limited the systems integration (SI) contracts for which transfer authorization had been formally received from clients at this date and received in consideration Integris Limited stock with a value of EUR 3 million ; identified assets and liabilities relating to these contracts totaled EUR 1.8 million. This stock, which represents the entire common stock of Integris Limited was immediately transferred, via Bull, to Bull Iota, control of which was transferred to Steria on the same day.
- As of March 31, 2002, the consent necessary for the transfer of their contracts had been received from nearly all clients. The remaining service activities making up the IS and MS (Managed Services) activities were therefore transferred to Integris Limited at the end of the first quarter 2002.

In addition, in accordance with the rider to the heads of agreement dated November 26, 2001, the BISL pension fund Retirement Plan and Management Plan (the "Plans") were also transferred to Integris Limited, after the removal from these Plans, on September 30, 2002, of BISL employees, excluding Integris activities and employees not transferred. Commitments transferred with the Plans and the corresponding assets were valued by independent experts during the first quarter 2002.

Consideration for the transfer of service activities in the UK took the form of a single stock subscription warrant (the ""UK stock subscription warrant"), attached to a share issued on December 28, 2001. The UK stock subscription warrant conferred entitlement on June 25, 2002 to a number of shares, at a strike price of EUR 1 per share, subject to a maximum of 1,353,775 shares. The number of shares to which the UK stock subscription warrant confers entitlement was reduced in accordance with a formula which took into account a fraction of the turnover of the activities which could not be transferred and a fraction of the known under-provisioning of pension funds relating to these activities.

A fraction of the under-provisioning of these funds was deducted from the number of shares to which the UK stock subscription warrant confers entitlement, subject to a minimum of EUR 9,7 million and a maximum of EUR 23 million. In addition, during the first half of 2002, Bull paid a preliminary and flat-rate contribution to the pension fund of EUR 2.9 million and undertook to pay Steria half of any additional fund calls (spread over time or in one installment) made by the pension fund managers before March 31, 2004, above the EUR 23 million ceiling set contractually in April 2002.

4.3 Total transaction consideration

On December 28, 2001, Steria issued 902,516 new shares for a total amount of EUR 27.8 million in consideration for the transfer of Bull Iota shares, generating a capital loss in Bull's accounts, before deduction of disposal costs of EUR 10 million. These shares were sold in full on March 8, 2002 under an underwriting agreement for EUR 29.0 million, generating a net capital gain of EUR 1 million.

On the same date, Bull also recovered a 2-year, interest-bearing debt on Bull Iota of EUR 11 million, and bonus stock subscription warrants conferring entitlement to 736,084 Groupe Steria shares, exercisable under specific terms and conditions depending on the Steria share price over the coming five years.

On June 25, 2002, in consideration for the transfer of its UK service activities, Bull exercised the UK stock subscription warrant, subscribing for 1,122,930 Steria shares at a price of one euro. The number of shares subscribed corresponds to the ceiling of 1,353,775 shares less 230,845 shares in accordance with the calculation formula, taking into account solely a fraction of the under-provisioning of pension funds transferred, valued at EUR 9 million. These shares were recorded in the financial statements at the end of June 2002 in the amount of EUR 19.7 million, representing a value per share of EUR 17.55 and corresponding to the Steria share price on June 28, 2002. This transaction generated a pre-tax capital gain of EUR 21 million in the first half of 2002.

During the second half of 2002, a certain number of claims were submitted reciprocally by Bull and Steria in respect of the application of the clauses of the heads of agreement and riders, and the exercise of vendor warranties granted by Bull to Steria. The gains and/or losses which could reasonably be expected to result from negotiations, currently still in progress, were taken into account at the December 31, 2002 year-end.

5 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements have been prepared in accordance with the provisions of French law as defined in CRC Regulation n°99-02. Groupe Bull accounting policies and methods are detailed in an accounting manual distributed to all Groupe companies. This manual, together with monitoring procedures, ensures the consistent application of policies and methods within the Groupe.

The Company's use of US generally accepted accounting principles as a standards base was abandoned at the December 31, 2000 year-end, primarily for reasons of clarity of communication and due to the increasing complexity of retaining a dual standards base. This change did not have a material impact on the accounts. In effect, transactions potentially generating differences in accounting treatment under French and US GAAP are on the whole limited and their impact on the 2002 financial statements is minor.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions made by Groupe management and affecting asset and liability values recorded in the balance sheet, assets and liabilities disclosed in the Notes to the financial statements and income and expense items recorded in the statement of operations. Due to the uncertainties inherent in all valuation processes, it is possible that actual results on the unwinding of the operations concerned will differ from these estimates.

The financial statements of subsidiaries over which Bull has exclusive control, directly or indirectly, have been fully consolidated.

Companies over which Groupe Bull exercises significant influence are accounted for by the equity method.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Groupe's foreign subsidiaries have been translated for consolidation purposes in accordance with CRC Regulation 99-02, paragraphs 320 et seq. which can be summarized as follows :

- Assets and liabilities, including accumulated depreciation, are translated at year-end rates of exchange.
- Income and expense items are translated at average monthly rates of exchange.

The Groupe share of gains and losses resulting from translation is recorded separately within stockholders' equity as "Currency translation adjustments."

Where foreign currency borrowings are used to hedge exchange risks relating to the assets and liabilities of a foreign subsidiary, gains and losses arising are also reported under "Currency translation adjustments."

Foreign currency liabilities and receivables are translated at the year-end rate of exchange, and any realized or unrealized gains and losses arising are recorded in income for the year.

INTANGIBLE ASSETS

Intangible assets mainly include capitalized development costs for software products with identified markets which have reached a stage in their development at which there are no longer any major technical or commercial risks.

Capitalized development costs are amortized on a straight-line basis from the time of capitalization over the estimated useful life of the product, subject to a maximum of three years.

PROPERTY AND DEPRECIATION

Property is stated at cost and depreciated on a straight-line basis. Buildings and improvements are depreciated over ten to forty years, machinery and equipment over four to ten years and rental equipment over five years. Capitalized microcomputers and terminals for internal use are depreciated over three years.

SPARE PARTS

Spare parts for personal computers and all product references held in central warehouses in France and Western Europe are recorded in inventories. Inventory value is adjusted by provisions for overstatement, reflecting product life and physical obsolescence. Other spare parts included in "Rental equipment" are capitalized in the year of purchase and depreciated over five years.

GOODWILL

Goodwill represents the difference between the cost of the investment in a subsidiary and the fair value of the Groupe's share in the underlying net assets at the date of acquisition. Goodwill also includes the difference between the cost of acquiring minority stockholders' interests in consolidated subsidiaries and the fair value of the net assets acquired, as determined for Groupe consolidation purposes, including any related translation adjustment.

Goodwill is amortized on a straight-line basis over a period not exceeding twenty years. The unamortized balance is reviewed periodically in the light of events which have occurred since the date on which it was originally recorded and, where necessary, a write-down is recorded in addition to the annual amortization charge, to reflect the decline in the fair value of the underlying net assets.

INVESTMENTS

This heading includes equity investments in non-consolidated subsidiaries. Allowances for impairment in value, based on the percentage interest in net worth, the stock market price and profitability and performance forecasts for the companies concerned, are recorded where appropriate. This estimated carrying value may therefore justify the retention in the financial statements of a net book value in excess of the percentage interest in net worth.

INVENTORIES

Inventories are stated at the lower of cost (principally on a FIFO basis) and market (estimated realizable) value. Standard material, labor and overhead costs of manufactured products are based on forecast activity levels and are adjusted to actual cost by applying manufacturing variances. Overheads not absorbed due to idle capacity are included in cost of revenue.

IMPAIRMENT OF FIXED ASSETS

Where specific circumstances or events suggest that the carrying value of a fixed ("long-lived") asset will be less than future cash flows generated by this asset, or its disposal value where the intention is to dispose of the asset, an exceptional write-down ("impairment loss") should be recognized. The basis for the write-down is generally the discounted present value of expected future cash flows to be generated by the asset in question.

RESTRUCTURING RESERVES

Costs incurred under the reskilling program between 1997 and 1999 and under the new restructuring plans initiated successively in 2001 and 2002 are expensed when incurred in accordance with generally accepted accounting principles in France and the USA and, in particular, as detailed in EITF n° 94-3. This accounting treatment is also in accordance with CRC Regulation 2000-6, which the Groupe decided to adopt beginning from fiscal year 2000.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

In accordance with the provisions of CRC Regulation 99-02, paragraph 300, the Groupe applies the preferred method, recording in the balance sheet all provisions relating to retirement benefits and similar commitments. These commitments are however recorded in accordance with SFAS n°87, n°106 and n°132 issued by the US Financial Accounting Standards Board.

OTHER PROVISIONS FOR CONTINGENCIES AND LOSSES

Provisions for long and short-term contingencies and losses, other than provisions for pension plan and employee benefit commitments, mainly include :

- estimated costs of disputes, litigation and third-party or former employee claims ;
- warranties granted to clients in respect of equipment sales or contracts ;
- losses to completion where the forecast cost of the contract exceeds the contract revenue at the period-end.

REVENUE RECOGNITION

Groupe Bull sells and leases computer equipment and data processing services under various contractual arrangements.

Regular sales are recognized upon full execution, by Groupe Bull, of the terms of the contract, which generally coincides with delivery or acceptance. Sales contracts generally include a clause reserving title to the goods in countries where this is permitted by law.

Revenue from one-time charge licensed software is recognized upon execution of the license agreement and delivery of the software. Revenue from monthly software licenses is recognized as license fees accrue.

Services are either of a recurring nature invoiced periodically or contracts with progress deliveries. Recurring contracts generally cover maintenance and outsourcing services, while progress delivery contracts mainly involve systems integration activities. Revenue is recorded at the end of each invoice period in the first instance and on each progress delivery in the second.

As from January 1, 2002, progress delivery contracts partially completed at the year-end are now recorded using the percentage completion method. Application of this method did not have a material impact on revenue or gross margin in fiscal year 2002.

Rentals under regular lease contracts are included in revenue as earned over the lease term. Related costs consist mainly of depreciation. Non-cancelable sales-type lease contracts, generally covering three to five years, are included in sales revenue at the present value of the minimum lease payments to be received. Cost of revenue includes the related equipment cost and a provision for estimated costs and expenses to be incurred over the lease term.

RESEARCH AND DEVELOPMENT

Research and development expenses are stated net of public and private funding receivable. Specific development contracts for the delivery of products or services are recorded in revenue, and the corresponding costs are included in cost of revenue.

OTHER INCOME AND EXPENSES

In addition to net proceeds from asset disposals and foreign exchange gains and losses, "Other income and expenses" include income and expense items attributable to specific events or transactions distinct from ordinary activities and not expected to occur frequently or regularly.

FINANCIAL INSTRUMENTS

Financial instruments are used in order to reduce the Groupe's exposure to currency and interest rate risks. Gains and losses on these instruments are matched in the accounts to the gains and losses on the assets and liabilities hedged.

Other portfolio financial instruments are marked to market at the year-end, and a provision is raised to cover unrealized capital losses.

CORPORATE INCOME TAXES

Corporate income taxes are recorded in the consolidated financial statements in accordance with the requirements of CRC Regulation 99-02, paragraphs 310 et seq. Under this standard, deferred tax charges or credits are recorded to reflect the tax effect of differences in the valuation of assets and liabilities between the consolidated financial statements and the accounts prepared for taxation purposes. A valuation allowance for deferred tax assets is recorded where there is a probability that all or part of these assets will not be recovered.

STOCK SUBSCRIPTION AND PURCHASE PLANS

Shares issued following the exercise of stock subscription options are recorded as an increase in common stock at the option strike price.

A provision is recorded in respect of shares purchased by the Groupe for allotment under stock purchase option plans, where the purchase price exceeds the option strike price.

Provisions are recorded to cover social security contributions payable in respect of stock subscription and purchase option plans, where exercise of the options seems probable.

EARNINGS PER SHARE

Earnings per share is presented in accordance with CRC Regulation 99-02, paragraph 41. Basic earnings per share is calculated taking into account net income for the year and the weighted average number of shares in circulation during the period. For each period presented, basic and diluted earnings per share are identical because there were no material potentially dilutive items. No reconciliation of basic and diluted earnings per share has therefore been presented.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are presented in accordance with CRC Regulation 99-02, paragraph 426. This statement analyzes changes in cash and cash equivalents, including bank and postal checking account balances, cash and short-term investments (generally less than three months).

For foreign subsidiaries, each item in the statement is determined in local currency and translated into euro at average exchange rate.

6 - PROPERTY

NATURE OF AND MOVEMENTS IN PROPERTY

(In EUR millions)

	Grosse book value at 12/31/01	Additions	Disposals	Translation differences	Gross book value at 12/31/02
Land	24	-	(18)	-	6
Buildings	195	4	(33)	(2)	164
Machinery and equipment	324	10	(63)	(18)	253
Rental equipment	42	2	(5)	(3)	36
Total	**585**	**16**	**(119)**	**(23)**	**459**

DEPRECIATION AND RESERVES

(In EUR millions)

	Accumulated depreciation and reserves at 12/31/01	Charge	Disposals	Translation differences	Accumulated depreciation and reserves at 12/31/02
Buildings	(134)	(7)	26	1	(114)
Machinery and equipment	(269)	(23)	57	15	(220)
Rental equipment	(36)	(2)	3	3	(32)
Total	**(439)**	**(32)**	**86**	**19**	**(366)**

7 - GOODWILL (NET OF AMORTIZATION)

(In EUR millions)

	2002	2001	2000
Gross	107	139	183
Accumulated amortization	(81)	(96)	(93)
Net	**26**	**43**	**90**
Amortization of goodwill	11	37	20

Goodwill (net) by entity is as follows :

(In EUR millions)

	2002	2001	2000
Bull HN Information Systems Inc. (USA)	4	6	8
Bull Italia S.p.A. (Italy)	5	6	7
Bull Information Systems Ltd. (UK)	-	6	7
Algar (Brazil)	7	12	23
Bull International NV (Netherlands)	8	9	11
Bull SA (France)	2	2	3
Osis Services (France)	-	-	6
Arcanet (Italy)	-	-	7
BCS (UK)	-	-	4
Cara Group Ltd. (Ireland)	-	-	7
PPC Computers (Germany)	-	2	5
Bull MLD (France)	-	-	1
Compulink (France)	-	-	1
Total	**26**	**43**	**90**

7.1. Bull HN Information Systems Inc. / Bull Italia S.p.A. / Bull Information Systems Ltd.

In 1991, Bull bought out Honeywell Inc. and NEC minority interests in Bull HN Information Systems Inc., generating goodwill on these acquisitions of EUR 79 million, justified by the activities of companies located in the United States, Italy and the United Kingdom. Of this balance, EUR 38 million was allocated to the activities sold by Bull HN Information Systems Inc. to Wang Laboratories Inc. at the end of January 1995.

In 2002, the residual goodwill balance in respect of Bull Information Systems Ltd., primarily relating to service activities in the United Kingdom, was deducted from the capital gain realized on the sale of these activities to Groupe Steria.

Since the outset, these goodwill balances have been amortized on a straight-line basis over 15 years. The 2002 charge to amortization is EUR 3.2 million.

7.2. Algar Bull

In April 1999, Bull purchased the stock held by the Algar Group in its South American subsidiaries (Argentina, Brazil, Chile and Uruguay).

Purchased for EUR 33 million, this transaction generated goodwill of EUR 28 million, which is being amortized over 7 years. Amortization charged in 2002 totaled EUR 4 million. An exceptional amortization charge of EUR 7 million was recorded in 2001 to take account of the uncertain economic future of the South American market.

7.3. Bull International N.V. and Bull SA

In 1987, net goodwill in the amount of EUR 43 million was recorded in connection with the recognition in the books of Bull of a liability of USD 80 million in respect of the purchase of Bull HN Information Systems Inc.'s interest in Bull S.A. and Bull International N.V. This goodwill is being amortized on a straight-line basis over a period of 20 years. The annual amortization charge is EUR 2.2 million. Accumulated amortization as of December 31, 2002 amounted to EUR 33 million.

7.4 . PPC Computers GmbH

The acquisition of this German company at the end of 1999 generated goodwill of EUR 6 million, which is being amortized over 5 years. Due to the losses accumulated by this company as of June 30, 2002, it was decided to write off in full the residual unamortized goodwill balance existing as of January 1, 2002.

7.5 Other goodwill

Following the losses reported by Osis Services, Arcanet, Bull MLD and Compulink, it was decided in 2001 to write off in full the residual goodwill balances recorded in respect of these companies. This accelerated amortization had an impact of EUR 11 million on the 2001 net loss.

As of January 1, 2001, unamortized goodwill in respect of the UK company BCS and the Irish group Cara totaled EUR 11 million (EUR 4 million and EUR 7 million respectively). As these companies were sold outside of the Groupe, the goodwill was written off in full against the proceeds from the sale of these entities.

8 - INVESTMENTS

(in EUR millions)

	2002	2001	2000
Equity investments at net book value	5	7	11
Other investments at net book value	25	41	25
Stock loans	2	6	-
Loans and advances	3	20	21
Total	**35**	**74**	**57**

- **Equity investments :** as of December 31, 2002, this heading primarily comprises investments in Bull Finance (48.6%) and Seres (34.0%). The fall in value of this heading is mainly due to the sale of SOFOM securities in the first half of 2002, valued at EUR 3 million.

  The Groupe's share in the net income/(loss) of companies accounted for by the equity method is included in the consolidated statement of operations under the heading "Share of net income/(loss) of equity affiliates."

- **Other investments :** the decrease in "Other investments at net book value" in fiscal year 2002 mainly breaks down as follows :

  - sale in March 2002 of Steria shares received in December 2001 for EUR 28 million, in consideration for the transfer of Integris service activities in Europe (excluding the United Kingdom) ;

  - acquisition in June 2002 of new Steria shares received in consideration for the sale of service activities in the United Kingdom ; these securities had an initial value of EUR 20 million but were provided in the amount of EUR 7 million following a fall in the share price on the Paris Stock Exchange;

  - recording of an impairment provision of EUR 1 million in respect of shares in the US company Penguin Inc.

  As of December 31, 2002, Other investments include Steria shares (6.1%) with a net value of EUR 13 million and NEC Computers International BV shares (4.44%) with a net value of EUR 12 million.

- **Stock loan :** this loan was granted on the creation of the Groupe Savings Scheme in June 2000 (see Note 28 : Stock Compensation Plans). The stock acquired by Bull was loaned to the bank responsible for managing the scheme until July 20, 2005. The bank gradually repays these shares to Bull in line with the early withdrawal of employees from the scheme. The loan bears interest at 0.20% of the outstanding loan amount.

  At the end of December 2002, the gross value of the stock on loan was EUR 30 million, provided in the amount of EUR 28 million to take account of the drop in the Bull stock price.

- **Loans and advances :** these primarily relate to receivables from companies accounted for by the equity method and certain minority investments. The decrease in this heading is primarily due to the repayment of loans granted in 2001 by Bull to subsidiaries transferred to Steria, and the short-term reclassification in "Other receivables" of the EUR 11 million loan granted to Steria Iota, repayable within one year.

9 - OTHER NON-CURRENT ASSETS

(in EUR millions)

	2002	2001	2000
Trade receivables due beyond one year	20	16	49
Advance payments to pension funds*	43	156	166
Total	**63**	**172**	**215**

** (see Note 26 - Post-retirement benefits)*

The weighted average rate of interest received on trade receivables due beyond one year was 5.2% in 2002, 6.4% in 2001, and 8.0% in 2000.

The decrease in "Advance payments to pension funds" reflects the financial consequences of the decision by Bull HN in the United States to terminate this pension plan (See Note 23 - Other income and expenses - net). The residual balance of EUR 43 million as of December 31, 2002 represents pension contributions paid in advance, which will be repaid to Bull HN following completion of the operations detailed in Note 23 (Other Income and expenses - net) and after approval by the US federal bodies.

10 - INVENTORIES

(In EUR millions)

	2002	2001	2000
Finished products	72	99	155
Work-in-progress, raw materials and supplies	26	46	58
Spare parts	71	85	96
Allowance for slow-moving inventories	(84)	(56)	(63)
Total	**85**	**174**	**246**

In 1997, Bull progressively began adapting its accounting treatment of spare parts to reflect changes in its activities. These changes involved the globalization of spare part flows and a reduction in unit values and led the Groupe to view spare parts as inventory items and not property. This process was launched in 1997 with the transfer of micro computer hardware spare parts and continued in 1998 with the transfer of Unix parts, in 1999 with the transfer of parts held at French central warehouses and in 2000 with the transfer of parts held in other geographical sectors in Europe.

In 2002, recognition of the obsolescence of spare parts led to a EUR 18 million increase in the inventories provision.

11 - TRADE RECEIVABLES

Equipment leases

Non-cancelable, medium-term sales-type leases, recorded at discounted present value of future minimum rentals receivable, are not material. In general, equipment leases are entered into for an initial period of one to two years during which they cannot be canceled.

Equipment lease contracts backed by external financing without recourse against Bull are treated as lease contracts between the financial institution providing the funds and the final client, in respect of which Bull collects the lease installments on behalf of the financial institution.

Sale of trade receivables

In France, sales of trade receivables without recourse under the Dailly law totaled EUR 55 million at the end of December 2002, compared to EUR 114 million at the end of December 2001 and 2000. Sales of trade receivables in other European countries totaled EUR 13 million at the end of December 2002 compared to EUR 38 million at the end of December 2001 and EUR 98 million at the end of December 2000.

On December 19, 2002, Bull S.A. and Integris Data Services France signed a securitization contract covering their receivables in France, to commence at the beginning of January 2003. This program will replace the Dailly receivables sale program without recourse in place in France since 1998.

Sales of Bull S.A. tax credit and VAT receivables under the program set up with the Crédit Lyonnais bank in 2000, amounted to EUR 6 million at the end of December 2002, compared to EUR 8 million at the end of December 2001 and EUR 12 million at the end of December 2000.

12 - OTHER RECEIVABLES

Other receivables break down as follows :

(In EUR millions)

	2002	2001	2000
R&D financing receivables	13	18	24
Supplier advances	12	10	12
Employee-related receivables	3	4	5
Deposits and guarantees paid	20	10	7
Other operating receivables	75	68	61
Prepayments	22	46	63
Total	**145**	**156**	**172**

As of December 31, 2002, Other operating receivables include receivables of EUR 31 million due from Steria, of which EUR 11 million in respect of the loan granted to Steria Iota, repayable within one year.

13 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2002, Bull common stock comprised 170,198,889 shares with a par value of EUR 2 each.

Changes in common stock and additional paid-in capital during the past three years are described below.

2002 and 2001

No common stock increase or decrease operations were performed during 2002 or 2001.

2000

On February 10, 2000, the Board of Directors voted to increase the common stock by issuing 4,717,237 new shares at a subscription price of EUR 6.39, with subscription reserved for employees of the main Groupe companies under the Groupe Savings Scheme.

The common stock increase was subscribed to in full by the end of the subscription period and Bull stockholders' equity was increased by EUR 9.4 million for common stock and EUR 20.7 million for additional paid-in capital.

Direct costs (EUR 1.8 million) relating to this common stock issue were deducted from additional paid-in capital.

14 - MINORITY INTERESTS

Minority interests in the consolidated balance sheet of EUR 0.2 million as of December 31, 2002 primarily relate to GPES, in which Bull S.A. holds a 51% stake.

In prior years, minority interests also included B.S.G.L., until its sale in March 2001, and Bretagne Services Informatiques et Intégration de Systèmes (BS2I) and Osis Services, until the buy-out of minority interests in September 2001 and October 2002 respectively.

15 - MARKET AUCTION PREFERRED STOCK ISSUED BY A CONSOLIDATED SUBSIDIARY

In October 2002, Bull Finance Corporation redeemed market auction preferred stock ("MAPS") in the amount of EUR 100 million, held by US private investors. This redemption, motivated by the fall in interest rates which stripped the MAPS of their advantages, was possible thanks to the sale of short-term financial securities of an equivalent value, held as guarantees by Bull Finance Corporation. This company is currently wholly owned by Bull Data Systems Inc.

Dividends paid in 2002 in respect of the MAPS totaled USD 1.6 million (USD 3.5 million in 2001 and USD 4.5 million in 2000). These dividends, recorded in "Interest expense" in the consolidated statement of operations, were earned from the investment of current assets (cash at bank and in hand, investment securities, receivables) included in the heading "Restricted cash" in the balance sheet.

In the fourth quarter of 1992, Bull Data Systems Inc. formed a wholly owned finance subsidiary, Bull Finance Corporation (BFC), with a capital of USD 406 million, of which USD 50 million was paid up in cash. The balance was covered by two notes issued by Bull HN Information Systems Inc. in the amount of USD 150 million and Zenith Data Systems Corp. in the amount of USD 206 million, taken over by Bull Data Systems Inc. in 1996 on the sale of Zenith.

16 - LONG-TERM DEBT

(In EUR millions)

As of December 31,	2002		2001		2000	
	Due beyond 1 year	Due within 1 year	Due beyond 1 year	Due within 1 year	Due beyond 1 year	Due within 1 year
MATURITY ANALYSIS						
• Bonds, notes and debentures	198	-	192	91	277	-
• Bank loans	3	5	8	23	25	18
• Private placements	-	-	-	39	39	31
• Lease finance	-	-	-	-	4	2
Total	**201**	**5**	**200**	**153**	**345**	**51**
ANALYSIS BY CURRENCY						
• Euro	201	5	200	114	303	18
• Japanese yen	-	-	-	39	39	31
• Other	-	-	-	-	3	2
Total	**201**	**5**	**200**	**153**	**345**	**51**

MATURITIES OF LONG-TERM DEBT AS OF DECEMBER 31, 2002

2003	5
2004	2
2005	198
2006	-
2007 and beyond	1
Total	**206**

BONDS, NOTES AND DEBENTURES

In July 2002, Bull repaid the EUR 91 million 5-year debenture loan issued in July 1997, bearing interest at an annual rate of 5.25%.

Bonds, notes and debentures at the end of December 2002 comprised 11,495,400 bonds convertible and/or exchangeable for stock, issued in May 2000 and maturing on January 1, 2005, in the amount of EUR 181 million. The characteristics of these convertible bonds are as follows : issue price of EUR 15.75, redemption price of EUR 18.36, coupon of 2.25%, actuarial yield of 5.5% per annum and exchange parity of one for one. Redemption premiums and issue expenses are amortized over the term of the loan. As of December 31, 2002, redemption premiums of EUR 13 million (out of a total of EUR 30 million) and issue expenses of EUR 1.8 million remained to be amortized over the next two years.

BANK LOANS

Bank loans comprise a number of loans taken out primarily by Bull HN Information Systems Italia S.p.A. maturing between 2003 and 2008.

PRIVATE PLACEMENTS

In August and September 2002, Bull repaid the remaining yen private placements issued in March 2000. The placement contract included early repayment clauses, the simple request of investors, where the consolida permanent capital of the Groupe crossed a given thr hold. These conditions were met on the publication the fiscal year 2001 consolidated financial statemer and Bull therefore proceeded with the full repaymen these loans.

17 - STOCKHOLDER'S ADVANCE

The French State granted a cash advance of EUR 4 million, of which EUR 100 million was paid at the en December 2001 and the balance at the end of Ju 2002. This advance constituted "rescue aid" as defi by EC law and took the form of a stockholder's adva bearing interest at the market rate. After review by European Commission, this stockholder's advance v declared compatible with the provisions of the treaty es blishing the European Community regarding State ai

At the Board Meeting of April 30, 2003, the Fre State formerly announced that, in order to enable B management to continue negotiations launched w potential investors in the recapitalization plan, French State does not intend to demand repayment of t advance prior to the finalization of these negotiations, wh should be completed before the end of this year (s Note 2 - Going concern and subsequent events).

The advance bears interest at the market rate during period commencing the date funds are made availa and expiring the date of their repayment or capitalizat in Bull common stock. This interest, where paid in ca will fall due on the date of repayment of the advan Accrued interest as of December 31, 2002 totaled E 16 million.

18 - RESTRUCTURING RESERVES

Movements in restructuring reserves between the end of December 1999 and the end of December 2002 were as follows

(In EUR millions)

	Programs prior to 2001	2001 Redundancy program	2002 Redundancy program	total
Balance as of December 31, 1999	**30**	-	-	**30**
2000 Consumption	(10)	-	-	(10)
Balance as of December 31, 2000	**20**	-	-	**20**
2001 Charge	-	155	-	155
2001 Consumption	(6)	(64)	-	(70)
Balance as of December 31, 2001	**14**	**91**	-	**105**
2002 Charge	-	-	225	225
2002 Consumption	(3)	(73)	(177)	(253)
Balance as of December 31, 2002	**11**	**18**	**48**	**77**

grams prior to fiscal year 2000

residual balance of EUR 11 million as of December 31,)2 relates primarily to firm commitments granted to her employees and social security organizations purnt to Bull S.A. redundancy programs (progressive y retirement measures), payable over the period to)5.

)1 Redundancy program

he start of 2001, a restructuring plan aimed at reducing ployee numbers by 1,800 and returning the Groupe operating profitability was launched in France and oad. The cost of this plan was provided in the amount EUR 155 million.

nsidering expenses incurred in fiscal years 2001 and 02, the reserve balance in respect of the 2001 lundancy program is EUR 18 million at the end of cember 2002, primarily corresponding to firm nmitments given in respect of National Employment id departure measures in the Bull S.A. redundancy gram.

source adjustment plan

March 14, 2002, the Bull Board of Directors approved preliminary measures presented by Groupe Executive inagement enabling the rapid implementation of the oupe recovery plan. In addition, the main outlines of industrial and strategic plan were presented to the ard, designed to clarify Bull's positioning, reinforce herence among its activities and emphasize its unique ormation technology qualities.

e total cost of this adjustment plan is estimated at JR 225 million and will be financed primarily by oceeds from asset disposals performed in 2002 (sale plot of land at Louveciennes, in particular).

ductions in employee numbers in 2002 under the)01 and 2002 plans totaled 2,763 (1,845 in France id 920 outside France).

19 - OTHER ACCRUED LIABILITIES AND PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The distinction between "Other accrued liabilities" and "Provisions and other non-current liabilities" reflects the timing of the liability or risk involved.

Other accrued liabilities

(In EUR millions)

	2002	2001	2000
Taxes other than income	35	26	17
Payroll	34	48	66
Other personnel costs	78	79	107
Interest expense	1	8	6
Purchase invoice accruals and other items	231	275	270
Total	**379**	**436**	**466**
Including short-term provisions of :	146	99	84

Provisions and other non-current liabilities

(In EUR millions)

	2002	2001	2000
Taxes other than income	-	-	2
Defined benefit pension plans	81	77	84
Other pension plans	30	34	35
Other personnel costs	22	36	42
Other items	15	18	13
Total	**148**	**165**	**176**

"Other personnel costs" consist primarily of amounts due to social security organizations.

MATURITIES OF LONG-TERM DEBT AS OF DECEMBER 31, 2002

2003	5
2004	2
2005	198
2006	-
2007 and beyond	1
Total	**206**

BONDS, NOTES AND DEBENTURES

In July 2002, Bull repaid the EUR 91 million 5-year debenture loan issued in July 1997, bearing interest at an annual rate of 5.25%.

Bonds, notes and debentures at the end of December 2002 comprised 11,495,400 bonds convertible and/or exchangeable for stock, issued in May 2000 and maturing on January 1, 2005, in the amount of EUR 181 million. The characteristics of these convertible bonds are as follows : issue price of EUR 15.75, redemption price of EUR 18.36, coupon of 2.25%, actuarial yield of 5.5% per annum and exchange parity of one for one. Redemption premiums and issue expenses are amortized over the term of the loan. As of December 31, 2002, redemption premiums of EUR 13 million (out of a total of EUR 30 million) and issue expenses of EUR 1.8 million remained to be amortized over the next two years.

BANK LOANS

Bank loans comprise a number of loans taken out primarily by Bull HN Information Systems Italia S.p.A. maturing between 2003 and 2008.

PRIVATE PLACEMENTS

In August and September 2002, Bull repaid the remaining yen private placements issued in March 2000. The placement contract included early repayment clauses, at the simple request of investors, where the consolidated permanent capital of the Groupe crossed a given threshold. These conditions were met on the publication of the fiscal year 2001 consolidated financial statements, and Bull therefore proceeded with the full repayment of these loans.

17 - STOCKHOLDER'S ADVANCE

The French State granted a cash advance of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and the balance at the end of June 2002. This advance constituted "rescue aid" as defined by EC law and took the form of a stockholder's advance bearing interest at the market rate. After review by the European Commission, this stockholder's advance was declared compatible with the provisions of the treaty establishing the European Community regarding State aid.

At the Board Meeting of April 30, 2003, the French State formerly announced that, in order to enable Bull management to continue negotiations launched with potential investors in the recapitalization plan, the French State does not intend to demand repayment of this advance prior to the finalization of these negotiations, which should be completed before the end of this year (see Note 2 - Going concern and subsequent events).

The advance bears interest at the market rate during the period commencing the date funds are made available and expiring the date of their repayment or capitalization in Bull common stock. This interest, where paid in cash, will fall due on the date of repayment of the advance. Accrued interest as of December 31, 2002 totaled EUR 16 million.

18 - RESTRUCTURING RESERVES

Movements in restructuring reserves between the end of December 1999 and the end of December 2002 were as follows :

(In EUR millions)

	Programs prior to 2001	2001 Redundancy program	2002 Redundancy program	total
Balance as of December 31, 1999	**30**	-	-	**30**
2000 Consumption	(10)	-	-	(10)
Balance as of December 31, 2000	**20**	-	-	**20**
2001 Charge	-	155	-	155
2001 Consumption	(6)	(64)	-	(70)
Balance as of December 31, 2001	**14**	**91**	-	**105**
2002 Charge	-	-	225	225
2002 Consumption	(3)	(73)	(177)	(253)
Balance as of December 31, 2002	**11**	**18**	**48**	**77**

Programs prior to fiscal year 2000

The residual balance of EUR 11 million as of December 31, 2002 relates primarily to firm commitments granted to former employees and social security organizations pursuant to Bull S.A. redundancy programs (progressive early retirement measures), payable over the period to 2005.

2001 Redundancy program

At the start of 2001, a restructuring plan aimed at reducing employee numbers by 1,800 and returning the Groupe to operating profitability was launched in France and abroad. The cost of this plan was provided in the amount of EUR 155 million.

Considering expenses incurred in fiscal years 2001 and 2002, the reserve balance in respect of the 2001 redundancy program is EUR 18 million at the end of December 2002, primarily corresponding to firm commitments given in respect of National Employment Fund departure measures in the Bull S.A. redundancy program.

Resource adjustment plan

On March 14, 2002, the Bull Board of Directors approved the preliminary measures presented by Groupe Executive Management enabling the rapid implementation of the Groupe recovery plan. In addition, the main outlines of an industrial and strategic plan were presented to the Board, designed to clarify Bull's positioning, reinforce coherence among its activities and emphasize its unique information technology qualities.

The total cost of this adjustment plan is estimated at EUR 225 million and will be financed primarily by proceeds from asset disposals performed in 2002 (sale of plot of land at Louveciennes, in particular).

Reductions in employee numbers in 2002 under the 2001 and 2002 plans totaled 2,763 (1,845 in France and 920 outside France).

19 - OTHER ACCRUED LIABILITIES AND PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The distinction between "Other accrued liabilities" and "Provisions and other non-current liabilities" reflects the timing of the liability or risk involved.

Other accrued liabilities

(In EUR millions)

	2002	2001	2000
Taxes other than income	35	26	17
Payroll	34	48	66
Other personnel costs	78	79	107
Interest expense	1	8	6
Purchase invoice accruals and other items	231	275	270
Total	**379**	**436**	**466**
Including short-term provisions of :	146	99	84

Provisions and other non-current liabilities

(In EUR millions)

	2002	2001	2000
Taxes other than income	-	-	2
Defined benefit pension plans	81	77	84
Other pension plans	30	34	35
Other personnel costs	22	36	42
Other items	15	18	13
Total	**148**	**165**	**176**

"Other personnel costs" consist primarily of amounts due to social security organizations.

Breakdown of the annual movement in provisions for contingencies and losses :

(In EUR millions)

	End of fiscal year 2001	Charge	Release : amounts consumed	Release : amounts not consumed	Other movements (*)	End of fiscal year 2002
Long-term provisions for contingencies and losses						
Defined benefit pension plans	77	19	(1)	(11)	(3)	81
Other pension plans	34	3	(6)	-	(1)	30
Other personnel costs	36	4	(3)	-	(15)	22
Other items	18	1	-	-	(4)	15
Sub-total	**165**	**27**	**(10)**	**(11)**	**(23)**	**148**
Short-term provisions for contingencies and losses						
Personnel costs and similar commitments	18	12	(15)	(3)	11	23
Client claims	1	1	(1)	-	1	2
Product warranties	4	1	(1)	-	-	4
Other contingencies and losses concerning products and services sold	12	19	(10)	(3)	5	23
Other items	64	60	(15)	(6)	(9)	94
Sub-total	**99**	**93**	**(42)**	**(12)**	**8**	**146**
TOTAL	**264**	**120**	**(52)**	**(23)**	**(15)**	**294**

(*) including EUR 13 million transferred from long-term provisions to short-term provisions
including EUR 7 million transferred from provisions for contingencies and losses to accrued expenses
including exchange rate movements of EUR 8 million

20 - COMMERCIAL PAPER

Bull only performed one commercial paper issue in 2002. In February 2002 it issued commercial paper in the amount of EUR 5 million, maturing after one month and bearing interest at a rate of 3.48%.

Bull's commercial paper program ran until May 28, 2001. The last repayment was completed on August 28, 2001. At the end of 2000, the amount outstanding totaled EUR 88 million, compared to EUR 147 million at the end of 1999. The paper bore interest at rates ranging from 4.76% to 5.30% in 2001 (compared to 3.29% to 5.19% in 2000 and 3.29% to 3.63% in 1999), with maturities ranging from one to three months. The balance was recorded within short-term borrowings.

21 - FINANCIAL INSTRUMENT RELATED RISK MANAGEMENT

CURRENCY RISK

Groupe Bull is exposed to currency risks on transactions denominated in foreign currency and as a result of the financial importance of its subsidiaries.

These treasury transactions are coordinated by the Groupe Treasury Department and governed by specific authorization and internal control procedures.

Excluding a few exceptional cases, subsidiary transactions are performed in the local currency. Foreign exchange risk is, therefore, primarily borne by the parent company, Bull.

The Groupe uses hedging instruments to reduce its exposure to currency risks: outright spot and forward purchases and sales of foreign currency, and trading swaps.

Hedging transactions are entered into with respect to the Groupe's net overall position (all entities taken together). Currency risk exposure arises as a result of the Groupe's trading and financial foreign exchange position.

Currency risk exposure in respect of the trading foreign exchange position :

- This risk arises as a result of the difference (in each currency) between commercial purchases and sales and is recognized at the invoicing stage.
- It should be noted that, as an exception to the rule, the trading foreign exchange position of Bull Electronics Angers is recognized on a budgetary basis (forecast net USD purchase flows).

Currency risk exposure in respect of the financial foreign exchange position :

- All entities holding loans/borrowings and/or financial instruments denominated in a currency other than their operating currency have a financial foreign exchange position. This concerns the Groupe Bull holding companies and, in particular, Bull.
- All internal structural loans/borrowings, with no fixed maturity, between entities with the euro as their operating currency (principally Bull) and entities with another operating currency, are excluded from this position.

Hedging instruments are used with the sole aim of reducing overall Groupe Bull exposure to foreign exchange risk resulting from its ordinary activities. The impact of these instruments is limited to the reduction of such risks. Liquidity and counterparty risk can be considered extremely limited, given the type of hedging instruments used and the choice of leading counterparties.

Groupe exposure to currency risks after hedging of the foreign exchange position (trading and financial position) is as follows (the amounts in parentheses correspond to net liabilities in foreign currencies) :

CURRENCY RISKS AS OF DECEMBER 31, 2002
(In EUR millions)

	USD	GBP	JPY	Other currencies
Balance sheet items :				
Exposure	(56)	49	-	2
Forward foreign exchange contracts	48	(22)	-	-
Net	**(8)**	**27**	**-**	**2**

CURRENCY RISK AS OF DECEMBER 31, 2001
(In EUR millions)

	USD	GBP	JPY	Other currencies
Balance sheet items :				
Exposure	(49)	20	(35)	4
Forward foreign exchange contracts	44	(8)	35	-
Net	**(5)**	**12**	**-**	**4**

CURRENCY RISK AS OF DECEMBER 31, 2000
(In EUR millions)

	USD	GBP	JPY	Other currencies
Balance sheet items :				
Exposure	(14)	62	(65)	16
Forward foreign exchange contracts	11	(49)	64	2
Net	**(3)**	**13**	**(1)**	**18**

The fall of the Argentine peso, which lost 301.6% against the euro and 237.5% against the US dollar in 2002, generated foreign exchange losses of EUR 3.7 million.

Currency risk with respect to Asian countries is not material given the Groupe's low exposure to these currencies.

Interest rate risk

The majority of outstanding borrowings as the end of 2002 are fixed-rate and do not expose the Groupe to any specific risks. The Groupe did not hold any interest rate hedging instruments as of December 31, 2002.

(In EUR millions)

Balance sheet	2002	2001	2000
Fixed rate :			
• Financial assets	-	-	-
• Financial liabilities	(201)	(333)	(407)
Sous-total	**(201)**	**(333)**	**(407)**
Floating rate :			
• Financial assets	64	179	214
• Financial liabilities	(5)	(76)	(197)
Sub-total	**59**	**103**	**17**
Total	**(142)**	**(230)**	**(390)**

22 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single client represents over 10% of total trade receivables.

23 - OTHER INCOME AND EXPENSES (NET)

(In EUR millions)

	2002	2001	2000
Exchange gains / (losses)	(5)	(3)	(4)
Net gains on the disposal of assets	60	293	60
Provisions for investments	(13)	(35)	(16)
Adjustments to pension plans	(104)	(46)	-
Costs of separating Services activities	-	(17)	-
Other	(44)	(55)	(35)
Total	**(106)**	**139**	**5**

2002

Other Income and expenses (net) primarily include :

- Net gains on the disposal of assets (EUR 60 million), including :

- EUR 30 million in respect of the sale in February to Canal Plus of the real estate complex at Louveciennes ;
- EUR 21 million (before tax) in respect of the sale in June to Steria of UK service activities ;
- EUR 10 million in respect of the sale in February of Lottomatica securities in Italy ;
- EUR 1 million in respect of the sale in February and December of Steria shares.

- Investment impairment provisions of EUR 13 million taking into account :

- the fall in the stock market value of Steria shares (EUR 7 million), Bull shares (EUR 3 million) purchased within the framework of the Groupe Savings Scheme set up in June 2000 and Penguin shares in the United States (EUR 1 million) ;
- accumulated losses relating to the Groupe's minority interest in the Italian company Ciaol@b (EUR 2 million).

- Pension plan value adjustments involving :

- A EUR 100 million charge in respect of pension plans in the United States; this charge is the financial consequence of the decision taken on June 13, 2002 by Bull HN Information Systems Inc. (Bull HN), to terminate its pension obligations to beneficiaries no longer active within the company (retired employees and persons having left the company); Bull HN took out two insurance policies resulting in the transfer of its entire pension obligations to insurance companies.

  In addition, Bull HN informed active employees within the company of its intention to terminate their pension plan, either by subscribing an insurance contract or making a global payment in settlement of all rights ; this was performed during the second half of 2002.

  Prior to the above decisions, Groupe Bull consolidated assets included Advance payments to pension funds of USD 135 million (EUR 137 million), included in the heading "Other non-current assets" (see Note 9), in respect of the Bull HN pension plan. This plan was a defined benefits plan under which vested entitlement was frozen with effect from December 31, 1994. Advance payments to pension funds represented the excess of fund asset values over the discounted presented value of forecast pension entitlement.

  On completion of the above transactions and after approval by US Federal bodies, Bull HN will receive, during the first half of 2003, partial repayment of Advance payments to pension funds estimated at an amount, net of tax, of USD 42.5 million (EUR 43 million).

  At the end of December 2002, the difference between Advance payments to pension funds and the final estimated net cash amount (USD 92.4 million or EUR 100 million, taking into account movements in the euro/dollar exchange rate) was taken to the statement of operations in Other income and expenses.
- an expense of EUR 16 million in Germany, due to the fall in asset values making up the pension plan ;
- a release of EUR 12 million in the United Kingdom from the pension plan provision recorded as of December 31, 2001 ; this release corresponds to the pension funds transferred to Steria, resulting, in return, in a reduction in the number of shares received in consideration for the transfer to Steria of service activities in the United Kingdom.

- Other expenses in the amount of EUR 44 million including

- EUR 41 million following the discontinuation of various activities (adjustments to asset values, premise occupation plans, liquidation of activities, etc.);
- EUR 3 million in respect of monetary risks in Argentina.

2001

Other income and expenses (net) primarily include :

- Net gains on the disposal of assets (EUR 293 million) including :
  - capital gains on the sale of CP8 (EUR 287 million), PSI in India (EUR 10 million) and Cara in Ireland (EUR 8 million) ;
  - capital loss of EUR 10 million on the sale of European service activities to Steria ;
  - capital gain of EUR 6 million on the sale of a building in Germany ;
  - capital loss of EUR 6 million relating to the write-off of software following a realignment of the internal information system.
- Investment impairment provisions of EUR 33 million including :
  - an additional charge to impairment provisions against Bull stock purchased pursuant to the Groupe Savings Scheme launched in June 2000 ;
  - impairment provisions in respect of NEC Computers International BV (EUR 5 million), Ciaol@b (EUR 2 million) and Nipson (EUR 2 million) in addition to a loan granted to Nipson (EUR 9 million).
- Other expenses in the amount of EUR 55 million including :
  - 7 million following tax reassessments in progress ;
  - EUR 23 million following the discontinuation of various activities (adjustments to asset values, purchase commitments, premises occupation plans, liquidation of activities, etc.) ;
  - EUR 16 million relating to financial disputes.

2000

Other income and expenses (net) break down as follows:

- gains on asset disposals and notably on the sale of automated teller machine activities to Diebold (EUR 30 million), and industrial activity in Europe to ACT (EUR 33 million).
- other expenses including EUR 14.5 million of impairment provisions against Bull stock purchased pursuant to the Groupe Savings Scheme launched in June 2000 and loaned to the bank responsible for managing the scheme (see Note 8: Investments and Note 28 : Stock compensation plans) and EUR 10.5 million of Bull CP8 employee profit-sharing.

24 - CORPORATE INCOME TAX

Groupe Bull is liable to various corporate income taxes based on legislation existing in the countries in which it operates.

The corporate income tax charge consists of the following :

(In EUR millions)

	2002	2001	2000
Corporate income tax charge	14	11	15
Deferred tax charge	29	42	66
Corporate income tax charge	**43**	**53**	**81**

The majority of the corporate income tax charge payable (EUR 14 million) arises in the United Kingdom, due to the taxation of capital gains realized on the sale of service activities to Steria.

Deferred tax assets and liabilities as of December 31 are summarized as follows :

(In EUR millions)

	2002	2001	2000
Tax impact of :			
Losses carried forward	840	759	669
Temporary differences	40	67	73
Gross deferred tax assets	880	826	742
Valuation allowance	(880)	(797)	(668)
Net deferred tax assets	**-**	**29**	**74**
Deferred tax liabilities	**1**	**1**	**10**

A valuation allowance has been recorded to reduce the gross value of deferred tax assets to their expected realizable value over the coming two years considered, in the interests of prudence, to be nil as of December 31, 2002.

Deferred tax liabilities total EUR 1 million as of December 31, 2002 (EUR 1 million at the end of 2001 and EUR 10 million at the end of 2000).

Less optimistic forecasts at the end of fiscal year 2000 led to a reduction in the deferred tax balance to EUR 74 million. Forecast results for fiscal years 2001 to 2003, justifying the recognition of the deferred tax balance, primarily consist of capital gains on disposals.

In 2001, deferred tax assets dropped by EUR 45 million following the sale of Bull CP8, which included a deferred tax asset in this amount. As of December 31, 2001, deferred tax assets were thereby reduced to EUR 29 million.

At the end of June 2002, it was decided to reverse the remaining deferred tax assets of EUR 29 million, given the expected losses for fiscal year 2002.

The effective tax rate varies from statutory rates primarily due to utilization of tax loss carry forwards and recognition of deferred tax assets. A reconciliation has not therefore been presented of these two tax rates.

At December 31, 2002, Groupe Bull had total estimated loss carry forwards available for offset against future taxable income of EUR 2,448 million. This balance includes losses of EUR 1,271 million which can be carried forward indefinitely and the following amounts which expire, if not utilized, in the year indicated : EUR 64 million in 2003, EUR 21 million in 2004, EUR 1,092 in 2005 and beyond. The amount shown for 2005 and beyond includes EUR 87 million available for offset against future long-term capital gains.

25 - NET INCOME/(LOSS) OF EQUITY AFFILIATES AND DISCONTINUED OPERATIONS

The share of net income/(loss) of equity affiliates and discontinued operations mainly comprises the following amounts :

- In fiscal year 2002, the Groupe share of equity affiliate losses of EUR 3 million, offset by first quarter 2002 operating profits reported by service activities in the United Kingdom (EUR 4 million); these activities were sold to Steria at the end of March 2002 and removed from the scope of consolidation as from January 1, 2002.
- In fiscal year 2001, operating losses reported by Bull CP8 in the first quarter of 2001 (EUR 10 million) ; this sub-group was in the process of being sold and was removed from the scope of consolidation as from January 1, 2001.

26 - POST-RETIREMENT BENEFITS

Groupe Bull offers various post-retirement benefits to its employees, including defined benefit pension plans in the US and Western Europe, and a US plan for post-retirement health care benefits.

Defined Benefit Pension Plans

The characteristics of these plans (benefits provided, funding and asset investment policy) vary according to the laws and regulations applicable in each country.

Most of Bull HN Information Systems Inc. ("Bull HN") US-based employees were covered by defined benefit retirement plans. Initially, the Bull HN pension plan was modified in order to freeze, with effect from December 31, 1994, the benefits due under this plan in respect of vested rights held at this date by beneficiaries. Bull HN subsequently decided in June 2002 to terminate its pension commitments to beneficiaries no longer active within the company (retired employees and persons having left the company), by taking out two insurance contracts resulting in the transfer of all pension commitments to insurance companies. A similar transaction was also performed in November 2002 to terminate the pension plan of active employees within the company, either by subscribing an insurance contract or making a global payment in settlement of all rights (see Note 23 - Other income and expenses (net)).

The other Groupe companies located in Western Europe sponsor defined benefit plans or make payments upon retirement which are comparable to those made under defined benefit plans.

Other Post-retirement Benefits

Bull HN Information Systems Inc. and some of its subsidiaries provide health care benefits to employees who have taken early retirement, up to the date on which they reach normal retirement age.

Effective January 1, 1995, Bull HN amended its post-retirement medical plan to exclude all employees who did not meet the early retirement eligibility criteria as of December 31, 1994. As a result of this amendment, the amortization period for the transition obligation was reduced from 20 years to 5 years, which has become the average future benefit period of the remaining plan participants.

Summarized information on the Groupe's post-retirement plans :

(In EUR millions)

	Pension Benefits			Other Post-retirement Benefits		
	2002	2001	2000	2002	2001	2000
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	1,270	1,195	1,177	7	10	13
Service cost	5	19	21	-	-	-
Interest cost	37	77	80	-	1	1
Participants' contributions	1	5	5	-	-	-
Actuarial loss (gain)	7	37	(56)	(2)	(1)	(1)
Acquisitions (divestitures)	(389)	(38)	(5)	-	-	-
Amendments to the UK plan	6	-	-	-	-	-
Increase in obligations following termination of US pension plans	78	-	-	-	-	-
Impact of the termination of certain plans	(678)	-	-	-	-	-
Foreign currency translation	(59)	41	41	-	-	-
Benefit payments	(39)	(66)	(68)	(2)	(3)	(3)
Benefit obligation at end of year	**239**	**1,270**	**1,195**	**3**	**7**	**10**
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	1,306	1,364	1,256	-	-	-
Actual return on plan assets	37	(35)	104	-	-	-
Employer contributions	7	18	16	2	3	3
Participants' contributions	1	5	5	-	-	-
Acquisitions (divestitures)	(331)	(33)	(3)	-	-	-
Transfer to US 401K plan	(17)	-	-	-	-	-
Losses	(13)	-	-	-	-	-
Termination of US plan	(693)	-	-	-	-	-
Foreign currency translation	(74)	53	54	-	-	-
Benefit payments	(39)	(66)	(68)	(2)	(3)	(3)
Fair value of plan assets at end of year	**184**	**1,306**	**1,364**	**-**	**-**	**-**
FUNDED STATUS						
Funded status at end of year	(55)	36	169	(3)	(7)	(10)
Unrecognized net actuarial losses (gains)	11	19	(99)	(4)	(4)	(5)
Unrecognized transition liability (asset)	-	(4)	(3)	-	-	-
Unrecognized prior service cost	(4)	6	8	-	-	-
Net amount recognized in balance sheet	**(48)**	**57**	**75**	**(7)**	**(11)**	**(15)**
Prepaid benefit cost	40	153	166	-	-	-
Accrued benefit cost	(88)	(96)	(91)	-	(11)	(15)
Net asset (liability) recognized	**(48)**	**57**	**75**	**(7)**	**(11)**	**(15)**

The assumptions used in the measurement of the benefit obligations reflect the situation in each country and are summarized in the following table :

(percentage)

	Pension Benefits			Other Post-retirement Benefits		
	2002	2001	2000	2002	2001	2000
Discount rate	5.50-8.00	5.75-7.25	5.25-7.50	7.25	7.25	7.50
Expected return on plan assets	5.00-7.00	5.00-8.00	6.00-9.25	N/A	N/A	N/A
Rate of compensation increase	1.00-4.00	1.00-3.90	1.00-5.00	N/A	N/A	N/A

Net periodic benefit costs include the following components :

(in EUR millions)

	Pension Benefits			Other Post-retirement Benefits		
	2002	2001	2000	2002	2001	2000
Service cost	5	19	21	-	-	-
Interest cost	37	77	80	-	1	1
Expected return on plan assets	(32)	(92)	(93)	-	-	-
Amortization of transition obligation	(5)	-	1	-	-	1
Amortization of prior service cost/ (credit)	(1)	1	1	-	-	-
Amortization of net losses/(gains)	-	-	-	(1)	(2)	(2)
Loss on reduction in value	(6)	47	-	-	-	-
Loss on plan termination	97	-	-	-	-	-
Net periodic benefit cost/(credit)	**95**	**52**	**10**	**(1)**	**(1)**	**-**

At the end of 2000, assets in the amount of EUR 31.2 million were recorded in respect of UK pension plans. The significant decrease in the value of pension plan assets and the proposed transfer of these plans to Steria, upon payment of a contribution by Bull the amount of which has yet to be determined, resulted in the reversal of all recorded asset amounts and the recording of an additional provision in the amount of EUR 15.2 million in respect of the contribution payable by Bull.

In June 2002, in accordance with the rider to the heads of agreement signed on November 26, 2001 between Bull and Steria, the consideration for the transfer of service activities in the United Kingdom was finally reduced by a fraction of the known under-provisioning of the pension funds relating to these activities, valued at EUR 9 million. This under-provisioning was determined by two independent actuaries based on the valuation as of December 31, 2001 of the amount by which the vested entitlement of employees concerned by these plans exceeded the value of fund assets.

In addition, Bull paid a contribution to the pension funds during the first half of 2002 of a preliminary and fixed-rate amount of EUR 2.9 million and also undertook to pay Steria 50% of any additional calls for funds (spread over time or in one installment) made by the pension fund managers prior to March 31, 2004, above a contractual ceiling of EUR 23 million set in April 2002. Due to changes in the financial position of these pension funds since March 31, 2002, Bull and Steria have both implemented concerted actions to limit the exposure of each of the sub-groups to these plans and have taken appropriate measures to limit the level of their respective commitments in the future.

Defined Contribution Pension Plans

The pension cost under defined contribution plans set up by Groupe Bull companies was EUR 30 million in 2002 (compared to EUR 34 million in 2001 and EUR 35 million in 2000).

In addition, subsidiaries in certain countries provide for contract termination allowances, in accordance with local legislation. These allowances are shown in the consolidated balance sheet under the heading "Provisions and other non-current liabilities" in the amount of EUR 14 million in 2002 (compared to EUR 21 million in 2001 and EUR 25 million in 2000).

27 - REMUNERATION OF CORPORATE OFFICERS, EMPLOYEE INFORMATION

Salaries, emoluments and performance bonuses paid to the 15 members of the Executive Committee in 2002, during the period of their office, totaled EUR 4.9 million.

Directors' fees of EUR 45,000 were paid to members of the Board of Directors in respect of fiscal year 2002, compared to directors' fees of EUR 30,000 in 2001 and EUR 45,800 in 2000.

In addition, current Bull management benefits from stock option plans implemented by the Groupe. There remained 55,000 options allocated in 1998 and 2000 available for exercise as of December 31, 2002. No options have been exercised since allotment by current or former Bull management (see Note 28 : Stock compensation plans).

Total Groupe Bull employee costs, including social security contributions, amounted to EUR 0.6 billion in 2002, compared to EUR 1.0 billion in 2001 and EUR 1.2 billion in 2000.

Groupe employees as of December 31, 2002 numbered 8,351 (compared to 12,731 in 2001 and 17,209 in 2000) and break down as follows :

Employees by business sector	2002	2001
Products and other	3,316	5,230
Maintenance	1,932	2,461
Services	3,103	5,040
Total employees	**8,351**	**12,731**

Employees by geographical area	2002	2001
France	4,877	6,924
Europe (excluding France)	2,215	4,293
North America	532	708
Latin America	315	309
Asia and Africa	412	497
Total employees	**8,351**	**12,731**

28 - STOCK COMPENSATION PLANS

Stock subscription plans (June 1998, February 2000 and July 2001):

Using the authorization granted by the Stockholders' Meeting of April 8, 1998, the Board of Directors decided on February 10, 2000 the allotment of the residual balance of stock subscription options, that is 3,296,650 options, at a strike price of EUR 7.99 per share. This total comprises 1,297,000 lapsed options allocated in previous plans, in addition to an alternative offer of 988,750 shares in consideration for the forfeiture of the same number of options allocated by the Board of Directors on June 11, 1998; 920,425 options from the 1998 plan were therefore forfeited and 68,325 options from the same plan were maintained by their beneficiaries.

As with previous plans, this new plan is divided into three tranches depending on the countries in which the companies of the beneficiary employees are located : one tranche for UK employees and company officers, one tranche for US employees and company officers, and one tranche for employees and company officers in France and other countries not benefiting from the first two tranches. Each tranche is subject to vesting conditions specific to the countries concerned.

The Board of Directors' meetings of July 20, 2000 and October 26, 2000, using the authorization granted by the Stockholders' Meeting of April 13, 2000, allotted 391,136 options in July and 359,000 options in October with a strike price of EUR 8.67 or EUR 9.13 (July) and EUR 6.65 (October).

The Board of Directors' meeting of July 19, 2001, again using the authorization granted by the Stockholders' Meeting of April 13, 2000, decided to allot 27,500 stock subscription options with a strike price of EUR 1.98.

The key characteristics of these plans as of December 31, 2002 were as follows :

	1998 Plan	2000 Plan	2000 Plan	2000 Plan	2001 Plan
Date of Stockholders' Meeting	04/08/1998	04/08/1998	04/13/2000	04/13/2000	04/13/2000
Date of Board of Directors' Meeting	06/11/1998	02/10/2000	07/20/2000	10/26/2000	07/19/2001
Number of options initially allotted	1,214,050	3,296,650	381,136	344,000	27,500
- including to members of the Executive Committee	223,500	531,000	10,996	140,000	-
Number of beneficiaries	548	1 121	966	74	5
- including members of the Executive Committee	16	12	3	7	-
Tranche	A - B - C				
Exercise start date	06/11/2003	02/10/2002	07/20/2004	10/26/2002	07/20/2004
Expiry date	06/11/2008	02/10/2010	07/20/2010	10/26/2010	07/20/2011
Strike price (in EUR)	13.96 & 14.70	7.99	8.67 & 9.13	6.65	1.98
Options exercised in 2002	-	-	-	-	-
- including by members of the Executive Committee	-	-	-	-	-
- number of members of the Executive Committee who exercised options in 2002	-	-	-	-	-
Number of options available for exercise as of December 31, 2002	7,750	733,875	14,040	30,000	17,500
- including by members of the Executive Committee	-	35,000	-	20,000	-

A total of 803,165 options remained available for exercise as of December 31, 2002, including 55,000 options held by members of the Executive Committee.

Groupe Savings Scheme (June 2000) :

On February 10, 2000, the Board of Directors also decided to increase the common stock of the Company by issuing 4,713,237 shares reserved for employees of the principal Groupe companies (see Note 13 : Common stock and Additional paid-in capital).

The number of subscribers totaled 8,396, or 51% of total employees in the 16 countries concerned. Employees who invest their savings within the regulated framework of a Groupe Savings Scheme investment fund benefit after 5 years (or on the occurrence of a possible early withdrawal event) from a capital guarantee :

- if the Bull stock price falls below EUR 6.39, the employee is compensated for his loss;
- conversely, if the Bull stock price exceeds EUR 7.99, the employee receives 7 times the capital gain (in excess of EUR 7.99) on his personal investment.

The guarantee and leverage effect were organized with the assistance of the bank with which the transactions were launched by Bull in February and July 2000.

In order to create the Groupe Savings Scheme, Bull purchased 4,668,828 of the shares issued during the common stock increase, at a price of EUR 7.99 in July 2000. These shares were loaned to the bank responsible for managing the scheme until July 20, 2005 (see Note 8 : Investments). As of December 31, 2002, a total of 931,754 shares had been repaid to Bull (7,708 in 2000, 239,963 in 2001 and 684,083 in 2002).

29 - TRANSACTIONS WITH RELATED COMPANIES

Bull has entered into a certain number of partnerships in the asset and services purchasing and distribution sectors (with NEC Computers International, NEC and Wang) and a number of technical cooperation agreements (IBM, Motorola, DNP).

The main transactions between Groupe Bull and related companies are detailed below :

(In EUR millions)

	2002	2001	2000
Transactions with NEC :			
Purchases	1	3	17
Accounts payable at December 31,	-	1	8
Transactions with NEC Computers International :			
Purchases	15	97	106
Sales	3	5	12
Accounts payable at December 31,	11	16	40
Accounts receivable at December 31,	3	4	10
Transactions with France Télécom :			
Purchases	5	7	8
Sales	48	64	65
Accounts receivable at December 31,	15	30	26

30 - COMMITMENTS AND CONTINGENCIES

Commitments and contingencies received and given can be summarized as follows :

(In EUR millions)

	2002	2001
Receivables sold not matured	68	152
Lease arrangements	134	184
Deposits, endorsements and guarantees given	47	65
Other commitments given :		
- guarantees given to banks	16	13
- tax guarantees	22	24
- guarantees given on the repurchase of equipment	12	21
- other guarantees and commitments given	21	31
Total	**320**	**490**

LEASING ARRANGEMENTS

Minimum rental payment obligations under non-cancelable long-term operating leases, principally for real estate, taken out by Groupe Bull as of December 31, 2002, were as follows :

(In EUR millions)

2003	20
2004	18
2005	14
2006	10
2007	9
2008 and beyond	63
Total	**134**

Certain leases provide that the leaseholder bears insurance, tax and maintenance costs and most have renewal options and rent review clauses based upon increases in specified indexes. Rental expenses amounted to EUR 21 million in 2002, compared to EUR 33 million in 2001 and EUR 34 million in 2000.

OTHER COMMITMENTS AND CONTINGENCIES

In addition to lease commitments and commitments given in connection with long and medium-term borrowings, the Groupe Bull companies have undertaken contractual commitments in the ordinary course of business for a total amount of EUR 118 million in 2002 (as compared to EUR 154 million in 2001 and EUR 243 million in 2000).

Service activities, and in particular managed services, are negotiated with commitments as to duration potentially providing for indemnities.

EXCEPTIONAL EVENTS AND DISPUTES

The Groupe is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or Groupe Bull subsidiaries.

Since the end of 2000, a dispute arose at a systems integration center in the United Kingdom. The parties concerned reached an agreement at the end of 2001 and a settlement payment of EUR 12 million was made to the client during 2002.

Various claims and legal proceedings are currently in progress. Following asset disposals performed during the last three years, the Groupe is notably the subject of direct and indirect claims submitted by third parties for a total amount of approximately EUR 50 million. All foreseeable losses at this time have been provided.

31 - SEGMENT AND GEOGRAPHIC INFORMATION

Groupe Bull is an international IT group based in Europe with operations in nearly 100 countries. The companies of the Groupe market a wide range of computer hardware, administration software and IT services for scientific, industrial, commercial and business applications in the public and private sectors. The Groupe managed its operations on the basis of the following businesses :

Products : this activity segment covers different levels of information systems architecture. It encompasses enterprise servers, the IT production center, departmental servers, support services for major distributed applications and personal computers, individual productivity tools and network and Internet connections.

Services : this activity segment brings together consulting, design and information systems integration expertise as well as outsourcing services and a range of software for the secure administration of e-infrastructures.

Maintenance : this activity segment provides on-site and remote maintenance and assistance services to clients via international centers. It has a global logistics system for spare parts management.

The accounting policies of the segments are the same as those described in the "Summary of significant accounting policies." Gross margin only is broken down by activity sector from January 1, 2002. Operating costs are now monitored by the commercial structures at the geographical entity level.

(In EUR millions)

	Total revenue		Gross margin	
	2002	2001(*)	2002	2001(*)
Products	706	955	225	(**)
Maintenance	367	380	76	(**)
Services	441	581	23	(**)
Consolidated total	**1,514**	**1,916**	**324**	**504**

(*) 2001 revenue and gross margin have been adjusted in line with the 2002 Groupe structure, to take account of the partial sale of IT service activities in Europe (including in the UK), of smart card activities in China and of the subsidiaries PSI in India and Bull KK in Japan.

(**) The breakdown of fiscal year 2001 gross margin, adjusted in line with the 2002 Groupe structure, is not available; the 2001 Groupe reporting package was organized by division and not by activity segment.

Long-lived and operating assets are not broken down by activity segment.

Geographical analysis of revenue :

(In EUR millions)

	2002	2001
France	735	924
Europe (excluding France)	528	655
North America	101	135
Latin America	53	105
Asia and Africa	97	97
Consolidated revenue	1,514	1,916

Geographical analysis of long-lived assets (excluding financial instruments) :

(In EUR millions)

	2002	2001	2000
Western Europe	82	142	358
North America	44	167	158
Other areas	10	11	16
Total long-lived assets at December 31	**136**	**320**	**532**

General information concerning the company

CORPORATE NAME AND HEAD OFFICE
Bull
68, route de Versailles
78430 Louveciennes
Effective April 8, 1998, Bull is the new corporate name of Compagnie des Machines Bull.

LEGAL FORM
Bull is a société anonyme governed by the Commercial Code and the July 26, 1983 Privatization Act.

COUNTRY OF INCORPORATION
Bull is incorporated under the laws of France.

DATE OF INCORPORATION AND TERM
The Company was incorporated on March 9, 1931 for a term of 50 years. This period was extended to March 8, 2031 by the Special Stockholders' Meeting of October 31, 1980.

CORPORATE PURPOSE
(Article 2 of the bylaws)

"The corporate purpose of the Company in France and abroad is to :

- acquire any and all shares and interests in any and all commercial, industrial, property, finance or other companies or undertakings, primarily those operating in the information, office automation and electronics sectors ;
- design, manufacture and market data processing equipment, including all related hardware, parts, products, components and equipment ;
- generally, carry out any and all financial, trading, industrial, securities and property transactions related directly or indirectly to the above activities".

INCORPORATION PARTICULARS
RCS N° : Versailles B542 046 065
Siren N° : 542 046 065
Siret N° : 542 046 065 00042
APE Code : 652 E

LOCATION OF COMPANY RECORDS
Documents concerning the Company may be consulted at the Head Office, 68, Route de Versailles, 78430 Louveciennes.

ACCOUNTING PERIOD
The accounting period runs from January 1 to December 31 of each year.

PROVISIONS OF THE BYLAWS CONCERNING APPROPRIATION OF NET INCOME
Following approval of the financial statements by the Annual Stockholders' Meeting, the following are appropriated out of net income available for distribution, in the order indicated :

- the amount necessary to ensure that the shares carry as a first dividend 6% of their paid-up value. If net income for a given year does not permit the distribution of a first dividend, stockholders may not claim payment thereof out of subsequent years' income. The Annual Stockholders' Meeting may vote to appropriate all or part of this first dividend to reserves or retained earnings ;
- the amounts which the Annual Stockholders' Meeting votes to appropriate to retained earnings or to any general or special reserve ;
- the balance is to be shared among the stockholders, subject to the implementation of legal provisions governing the right of employees to share in the profits of their Company.

STOCKHOLDERS' MEETINGS
Stockholders' meetings are called and conducted in accordance with legal provisions.
All stockholders may attend these meetings, irrespective of the size of their stockholding.
Each share carries one vote, with the exception of treasury stock.

MEETINGS OF THE BOARD OF DIRECTORS
The Board of Directors met eight times during 2002.

TRADEMARKS, PATENTS AND LICENSES
Groupe Bull owns or controls under license or otherwise all intellectual and industrial property rights necessary to the performance of its current activities. Certain of these licenses were contracted for a fixed period, but the Groupe believes that, when deemed necessary, it will be able to renew these licenses under reasonable terms and conditions at the appropriate time.

AGREEMENTS WITH DIRECTORS
As of the end of March 2002, there are:

- no loans or guarantees granted to Bull management ;
- agreements entered into with members of administrative or management bodies which do not constitute ordinary transactions entered into under normal terms and conditions.

(In EUR millions)

	Total revenue		Gross margin	
	2002	**2001(*)**	**2002**	**2001(*)**
Products	706	955	225	(**)
Maintenance	367	380	76	(**)
Services	441	581	23	(**)
Consolidated total	**1,514**	**1,916**	**324**	**504**

(*) 2001 revenue and gross margin have been adjusted in line with the 2002 Groupe structure, to take account of the partial sale of IT service activities in Europe (including in the UK), of smart card activities in China and of the subsidiaries PSI in India and Bull KK in Japan.

(**) The breakdown of fiscal year 2001 gross margin, adjusted in line with the 2002 Groupe structure, is not available; the 2001 Groupe reporting package was organized by division and not by activity segment.

Long-lived and operating assets are not broken down by activity segment.

Geographical analysis of revenue :

(In EUR millions)

	2002	**2001**
France	735	924
Europe (excluding France)	528	655
North America	101	135
Latin America	53	105
Asia and Africa	97	97
Consolidated revenue	1,514	1,916

Geographical analysis of long-lived assets (excluding financial instruments) :

(In EUR millions)

	2002	**2001**	**2000**
Western Europe	82	142	358
North America	44	167	158
Other areas	10	11	16
Total long-lived assets at December 31	**136**	**320**	**532**

General information concerning the company

CORPORATE NAME AND HEAD OFFICE

Bull
68, route de Versailles
78430 Louveciennes
Effective April 8, 1998, Bull is the new corporate name of Compagnie des Machines Bull.

LEGAL FORM

Bull is a *société anonyme* governed by the Commercial Code and the July 26, 1983 Privatization Act.

COUNTRY OF INCORPORATION

Bull is incorporated under the laws of France.

DATE OF INCORPORATION AND TERM

The Company was incorporated on March 9, 1931 for a term of 50 years. This period was extended to March 8, 2031 by the Special Stockholders' Meeting of October 31, 1980.

CORPORATE PURPOSE

(Article 2 of the bylaws)

"The corporate purpose of the Company in France and abroad is to :

- acquire any and all shares and interests in any and all commercial, industrial, property, finance or other companies or undertakings, primarily those operating in the information, office automation and electronics sectors ;
- design, manufacture and market data processing equipment, including all related hardware, parts, products, components and equipment ;
- generally, carry out any and all financial, trading, industrial, securities and property transactions related directly or indirectly to the above activities".

INCORPORATION PARTICULARS

RCS N° : Versailles B542 046 065
Siren N° : 542 046 065
Siret N° : 542 046 065 00042
APE Code : 652 E

LOCATION OF COMPANY RECORDS

Documents concerning the Company may be consulted at the Head Office, 68, Route de Versailles, 78430 Louveciennes.

ACCOUNTING PERIOD

The accounting period runs from January 1 to December 31 of each year.

PROVISIONS OF THE BYLAWS CONCERNING APPROPRIATION OF NET INCOME

Following approval of the financial statements by the Annual Stockholders' Meeting, the following are appropriated out of net income available for distribution, in the order indicated :

- the amount necessary to ensure that the shares carry as a first dividend 6% of their paid-up value. If net income for a given year does not permit the distribution of a first dividend, stockholders may not claim payment thereof out of subsequent years' income. The Annual Stockholders' Meeting may vote to appropriate all or part of this first dividend to reserves or retained earnings ;
- the amounts which the Annual Stockholders' Meeting votes to appropriate to retained earnings or to any general or special reserve ;
- the balance is to be shared among the stockholders, subject to the implementation of legal provisions governing the right of employees to share in the profits of their Company.

STOCKHOLDERS' MEETINGS

Stockholders' meetings are called and conducted in accordance with legal provisions.
All stockholders may attend these meetings, irrespective of the size of their stockholding.
Each share carries one vote, with the exception of treasury stock.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met eight times during 2002.

TRADEMARKS, PATENTS AND LICENSES

Groupe Bull owns or controls under license or otherwise all intellectual and industrial property rights necessary to the performance of its current activities. Certain of these licenses were contracted for a fixed period, but the Groupe believes that, when deemed necessary, it will be able to renew these licenses under reasonable terms and conditions at the appropriate time.

AGREEMENTS WITH DIRECTORS

As of the end of March 2002, there are:

- no loans or guarantees granted to Bull management ;
- agreements entered into with members of administrative or management bodies which do not constitute ordinary transactions entered into under normal terms and conditions.

General information concerning the company

BOARD OF DIRECTORS

(members as of December 31, 2002)

CHAIRMAN & CHIEF EXECUTIVE OFFICER :

Pierre Bonelli

SENIOR EXECUTIVE VICE PRESIDENT :

Gervais Pellissier

- **Directors representing the French State (appointed by ministerial order) :**

Thierry Francq

Jeanne Seyvet

- **Directors appointed by Annual Stockholders' Meeting :**

Jean-Jacques Damlamian

Michel Davancens

David Jones

Kazuhiko Kobayashi

Sadakazu Matsuba

Théodore Schaffner

- **Directors representing the personnel of Groupe Bull companies :**

Catherine Blond

Jean-Jacques Gillon

- **ADirector representing Groupe Bull personnel who are Bull stockholders.**

Guy Richel

INDEPENDENT AUDITORS

- **Grant Thornton**

Appointed by the Annual Stockholders' Meeting of March 28, 1995 and term of office renewed by the Annual Stockholders' Meeting of May 3, 2001.
The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2006.
Member firm of Grant Thornton International.

- **Deloitte Touche Tohmatsu**

Appointed by the Annual Stockholders' Meeting of April 15, 1999.
The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2004.
Member firm of Deloitte Touche Tohmatsu.

ALTERNATE INDEPENDENT AUDITORS

IGEC
Appointed by the Annual Stockholders' Meeting of May 3, 2001. The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2006.

BEAS
Appointed by the Annual Stockholders' Meeting of April 15, 1999. The current term of office shall terminate at the end of the Annual Stockholders' Meeting held to approve the financial statements for fiscal year 2004.

Independent Auditors' fees for fiscal year 2002.

	Deloitte Touche Tohmatsu		Grant Thornton	
	EUR	%	EUR	%
Audit :				
Certification of the accounts (1)	2,310	75%	233	100%
Incidental assignments	235	8%	-	-
Sub-total	**2,545**	**83%**	**233**	**100%**
Other services :				
Tax, legal and employee-related (2)	536	17%	-	-
Information technology	-	-	-	-
Internal audit	-	-	-	-
Other	-	-	-	-
Sub- total	**536**	**17%**	**-**	**-**
GRAND TOTAL	**3,081**	**100%**	**233**	**100%**

(1) fees related to Bull, the mother company of the Groupe are shared 50/50 between the statutory auditors

(2)this caption concerns Deloitte Touche Tohmatsu services relating almost entirely to tax consulting for Groupe entities outside of France

Board members
as at 31 december 2002

I - BOARD FUNCTIONS IN BULL AND OUSTIDE THE GROUPE

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Pierre Bonelli
Beginning of mandate : 2001 ; expiration of mandate : 2003.

BOARD MEMBERS

- **Board members nominated by decree (French State representatives)**

Thierry Francq
Sous-Directeur des Participations.
Direction du Trésor - Ministère de l'Economie, des Finances et de l'Industrie .
Administrateur de Thomson, La Poste, France 3, Imprimerie Nationale, DCN Développement, l'établissement Public de Financement et de Réalisation EPFR.
Beginning of mandate : 2002 ; expiration of mandate : 2005.

Jeanne Seyvet
Directeur Général-Direction de l'Industrie des Technologies de l'Information et des Postes.
Secrétariat d'État à l'Industrie.
Administrateur de Renault.
Commissaire du Gouvernement de France Télécom - FTICI.
Beginning of mandate : 1998 ; expiration of mandate : 2005.

- **Board members nominated by the annual general meeting**

Jean-Jacques Damlamian
Directeur Exécutif Branche Développements de France Télécom.
Beginning of madate : 1996 ; renewed on May 3, 2001 ; expiration of mandate : 2004.

Michel Davancens
Directeur, Direction des Cadres dirigeants, Direction du Management.
Administrateur de Diagram.
Beginning of mandate : 2002 ; expiration of mandate : 2004.

Gervais Pellissier
Directeur Général Adjoint Finances et Administration BULL.
Beginning of mandate : 2001 ; expiration of mandate : 2004.

David Jones
Group Chief Executive of NATIONAL GRID Group.
Director of ENERGIS COMMUNICATIONS.
Beginning of mandate : 1999 ; renewed on May 3, 2001 ; expiration of mandate : 2004.

Kazuhiko Kobayashi
Senior Vice President NEC Solutions.
Beginning of mandate : 2000 ; renewed on May 3,2001 ; expiration of mandate : 2004

Sadakazu Matsuba
General Manager Bull NEC Strategy Partnership Office.
Beginning of mandate 2001 ; expiration of mandate : 2004.

Theodore Schaffner
Senior Vice President and Director Corporate Business Development. Motorola Inc.
Beginning of mandate : 2000 ; renewed on May 3, 2001 ; expiration of mandate : 2004

- **Board members reprsenting employees of the companies of the Groupe**

Catherine Blond
Management assistant - Bull
Beginning of mandate : 1998 ; renewed on December 17, 2001 ; expiration of mandate : 2004

Jean-Jacques Gillon
Bull officer.
Beginning of mandate : December 17, 2001 ; expiration of mandate : 2004

- **Board members reprsenting the Groupe employees, holding Bull shares**

Guy Richel
Bull officer.
Begining of mandate : 2001 ; expiration of mandate : 2004.

II - BOARD FUNCTIONS IN GROUPE BULL COMPANIES OUTSIDE BULL

Pierre Bonelli
Directeur Général de Bull International S.A.
Administrateur d'Evidian S.A.
Chairman de Bull Information Systems Limited (au Royaume-Uni)
Chairman de Bull Holdiongs Limited (au Royaume-Uni)

Gervais Pellissier
Directeur Général Adjoint, Finances et Administration
Président-Directeur Général de Bull S.A.
Administrateur de Bull
Administrateur de Bull International S.A.
Représentant permanent de Bull S.A., Administrateur de BECEO
Représentant permanent de COFIP, Administrateur de Bull Internet Incubator
Administrateur d'Evidian
Administrateur de IPC Corporation France
Chairman of Bull Data Systems Inc.
Director of Bull HN Information Systems Inc.
Director of Integris Inc
Director of Bull International N.V.
Director of Bull Italia S.p.A.
Director of Bull Holdings Ltd.
Director of Bull Information Systems Ltd

Board members
as at 31 december 2002

Strategic Committee

The Strategic Committee brings together representatives of the three major industrial stockholders (France-Télécom, Motorola, NEC), the French Government and Groupe Bull's Chairman and Chief Executive Officer.

The role of this committee is to analyze and consider the strategic orientations and major investment or acquisition projects put forward by management and issue recommendations to the Board of Directors.

The committee met four times during 2002. It considered the following matters in particular :

- the financial conditions of the Groupe's recovery after the severe crisis at the end of fiscal year 2001 and the European Commission terms and conditions to be satisfied in order to benefit from rescue aid from the French State during the first six months ;
- the main outline of a new strategy taking into account the new size of the Groupe and the desire to internally finance profitable growth from the second half of 2002 ;
- corresponding changes to the organizational structure and the skills base ;
- the simplification of the Groupe's product range in the server sector and its vision of current developments in network systems architectures.

The Strategic Committee is chaired by Pierre Bonelli.

As of December 31, 2002, the members of the committee were :

Bull	Pierre Bonelli Gervais Pellissier
French State	Jeanne Seyvet Emmanuel Caquot
Indépendent	David Jones
France Télécom	Jean-Jacques Damlamian Jacques Champeaux
Motorola	Théodore Schaffner Rick Severns
NEC	Kazuhiko Kobayashi Sadakazu Matsuba
Secretary	Géraldine Capdeboscq

Audit Committee

The remit of the Audit Committee is to ensure the high quality of the Groupe financial statements in particular and all information communicated to stockholders in general.

The committee met in July 2002 to review the half-yearly financial statements of the Groupe and in February 2003 to review the 2002 financial statements and events subsequent to December 31 impacting significantly on the Groupe financial position. The committee reported its findings to the Board of Directors.

As of December 31, 2002, the members of the committee were :

Bull	Pierre Guimard Gervais Pellissier
French State	Thierry Francq
France Télécom	Eric Bouvier
Motorola	Théodore Schaffner
NEC	Sadakazu Matsuba
Secretary	Rémy De Ricou

Personnel and Organization Committee

The Personnel and Organization Committee was formed during 1997.

This committee deals with issues relating to the appointment of managers and directors, stock option plans, remuneration and organization.

The committee is chaired by Théodore Schaffner.

As of December 31, 2002, the members of the committee were :

Bull	Pierre Bonelli Patrick Semtob
France Télécom	Michel Davancens
Motorola	Théodore Schaffner
NEC	Sadakazu Matsuba

General information concerning the common stock

Notification limits

Under the terms of the bylaws, the Company must be notified on the acquisition of all stockholdings of 0.5% or more of common stock or voting rights, or any multiple of this percentage up to 5%.

In the event of failure to comply with the reporting obligation detailed in the preceding paragraph, the stockholder will be stripped of all voting rights relating to those shares in excess of this limit, on the request of one or more stockholders holding at least 5% of common stock.

The bylaws authorize the Company to request all information to which it is legally entitled in respect of bearer stockholders from SICOVAM. This right was exercised on June 30, 2001.

Common stock

As of December 31, 2002, the common stock of the Company totaled EUR 340,397,798 and comprised 170,198,899 shares of EUR 2 par value each. All shares carry voting rights with the exception of the 932,641 treasury shares held by the Company.

The common stock and ownership structure had not changed as of the date of publication of the annual report. The stock ownership structure as of December 31, 2002 was as follows :

Stockholders	Number of shares	% interest
French State	27,743,824	16.3%
France Télécom	28,753,594	16.9%
Motorola (*)	28,753,594	16.9%
NEC	28,753,594	16.9%
DNP	9,070,236	5.3%
Employees	10,008,366	5.9%
Other (**)	37,115,691	21.8%
Total	**170,198,899**	**100.0%**

(*) Motorola's holding was transferred to its subsidiary Technology Investments International Inc.

(**) The line "Other" includes the 932,641 treasury shares held by Bull.

Movements in stockholders' equity over the last three years were as follows :

(in EUR millions)

	Common stock	Addit. paid-in capital	Legal Reserves	Tax-driven-Reserves	Retained earnings	Net loss for the period	Total
Bal as of Jan. 1, 2000	**331.0**	**17.3**	**25.2**	**2.8**	**203.3**	**(274.7)**	**304.9**
Appropriation of net loss	-	-	-	-	(274.7)	274.7	-
Capital increase	9.4	18.9	-	-	-	-	28.3
Net loss for the period	-	-	-	-	-	(238.1)	(238.1)
Bal as of Dec. 31, 2000	**340.4**	**36.2**	**25.2**	**2.8**	**(71.4)**	**(238.1)**	**95.1**
Appropriation of net loss	-	-	-	-	(238.1)	238.1	-
Net loss for the period	-	-	-	-	-	(253.1)	(253.1)
Bal as of Dec. 31, 2001	**340.4**	**36.2**	**25.2**	**2.8**	**(309.5)**	**(253.1)**	**(158.0)**
Appropriation of net loss	-	-	-	-	(253.1)	253.1	-
Net loss for the period	-	-	-	-	-	(598.0)	(598.0)
Bal as of Dec. 31, 2002	**340.4**	**36.2**	**25.2**	**2.8**	**(562.6)**	**(598.0)**	**(756.0)**

Ownership structure

To the knowledge of the Company, no stockholders, other than those identified above, hold, directly or indirectly, 5% or more of the common stock of or voting rights in the Company.

As of December 31, 2002, the eleven members of the Executive Committee held 98,912 Bull shares. The majority of these shares are also included in the "Employees" line.

Current and former employees held approximately 10,008,366 shares as of December 31, 2002.

Common stock authorized but not issued

The Combined Stockholders' Meeting of June 26, 2002 authorized the Board of Directors to increase the common stock of the Company subject to a maximum par value amount of EUR 100 million, on one or more occasions, through the issue of all types of marketable securities granting immediate or future access to the common stock of the Company, with or without stockholder preferential subscription rights. Furthermore, the Combined Stockholders' Meeting also authorized the Board of Directors to increase the common stock by capitalizing reserves, net income and additional paid-in capital.

Securities not forming part of capital

There are 426 beneficiary shares still outstanding. The Special Stockholders' Meeting of April 1975 approved a share exchange in the amount of 9 beneficiary shares for one share of common stock. Following the share consolidations of 1987 (one new share for five old shares) and 1993 (one new share for ten old shares), the parity now stands at 450 beneficiary shares for one share of common stock. As such, the 426 beneficiary shares outstanding represent less than one share of common stock.

Issued securities giving access to capital

A convertible bond issue was performed in May 2000 for an amount of EUR 181 million. In the event of conversion on the January 1, 2005 maturity date (at a rate of one share for one bond), these bonds will result in the creation of a maximum of 11,495,400 shares.

Potential dilution as of December 31, 2002 is 0.47%.

Regulation of the stock market price

The Stockholders' Meeting of June 26, 2002 authorized the Board of Directors of Bull to trade in the Company's shares on the stock market, or delegate such powers, in accordance with the conditions detailed in Article L225-209 et seq. of the new Commercial Code and subject to the following terms :

- the maximum number of shares which may be purchased on the stock market is 17,019,889 ;
- the total maximum purchase consideration is EUR 250 million ;
- the minimum selling price per share is EUR 1; the maximum purchase price per share is EUR 1.5.

Pursuant to these authorizations, Bull purchased 4,668,828 shares in July 2000, which it then loaned to the bank responsible for managing the Groupe Savings Scheme. Of these shares,1 7,708 were repaid in 2000, 239,963 in 2001 and 684,083 in 2002.

As of December 31, 2002, the Company held 932,641 shares, of which 887 shares relating to stock price regulation bought before fiscal year 2002, with a total market value of EUR 531,605.37.

Stockholders' agreement

The Company is not aware of any stockholders' agreement between its major stockholders.

Historical information concerning the common stock

Date	Transaction	Amount of the capital increase or decrease	Additional paid-in capital	Total common stock	Number of share and their par value
January 1, 1981				FRF 1,206,051,420	40,201,714 shares of FRF 30 par value
December 1983	Stock issue for cash	FRF 482,420,520	-	FRF 1,688,471,940	56,282,398 shares of FRF 30 par value
December 1984	Stock issue for cash	FRF 1,206,051,300	-	FRF 2,894,523,240	96,484,108 shares of FRF 30 par value
December 1985	Stock issue for cash	FRF 964,841,070	-	FRF 3,859,364,310	128,645,477 shares of FRF 30 par value
June 1986	Capital reduction via the reduction in the par value of share from FRF 30 to FRF 21.50	(FRF 1,093,486,554.50)	-	FRF 2,765,877,755.50	128,645,477 shares of FRF 21.50 par value
	Stock issue for cash	FRF 691,469,433.50	FRF 434,178,481.50	FRF 3,457,347,189	160,806,846 shares of FRF 21.50 par value
September 1986	Capitalization of additional paid-in capital, increasing the par value of shares from FRF 21.50 to FRF 24	FRF 402,017,115	-	FRF 3,859,364,304	160,806,846 shares of FRF 24 par value
December 3, 1987	Stock issue following the exercice of stock subscription warrants (period to November 19, 1987)	FRF 53,760	FRF 49,280	FRF 3,859,418,064	160,809,086 shares of FRF 24 par value
	Capital reduction to enable the regrouping of shares	(FRF 864)	-	FRF 3,859,417,200	32,161,810 shares of FRF 120 par value
December 15, 1987	Stock issue cash	FRF 964,854,240	FRF 56,283,164	FRF 4,824,271,440	40,202,262 shares of FRF 120 par value
January 17, 1989	Stock issue following the exercice of subscription warrants (between November 19, 1987 and December 31, 1988)	FRF 30,240	FRF 30,390	FRF 4,824,301,680	40,202,514 shares of FRF 120 par value
June 20, 1989	Stock issue for cash	FRF 964,860,240	-	FRF 5,789,161,920	48,243,016 shares of FRF 120 par value
November 30, 1989	Stock issue following the exercice of subscription warrants (warants lasped November 30, 1989)	FRF 720	FRF 840	FRF 5,789,162,640	48,243,022 shares of FRF 120 par value
June 12, 1991	Capital reduction via the reduction in the par value ofl shares from FRF 120 to FRF 20	(FRF 4,824,302,200)	-	FRF 964,860,440	48,243,022 shares of FRF 20 par value
	Stock issue for cahs	FRF 1,608,100,700	FRF 1,929,720,840	FRF 2,572,961,140	128,648,057 shares of FRF 20 par value
November 5, 1991	Stock issue for cash reserved for NEC	FRF 126,893,160	FRF 177,650,424	FRF 2,699,854,300	134,992,715 shares of FRF 20 par value
June 5, 1992	Stock issue for cash	FRF 1,038,405,500	FRF 1,038,405,500	FRF 3,738,259,800	186,912,990 shares of FRF 20 par value
June 30, 1992	Stock issue for cash reserved for IBM	FRF 225,000,000	FRF 315,000,000	FRF 3,963,259,800	198,162,990 shares of FRF 20 par value

Historical information concerning the common stock

Date	Transaction	Amount of the capital increase or decrease	Additional paid-in capital	Total common stock	Number of share and their par value
December 15, 1993	Stock consolidation - 1 for 10	-	-	FRF 3,963,259,800	19,816,299 shares of FRF 200 par value
	Capital reduction via the reduction in the par value of shares from FRF 200 to FRF 20	(FRF 3,566,933,820)	-	FRF 396,325,980	19,816,299 shares of FRF 20 par value
December 20, 1993 /January 17, 1994	Stock issue for cash	FRF 670,839,240	FRF 7,882,361,070	FRF 1,067,165,220	53,358,261 shares of FRF 20 par value
December 29, 1994	Capital reduction via the reduction in the par value of shares from FRF 20 ro FRF 10	(FRF 533,582,610)	-	FRF 533,582,610	53,358,261 shares of FRF 10 par value
December 30, 1994	Stock issue for cash reserved for the French State	FRF 99,475,190	FRF 2,437,142,155	FRF 633,057,800	63,305,780 shares of FRF 10 par value
September 11, 1995	Stock issue for cash reserved for the French State	FRF 489,626,460	FRF 50,921,152	FRF 1,122,684,260	112,268,426 shares of FRF 10 par value
	Stock issue reserved for France Télécom via partial capitalization of stockholders advance	FRF 120,537,570	FRF 12,535,907	FRF 1,243,221,830	124,322,183 shares of FRF 10 par value
September 25, 1995	Stock issue reserved for Groupe employees	FRF 54,402,940	FRF 5,657,906	FRF 1,297,624,770	129,762,477 shares of FRF 10 nominal
September 13, 1996	* Stock issue for cash reserved for Motorola, NEC, France Télécom	FRF 59,928,870	FRF 6,232,602	FRF 1,357,553,640	135,755,364 shares of FRF 10 par value
	* Stock issue reserved for France Télécom, NEC and Motorola	FRF 3,175,760	FRF 330,279	FRF 1 360,729,400	136,072,940 shares of FRF 10 par value
February 25, 1997	Stock issue reserved for the French State	FRF 99,521,140	FRF 119,425,368	FRF 1,460,250,540	146,025,054 shares of FRF 10 par value
	* Stock issue reserved for France Télécom, NEC and Motorola	FRF 103,583,220	FRF 10,772,655	FRF 1,563,833,760	156,383,376 shares of FRF 10 par value
March 26, 1997	Stock issue reserved for Groupe employees	FRF 11,057,900	FRF 13,269,480	FRF 1,574,891,660	157,489,166 shares of FRF 10 par value
September 25, 1997	* Stock issue reserved for the French State	FRF 77,452,860	FRF 36,176,364	FRF 1,652,344,520	165,234,452 shares of FRF 10 par value
January 1, 1999	Translation of common stock into euro			EUR 251,898,298.21	165 234 452 shares of EUR 1.52 **par value**
May 20, 1999	Recording of common stock in euro with a par value per share of EUR 2 each: stock increase by capitalization of additional paid-in capital	EUR 78,570,605.79	(EUR 78,570,605.79)	EUR 330,468,904	165,234,452 shares of EUR 2 **par value**
	Stock issue reserved for Groupe employees	EUR 494,420	EUR 1,231,641.01	EUR 330,963,324	165,481,662 shares of EUR 2 **par value**
June 28, 2000	Stock issue reserved for Groupe employees	EUR 9,434,474	EUR 18,894,179.95	EUR 340,397,798	170,198,899 actions of EUR 2 **par value**

(*) resulting from the exercise of stock subscription warrants

STOCK MARKET TRENDS

STOCK PRICE AND TRANSACTION TRENDS ON THE PARIS STOCK EXCHANGE DURING 2001 AND 2002 (First market)

		Capital traded (in EUR'000)		Number of shares traded		Stock price (in EUR)		
		Cumulative for the period	Daily Average	Cumulative for the period	Daily Average	High	Low	Av. (*)
2001	January	16,769.98	762.27	4,123,407	187,428	4.98	3.49	4.07
	February	15,479.80	773.99	4,617,938	243,049	3.77	2.53	3.35
	March	15,058.39	684.47	5,128,920	233,133	3.63	2.50	2.94
	April	10,906.79	574.04	3,889,382	204,704	3.10	2.55	2.80
	May	23,256.31	1,057.11	7,722,830	351,038	3.27	2.68	3.01
	June	9,608.60	480.43	4,286,741	214,337	2.85	1.76	2.24
	July	6,860.02	311.82	3,524,205	160,191	2.30	1.71	1.95
	August	6,249.68	271.73	4,016,151	174,615	2.06	1.22	1.56
	September	8,198.65	409.93	10,056,469	502,823	1.39	0.49	0.82
	October	5,457.37	237.28	6,169,659	268,246	1.08	0.72	0.88
	November	26,713.41	1,093.49	21,850,668	902,552	1.60	0.84	1.22
	November	9,089.28	588.95	7,337,501	457,388	1.31	1.16	1.24
Total 2001		**153,648.31**	**612.14**	**82,723,871**	**329,577**	**4.98**	**0.49**	**1.86**
2002	January	4,528.38	205.84	3,945,098	179,323	1.27	1.02	1.15
	February	3,949.23	197.46	4,221,607	211,080	1.07	0.83	0.94
	March	7,552.04	397.48	6,744,115	354,953	1.36	0.92	1.12
	April	2,772.59	132.03	3,040,600	144,790	1.06	0.76	0.91
	May	3,002.15	136.46	4,473,684	203,349	0.80	0.58	0.67
	June	1,471.06	73.55	2,737,598	136,880	0.70	0.40	0.54
	July	1,871.02	81.35	5,530,915	240,475	0.47	0.40	0.34
	August	3,696.04	184.80	7,097,284	354,864	0.67	0.43	0.52
	September	1,824.84	86.90	3,638,140	173,245	0.66	0.34	0.50
	October	2,229.79	96.95	5,034,082	218,873	0.52	0.35	0.44
	November	5,012.42	238.42	9,779,732	465,702	0.62	0.43	0.51
	November	8,499.07	424.95	13,257,122	662,856	0.81	0.49	0.64
Total 2002		**46,408.66**	**182.71**	**69,499,977**	**273,622**	**1.36**	**0.34**	**0.67**
2003	January	6,203.97	282.00	9,423,945	428,361	0.77	0.57	0.66
	February	5,800.58	290.03	8,545,063	427,253	0.79	0.58	0.68
	March	2,766.33	132.21	4,941,533	235,311	0.62	0.51	0.56
	April	1,973.15	98.86	3,228,915	161,446	0.62	0.54	0.61

(*) Average: Cumulative capital traded/Cumulative number of shares traded - Source: ParisBourse SA.

Stock price and transaction trends on the Frankfurt and Zurich stock exchanges : trading on the Frankfurt and Zurich stock exchanges was minimal during the period, with only 941,967 shares traded during the year.

Statutory auditors' report on the Bull financial statements

In accordance with our appointment as auditors at your Annual Stockholders' Meeting, we hereby report to you for the year ended 31 December 31, 2002 on :

- the audit of the accompanying financial statements of Bull,
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at December 31, 2002 and the results of its operations for the year then ended in accordance with French accounting regulations.

Without qualifying our opinion above, we would draw your attention to the uncertainty surrounding the success of the Groupe Bull recapitalization plan presented in Note 2 to the financial statements. This plan was implemented subject to the French Government's extension of the repayment date for its EUR 450 million loan until December 31, 2003. This decision, officially confirmed by a Government representative at the Board of Directors' meeting on April 30, 2003 is subject to review by the European Commission. The success of this plan is essential to the continuation of the Company as a going concern, without which certain asset and liability values may prove inappropriate.

We would also draw your attention to Note 20 to the financial statements, disclosing the additional charge of EUR 27.4 million, recorded during fiscal year 2002 in respect of the provision for Bull S.A. negative net worth. This charge should have been recognized as of December 31, 2001, as indicated in our report on the 2001 financial statements dated April 12, 2002.

2. SPECIFIC PROCEDURES AND DISCLOSURES

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

Except for the impact of the aforementioned matters, we have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the stockholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating and controlling interests and the percentage interests and votes held by stockholders.

Paris and Neuilly-sur-Seine,
May 2, 2003

The statutory auditors

Amyot Exco Grant Thornton

Isabelle FAUVEL **Daniel KURKDJIAN**

Deloitte Touche Tohmatsu

Frédéric MOULIN **Jean-Paul PICARD**

(This is a free translation of the original French text for information purposes only.)

Statements of operations

FOR THE YEARS ENDED DECEMBER 31,

(In EUR'000)

EXPENSES	Notes	2002	2001	2000
Operating expenses	**(18)**			
• Other purchases and external charges		1,034	14,181	4,056
• Taxes and duties other than corporate income tax		57	3	4
• Charge to depreciation, amortization and provisions :				
- non-current assets: charges to deprec. & amort.		-	-	1,814
- contingencies and losses: charge to provisions		-	-	-
Total		**1,091**	**14,184**	**5,874**
Financial expenses	**(19)**			
• Charges to amortization and provisions		99,756	283,400	160,903
• Interest and similar charges		54,509	50,539	67,842
• Net foreign exchange losses		56,675	30,087	-
Total		**210,940**	**364,026**	**228,745**
Exceptional expenses	**(20)**			
• On non-capital transactions		-	2,438	-
• On capital transactions		54,759	123,036	85,906
• Charges to depreciation, amortization and provisions		435,790	192,033	338,081
Total		**490,549**	**317,507**	**423,987**
Corporate income tax	**(21)**	(1,330)	(5,911)	(59,236)
Total expenses		**701,250**	**689,806**	**599,370**
Net income for the period		**-**	**-**	**-**
GRAND TOTAL		**701,250**	**689,806**	**599,370**

(In EUR'000)

INCOME	Notes	2002	2001	2000
Operating income	**(16)**			
• Income from related activities		571	1,971	2,086
• Write-back of provisions (depreciation and amortization) and expense reclassifications		-	2	1 814
Total		**571**	**1,973**	**3 900**
Financial income	**(17)**			
• Income from other marketable securities and long-term loans		51,799	71,947	89,696
• Other interest and similar income		4,188	2,330	6,136
• Write-back of provisions and expense reclassifications		10,230	54,669	199,484
• Net foreign exchange gains		-	-	45,106
• Income from the sale of marketable securities (net)		-	-	3
Total		**66,217**	**128,946**	**340,425**
Exceptional income	**(20)**			
• On non-capital transactions		-	1,618	-
• On capital transactions		36,421	99,843	16,932
• Write-back of depreciation, amortization and provisions		-	204,299	-
Total		**36,421**	**305,760**	**16,932**
Total income		**103,209**	**436,679**	**361,257**
Net loss for the period		**598,041**	**253,127**	**238,113**
GRAND TOTAL		**701,250**	**689,806**	**599,370**

Balance sheets

AT DECEMBER 31

(In EUR'000)

ASSETS	Notes	2002	2001	2000
Intangible assets :				
• Preliminary expenses		-	-	86
• Amortization		-	-	(86)
Sub Total		-	-	-
Property :				
• Buildings		49	49	49
• Depreciation		(49)	(49)	(49)
Sub Total		-	-	-
Investments :				
• Investment securities	(5)	3,179,964	3,129,410	3,101,501
• Provisions		(3,124,181)	(3,068,619)	(2,822,877)
• Other investments		3	3	3
• Provisions		(3)	(3)	(3)
• Loans	(6)	1,497,416	1,318,775	1,548,104
Sub Total		**1,553,199**	**1,379,566**	**1,826,728**
Total		**1,553,199**	**1,379,566**	**1,826,728**
Current assets :				
• Other receivables	(7)	94,849	123,407	336,144
• Marketable securities		39,111	45,906	65,835
• Cash and cash equivalents		728	101,524	379
• Prepayments	(8)	1,879	3,196	4,982
Total		**136,567**	**274,033**	**407,340**
Unrealized foreign exchange losses		**33,560**	**3,134**	**46,595**
TOTAL ASSETS		**1,723,326**	**1,656,733**	**2,280,663**

LIABILITIES & STOCKHOLDERS' EQUITY	Notes	2002	2001	2000
Stockholders' equity :	(9)			
• Common stock		340,398	340,398	340,398
• Additional paid-in capital		36,233	36,233	36,233
• Legal reserve		25,190	25,190	25,190
• Tax-driven reserve		2,790	2,790	2,790
• Accumulated deficit		(562,669)	(309,542)	(71,429)
• Net loss for the period		(598,041)	(253,127)	(238,113)
Total		**(756,099)**	**(158,058)**	**95,069**
Provisions for contingencies and losses	(10)	**1,141,742**	**675,527**	**731,253**
Liabilities :				
• Stockholder's advance	(11)	466,388	100,000	-
• Bonds, notes and debentures	(12)	198,080	285,220	278,733
• Bank borrowings	(13)	-	39,086	86,115
• Other borrowings	(14)	503,364	572,772	806,003
• Tax and employee-related liabilities		-	-	-
• Other liabilities	(15)	140,147	135,665	283,363
Total (1)		**1,307,979**	**1,132,743**	**1,454,214**
Unrealized foreign exchange gains		**29,704**	**6,521**	**127**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**1,723,326**	**1,656,733**	**2,280,663**
(1) Maturing within one year		*198,080*	*291,461*	*315,530*
Maturing within less than one year		*1,109,899*	*841,282*	*1,138,684*

Notes to the Company financial statements

1 - ORGANIZATIONAL STRUCTURE

Bull (corporate name since April 8, 1998 of Compagnie des Machines Bull), is the parent company of Groupe Bull which comprises Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V., Bull Data Systems Inc. and their subsidiaries.

As of December 31, 2002, the common stock of Bull was held 16.3% by the French Government, 16.9% by each of its industrial stockholders (France Télécom, Motorola and NEC), 5.3% by Dai Nippon Printing (DNP) and 27.7% by private investors and Bull employees.

This ownership structure, unchanged since the capital increase reserved for employees in June 2000, is the direct outcome of the privatization process transferring the French Government's interest in Bull from the public to the private sector, which began in 1994 and was finally completed in April 1997.

2 - GOING CONCERN AND SUBSEQUENT EVENTS

Groupe Bull reported a net loss of EUR 548 million in 2002 (net loss of EUR 253 million in 2001), resulting in negative consolidated net worth of EUR 724 million as of December 31, 2002 (EUR 158 million as of December 31, 2001). Bull stockholders' equity fell to less than half of common stock at the 2000 year-end and must therefore be rebuilt by December 31, 2003.

During the first quarter of 2002, the Board of Directors' meeting of March 14, 2002 approved the initial measures presented by Groupe Bull Executive Management, enabling the rapid implementation of the restructuring plan, based on the simplification of the organizational structure, drastic cuts in overheads, including downsizing measures, a shake-up of the management teams and a renewed convergence between the different Groupe businesses. In addition, the outline of an industrial and strategic plan aimed at clarifying Bull's positioning, reinforcing coherence among its activities and emphasizing its unique information technology qualities was also presented to the Board.

At the same time, it was decided to further reduce employee numbers (2,763 persons overall, including 1,843 employees in France and 920 outside of France). The cost of the 2002 restructuring plan is EUR 225 million.

The Board examined the financial resources necessary to cover both operating losses before restructuring costs for the period and repayments on short-term debt. Given its financial position, Bull was not able to raise further external financing. Under these circumstances, the French State agreed to grant a loan of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and EUR 350 million in June 2002. This loan took the form of a cash advance bearing interest at the market rate and repayable in the 12 months following the final installment, received on June 17, 2002.

During the Board of Directors' meeting of April 30, 2003, a representative of the French State made the following announcement :

> "Bull returned to operating profits during the second half of fiscal year 2002. This recovery should continue during 2003 despite a difficult economic climate. It is now necessary to implement, as soon as possible, a recapitalization plan which satisfies the interests of both Bull and its stockholders and which enables the repayment of the EUR 450 million stockholder's advance granted by the French Government in 2002.
>
> In order to enable Bull management to continue negotiations launched with potential investors in this recapitalization plan, the French State does not intend to demand repayment of this advance by Bull prior to the finalization of these negotiations, which should be completed before the end of this year".

Based on this announcement, and taking into account the turnaround in the second half of 2002 (posting of a positive operating margin), as well as Executive Management's confidence in the measures taken to rebuild capital, Executive Management approved the consolidated and company financial statements of the Groupe and its subsidiaries drawn up on a going concern basis, in which the methods used to value assets and liabilities have not been changed.

3 - TRANSACTION WITH STERIA AND SALE OF SERVICE ACTIVITIES IN THE UNITED KINGDOM

3.1 Heads of agreement and scope

Under the terms of the heads of agreement dated August 31, 2001, as completed by the riders of November 26 and December 19, 2001, Bull concluded with Groupe Steria SCA ("Groupe Steria" or "Steria"),

- the sale on December 28, 2001 of its service activities (excluding infrastructure services and maintenance) recently hived down in Germany, Belgium, Italy and Spain, as well as its subsidiaries in Denmark, Norway, Sweden and Switzerland;

- the sale of its service activities (excluding infrastructure services and maintenance) in the United Kingdom, in accordance with the specific procedures agreed at the end of March 2002 and detailed in section 3.2. below.

In consideration for the transfer of Bull Iota stock (holding company holding all shares in the legal entities sold) to Groupe Steria, Bull received 902,516 new Steria shares issued via a reserved stock increase, with a total value of EUR 27.8 million. This reserved stock increase was approved by a Steria stockholders' meeting on December 28, 2001. Consideration for the transfer of service activities in the United Kingdom took the form of a single stock subscription warrant ("the UK stock subscription warrant"), attached to a share issued on December 28, 2001 and exercised on June 25, 2002.

Under the terms of the rider dated December 19, 2001, the parties took due note of Steria's irrevocable commitment to sell the company Integris Italia SpA to Bull for a consideration of EUR 10 million, at Bull's request at any date between December 28, 2001 and January 15, 2002. This purchase option was exercised by Bull on January 4, 2002.

3.2 Terms and conditions of the transfer of service activities in the UK

The transfer of Bull Information Systems Limited (hereinafter referred to as BISL) service activities in the UK to Integris Limited, a subsidiary of the holding company now controlled by Steria, is the subject of a number of specific agreements detailed in the rider to the heads of agreement signed by Bull and Steria on November 26, 2001 and in the Business Transfer Agreement (hereinafter referred to as the "BTA") signed on December 20, 2001 between BISL and Integris Limited. The specific nature of these agreements is the result of the legal procedures governing the transfer of contracts ("novation"), which require the express prior acceptance of the transfer by clients, without retroactive application. Acceptance requests were issued to clients at the end of November 2001.

The timetable for the transfer of BISL UK service activities to Integris Limited was drawn up as follows, taking account of the specific terms and conditions detailed above :

- On December 28, 2001, BISL transferred to Integris Limited the systems integration (SI) contracts for which transfer authorization had been formally received from clients at this date and received in consideration Integris Limited stock with a value of EUR 3 million ; identified assets and liabilities relating to these contracts totaled EUR 1.8 million. This stock, which represents the entire common stock of Integris Limited was immediately transferred, via Bull, to Bull Iota, control of which was transferred to Steria on the same day.
- As of March 31, 2002, the consent necessary for the transfer of their contracts had been received from nearly all clients. The remaining service activities making up the IS and MS (Managed Services) activities were therefore transferred to Integris Limited at the end of the first quarter 2002.

In addition, in accordance with the rider to the heads of agreement dated November 26, 2001, the BISL pension fund Retirement Plan and Management Plan (the "Plans") were also transferred to Integris Limited, after the removal from these Plans, on September 30, 2002, of BISL employees, excluding Integris activities and employees not transferred. Commitments transferred with the Plans and the corresponding assets were valued by independent experts during the first quarter 2002.

Consideration for the transfer of service activities in the UK took the form of a single stock subscription warrant (the '"UK stock subscription warrant"), attached to a share issued on December 28, 2001. The UK stock subscription warrant conferred entitlement on June 25, 2002 to a number of shares, at a strike price of EUR1 per share, subject to a maximum of 1,353,775 shares. The number of shares to which the UK stock subscription warrant confers entitlement was reduced in accordance with a formula which took into account a fraction of the turnover of the activities which could not be transferred and a fraction of the known under-provisioning of pension funds relating to these activities.

A fraction of the under-provisioning of these funds was deducted from the number of shares to which the UK stock subscription warrant confers entitlement, subject to a minimum of EUR 9.7 million and a maximum of EUR 23 million. In addition, during the first half of 2002, Bull paid a preliminary and flat-rate contribution to the pension fund of EUR 2.9 million and undertook to pay Steria half of any additional fund calls (spread over time or in one installment) made by the pension fund managers before March 31, 2004, above the EUR 23 million ceiling set contractually in April 2002. .

3.3 Total transaction consideration

On December 28, 2001, Steria issued 902,516 new shares for a total amount of EUR 27.8 million in consideration for the transfer of Bull Iota shares, generating a capital loss in Bull's consolidated financial statements, before deduction of disposal costs, of EUR 10 million. A capital loss of EUR 23 million is recorded in the Bull company financial statements. These shares were sold in full on March 8, 2002 under an underwriting agreement for EUR 29.0 million, generating a net capital gain of EUR 1 million.

On the same date, Bull also recovered a 2-year, interest-bearing debt on Bull Iota of EUR 11 million, and bonus stock subscription warrants conferring entitlement to 736,084 Groupe Steria shares, exercisable under specific terms and conditions depending on the Steria share price over the coming five years.

On June 25, 2002, in consideration for the transfer of its UK service activities, Bull exercised the UK stock subscription warrant, subscribing for 1,122,930 Steria shares at a price of one euro. The number of shares subscribed corresponds to the ceiling of 1,353,775 shares less 230,845 shares in accordance with the calculation formula, taking into account solely a fraction of the under-provisioning of pension funds transferred, valued at EUR 9 million. These shares were recorded in the financial statements at the end of June 2002 in the amount of EUR 19.7 million, representing a value per share of EUR 17.55 and corresponding to the Steria share price on June 28, 2002. This transaction generated a pre-tax capital gain of EUR 21 million in the first half of 2002 at consolidated financial statement level. Conversely, the transaction generated a capital loss of EUR 23 million in the Bull company financial statements.

During the second half of 2002, a certain number of claims were submitted reciprocally by Bull and Steria in respect of the application of the clauses of the heads of agreement and riders, and the exercise of vendor warranties granted by Bull to Steria. The gains and/or losses which could reasonably be expected to result from negotiations, currently still in progress, were taken into account at the December 31, 2002 year-end.

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL PRINCIPLES

The Company financial statements have been prepared in accordance with prevailing rules in France and the accounting rules and methods detailed in the General Chart of Accounts appended to CRC Regulation n° 99-03 of April 24, 1999, applied on a consistent basis.

PROPERTY AND DEPRECIATION

Property is stated at cost and depreciated on a straight-line basis.

INVESTMENT SECURITIES

Investment securities primarily concern Bull S.A., Cofip, Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc., Bull Maroc, Integris Italia and Bull Greece, which in turn have several subsidiaries.

These investment securities are recorded at acquisition cost. Value appraisals are based on the consolidated financial statements of these sub-groups, presented in euro in accordance with the monetary translation rules adopted for Groupe Bull consolidation purposes.

Other investment securities are also recorded at acquisition cost.

The value of these investments is adjusted where necessary by a provision for impairment, to ensure that the net book value of each security does not exceed the corresponding share in net assets, including where appropriate any goodwill.

SECURITIES HELD FOR SALE

Securities held for sale are recorded at acquisition cost. Value appraisals are based on the current value of these securities at the year-end, and an impairment provision is recorded where this year-end value is less than acquisition cost.

BOND REDEMPTION PREMIUMS

Bond redemption premiums are amortized on a straight-line basis over the bond term.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are translated as follows :

Foreign currency receivables and payables are translated into euro at year-end exchange rates.

After determination of a global foreign exchange position by currency, translation differences compared with amounts previously recorded in euro are taken to unrealized foreign exchange gains or losses in the balance sheet. Unrealized foreign exchange losses are provided.

Income and expense items are translated at average monthly exchange rates.

FORWARD CURRENCY PURCHASES AND SALES

Currency purchased, translated at the closing exchange rate, is recorded in "Other receivables" and the amount payable on settlement of the contract is recorded in "Other liabilities".

Currency sold, translated at the closing exchange rate, is recorded in "Other liabilities" and the amount receivable on settlement of the contract is recorded in "Other receivables".

Premiums/discounts are spread on a straight-line basis over the term of the hedging contract.

FINANCIAL INSTRUMENTS

Financial instruments are used in order to reduce the Groupe's exposure to currency and interest rate risks. Gains and losses on these instruments are matched in the accounts to the gains and losses on the assets and liabilities hedged.

Other portfolio financial instruments are marked to market at the year-end, and a provision is raised to cover unrealized capital losses.

5 - INVESTMENT SECURITIES

(in EUR millions)

	2002			2001	2000
	Gross value	Provisions	Net book value	Net book value	Net book value
Bull S.A.	1,565	1,565	-	-	241
Bull International N.V.	172	172	-	-	-
Bull International S.A.	109	109	-	-	-
Bull Data Systems Inc.	701	701	-	-	3
Bull Data Systems N.V.	524	516	8	10	9
Integris Italia	48	48	-	-	-
Cofip	2	2	-	2	-
Bull Maroc	4	2	2	2	-
Bull A.E. Greece	2	2	-	-	-
Steria	19	7	12	28	-
Brazil structural advance	34	-	34	19	26
Total	**3,180**	**3,124**	**56**	**61**	**279**

Main investments during the year

- Within the framework of the sale of its non-French European service activities to Steria, Bull exercised on January 4, 2002 the option to buy back its subsidiary Integris Italia at a cost of EUR 10 million. After recapitalization of this company during the last quarter of 2002 in the amount of EUR 38 million, Integris Italia was sold in March 2003 to Bull Italie S.p.A., whose main stockholder is Bull International N.V. ;
- On June 25, 2002, in consideration for the transfer of its service activities in the United Kingdom, Bull exercised the UK stock subscription warrant, subscribing for 1,122,930 Steria shares at a price of EUR 1 each. These shares were recorded in the financial statements at a total value of EUR 19.7 million, representing an individual share price of EUR 17.55 and corresponding to the Steria share price as of June 28, 2002. A small number of these shares were sold during the second half of 2002.

Main divestments during the year

- In February 2002, Bull sold its majority stockholding in Sofom, realizing a capital gain of EUR 4.2 million ;
- In March 2002, Bull sold as part of an underwriting contract, for a net amount of EUR 29 million, all Steria shares received in consideration for the transfer of Bull Iota shares on December 28, 2001. This transaction generated a net capital gain of EUR 1 million.

6 - LOANS

Loans primarily comprise loans and current account advances, bearing interest at normal market rates, granted by Bull to its subsidiaries.

This heading also includes Bull stock loaned on the creation of the Groupe Savings Scheme in June 2000 (see Note 23: Stock Compensation Plans). The stock acquired by Bull was loaned to the bank responsible for managing the scheme until July 20, 2005. The bank gradually repays these shares to Bull in line with the early withdrawal of employees from the scheme. The loan bears interest at 0.20% of the outstanding loan amount. At the end of December 2002, the gross value of the stock on loan was EUR 30 million, provided in the amount of EUR 28 million to take account of the drop in the Bull stock price.

Finally, this heading includes a EUR 11 million loan granted by Bull to Steria in accordance with the agreements concerning the sale of its service activities in Europe.

7 - OTHER RECEIVABLES

Other receivables all mature within less than one year and break down as follows :

(in EUR millions)

	2002	2001	2000
Forward currency contracts			
- euro receivable for sales of foreign currencies	37	40	160
- US dollar purchases	48	72	101
- yen purchases	-	-	-
- pounds sterling purchases	-	6	13
- other currency purchases	-	-	2
Other	10	5	60
Total	**95**	**123**	**336**

8 - PREPAYMENTS

Prepayments primarily comprise deferred bond issue costs of EUR 1.8 million in respect of external borrowings.

9 - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2002, Bull common stock comprised 170,198,889 shares with a par value of EUR 2 each.

Changes in common stock and additional paid-in capital during the past three years are described below.

2002 and 2001

No common stock increase or decrease operations were performed during 2002 or 2001.

2000

On February 10, 2000, the Board of Directors voted to increase the common stock by issuing 4,717,237 new shares at a subscription price of EUR 6.39, with subscription reserved for employees of the main Groupe companies under the Groupe Savings Scheme.

The common stock increase was subscribed to in full by the end of the subscription period and Bull stockholders' equity was increased by EUR 9.4 million for common stock and EUR 20.7 million for additional paid-in capital. Direct costs (EUR 1.8 million) relating to this common stock issue were deducted from additional paid-in capital.

Treasury stock

Treasury stock held by Bull as of December 31, 2002, after repayment of 684,083 shares in fiscal year 2002 on the Bull stock loan, totaled 932,641 shares for a total market value of EUR 531,605.37.

Movements in stockholders' equity

The decrease in stockholders' equity between January 1 and December 31, 2002 solely represents the fiscal year 2002 net loss of EUR 598 million.

10 - PROVISIONS FOR CONTINGENCIES AND LOSSES

Provisions for contingencies and losses comprise :

- provisions for unrealized exchange losses of EUR 33 million, compared to EUR 3 million in 2001 and EUR 47 million in 2000;
- provisions to cover the negative net worth of Bull subsidiaries in the amount of EUR 1,097 million, compared to EUR 673 million in 2001 and EUR 684 million in 2000;
- provisions of EUR 11 million to cover the risks associated with claims submitted by third parties in respect of asset disposals in recent years.

11 - STOCKHOLDER'S ADVANCE

The French State granted a cash advance of EUR 450 million, of which EUR 100 million was paid at the end of December 2001 and the balance at the end of June 2002. This advance constituted "rescue aid" as defined by EC law and took the form of a stockholder's advance bearing interest at the market rate. After review by the European Commission, this stockholder's advance was declared compatible with the provisions of the treaty establishing the European Community regarding State aid.

At the Board Meeting of April 30, 2003, the French State formerly announced that, in order to enable Bull management to continue negotiations launched with potential investors in the recapitalization plan, the French State does not intend to demand repayment of this advance prior to the finalization of these negotiations, which should be completed before the end of this year (see Note 2 - Going concern and subsequent events).

The advance bears interest at the market rate during the period commencing the date funds are made available and expiring the date of their repayment or capitalization in Bull common stock. This interest, where paid in cash, will fall due on the date of repayment of the advance. Accrued interest as of December 31, 2002 totaled EUR 16 million.

12 - BONDS, NOTES AND DEBENTURES

In July 2002, Bull repaid the EUR 91 million 5-year debenture loan issued in July 1997, bearing interest at an annual rate of 5.25%.

Bonds, notes and debentures at the end of December 2002 comprised 11,495,400 bonds convertible and/or exchangeable for stock, issued in May 2000 and maturing on January 1, 2005, in the amount of EUR 181 million. The characteristics of these convertible bonds are as follows: issue price of EUR 15.75, redemption price of EUR 18.36, coupon of 2.25%, actuarial yield of 5.5% per annum and exchange parity of one for one. Redemption premiums and issue expenses are amortized over the term of the loan. As of December 31, 2002, redemption premiums of EUR 13 million (out of a total of EUR 30 million) and issue expenses of EUR 1.8 million remained to be amortized over the next two years.

13 - BANK BORROWINGS

In August and September 2002, Bull repaid the remaining yen private placements issued in March 2000. The placement contract included early repayment clauses, at the simple request of investors, where the consolidated permanent capital of the Groupe crossed a given threshold. These conditions were met on the publication of the fiscal year 2001 consolidated financial statements and Bull therefore proceeded with the full repayment of these loans.

14 - OTHER BORROWINGS

Other borrowings break down as follows :

(in EUR millions)

	2002	2001	2000
- Commercial paper	-	-	88
- Loans to and current accounts with related companies	501	571	714
- Accrued interest on loans to and current accounts with related companies	2	2	4
Total	**503**	**573**	**806**

COMMERCIAL PAPER

Bull only performed one commercial paper issue in 2002. In February 2002 it issued commercial paper in the amount of EUR 5 million, maturing after one month and bearing interest at a rate of 3.48%.

Bull's commercial paper program ran until May 28, 2001. The last repayment was completed on August 28, 2001. At the end of 2000, the amount outstanding totaled EUR 88 million compared to EUR 147 million at the end of 1999. The paper bore interest at rates ranging from 4.76% to 5.30% in 2001 (compared to 3.29% to 5.19% in 2000 and 3.29% to 3.63% in 1999), with maturities ranging from one to three months. The balance is recorded within short-term borrowings.

LOANS TO RELATED COMPANIES

Loans to and current account balances with related companies as of December 31, 2002 total EUR 501 million. Borrowings have an average term of three months, are generally renewable, and bear interest at rates reflecting prevailing money market rates.

15 - OTHER LIABILITIES

(in EUR millions)

	2002	2001	2000
Forward currency contracts			
- euro to be delivered against foreign currency receivable	49	77	122
- US dollar sales	15	28	90
- other currency sales	22	13	64
Bull IS Ltd liability (United Kingdom)	45	3	-
Other	9	15	7
Total	**140**	**136**	**283**

As part of the transfer of Bull service activities in the United Kingdom to Steria (see Note 3.2.), Bull repurchased in December 2001, from the UK company Bull Information Systems Ltd. ("BISL"), the Integris Ltd. shares subsequently transferred to Steria Iota. The purchase price for these shares of EUR 45 million comprises two tranches in accordance with the specific procedures governing the legal transfer of client contracts :

- EUR 3 million in respect of the partial transfer of SI activities, effective December 28, 2001;
- EUR 42 million in respect of the transfer of the remaining SI activities and all MS activities, effective March 31, 2002.

The total consideration of EUR 45 million will be payable to BISL after a period of two years.

16 - OPERATING INCOME

Income from related activities essentially comprises professional fees and study costs rebilled to Bull SA and in particular the IBM and Bull cross patent license.

17 - INTEREST INCOME

(in EUR millions)

	2002	2001	2000
Interest on loans to associated companies	52	72	90
Income from securities held for sale	4	2	1
Income from financial instruments	-	-	5
Foreign exchange gains, net	-	-	45
Write-back of provisions :			
- investment securities	7	5	199
- financial contingencies and losses	3	50	-
Total	**66**	**129**	**340**

18 - OPERATING EXPENSES

Les charges d'exploitation s'analysent comme suit :

(in EUR millions)

	2002	2001	2000
Professional fees	-	12	2
Study costs	-	1	1
Charge to amortization			
- common stock	-	-	-
operation expenses	-	-	2
Other	1	1	1
Total	**1**	**14**	**6**

19 - FINANCIAL EXPENSES

(in EUR millions)

	2002	2001	2000
Interest and commission expenses :			
- associated companies	34	28	35
Financial instrument expenses :	13	11	16
Provisions :			
- impairment of investment securities and securities held for sale	65	276	147
- financial contingencies and losses	34	7	13
- foreign exchange losses, net	57	30	-
Interest on credit lines	7	11	13
Interest on commercial paper	-	1	5
Total	**210**	**364**	**229**

20 - EXCEPTIONAL ITEMS

The headings "Exceptional income" and "Exceptional expenses" show a net expense of EUR 453 million for fiscal year 2002, compared to a net expense of EUR 12 million for fiscal year 2001 and a net expense of EUR 407 million for fiscal year 2000.

Exceptional income and expenses break down as follows :

(in EUR millions)

	2002	2001	2000
(Charge) / reversal of provisions for subsidiary negative net worth	(424)	12	(338)
Disposal of securities	5	(23)	(67)
Other	(34)	(1)	(2)
Total	**(453)**	**(12)**	**(407)**

In 2002, the charge to the reserve concerning the negative net equity of Bull investments totaled EUR 424 million of which 249 concerned Bull S.A.

The valuation of the Bull investment in its subsidiary Bull S.A. is based on its net equity which included, et december 31, 2001 a deferred tax asset of EUR 29 million. This asset has been fully depreciated in 2002. As a result the 2002 charge to depreciation of the investment in Bull S.A. has been increased, in total by an amount of EUR 27.4.

In 2002, total losses of EUR 34 million recorded in the line "Other" primarily comprise :

- a charge to provisions of EUR 11 million to cover the risks associated with claims submitted by third parties in respect of asset disposals by the Groupe during recent years ;
- a net loss of EUR 23 million in respect of the final transfer on March 31, 2002 of the remaining client contracts to Integris Limited, purchased from Bull Information Systems Ltd. (BISL) for a consideration of EUR 42 million, in return for the subscription of 1,122,930 Steria shares at a price of EUR 1 per share, recorded at the stock market price of the Steria share on June 28, 2002, for a total amount of EUR 19.7 million.

This loss is primarily due to the fall in the value of the Steria share during the first half of 2002 and the downward adjustment to the amount of the stock subscription warrant remunerating the remaining UK service activities transferred to Steria. This adjustment was taken into account as of December 31, 2001 in the valuation of Bull International S.A. holding company stock, the parent company of the UK subsidiary BISL, by way of a contingency provision for the under-provisioning of pension funds in the United Kingdom.

21 - CORPORATE INCOME TAX

Bull elected for tax consolidation for the determination of its corporate income tax charge with effect from January 1, 1993.

In this respect, each member of the tax group records a tax charge in its financial statements as if it were taxed individually.

Due to Bull tax losses carried forward, the tax charges payable by the subsidiaries are offset, generating a tax credit of EUR 1.3 million in fiscal year 2002.

As of December 31, 2002, taking into account the tax group election, Bull has estimated tax losses available for carry forward of EUR 2,448 million, including EUR 1,271 million available for carry forward indefinitely.

22 - REMUNERATION OF CORPORATE OFFICERS

Salaries, emoluments and performance bonuses paid to the 15 members of the Executive Committee in 2002, during the period of their office, totaled EUR 4.9 million.

Directors' fees of EUR 45,000 were paid to members of the Board of Directors in respect of fiscal year 2002, compared to directors' fees of EUR 30,000 in 2001 and EUR 45,800 in 2000.

In addition, current Bull management benefits from stock option plans. There remained 55,000 options allocated in 1998 and 2000 available for exercise as of December 31, 2002. No options have been exercised since allotment by current or former Bull management (see Note 23).

Total Groupe Bull employee costs, including social security contributions, amounted to EUR 0.6 billion in 2002, compared to EUR 1.0 billion in 2001 and EUR 1.2 billion in 2000.

Bull has no employees as of December 31, 2002.

23 - STOCK COMPENSATION PLANS

Stock subscription plans (June 1998, February 2000 and July 2001) :

Using the authorization granted by the Stockholders' Meeting of April 8, 1998, the Board of Directors decided on February 10, 2000 the allotment of the residual balance of stock subscription options, that is 3,296,650 options, at a strike price of EUR 7.99 per share. This total comprises 1,297,000 lapsed options allocated in previous plans, in addition to an alternative offer of 988,750 shares in consideration for the forfeiture of the same number of options allocated by the Board of Directors on June 11, 1998; 920,425 options from the 1998 plan were therefore forfeited and 68,325 options from the same plan were maintained by their beneficiaries.

As with previous plans, this new plan is divided into three tranches depending on the countries in which the companies of the beneficiary employees are located : one tranche for UK employees and company officers, one tranche for US employees and company officers, and one tranche for employees and company officers in France and other countries not benefiting from the first two tranches. Each tranche is subject to vesting conditions specific to the countries concerned.

The Board of Directors' meetings of July 20, 2000 and October 26, 2000, using the authorization granted by the Stockholders' Meeting of April 13, 2000, allotted 391,136 options in July and 359,000 options in October with a strike price of EUR 8.67 or EUR 9.13 (July) and EUR 6.65 (October).

The Board of Directors' meeting of July 19, 2001, again using the authorization granted by the Stockholders' Meeting of April 13, 2000, decided to allot 27,500 stock subscription options with a strike price of EUR 1.98.

The key characteristics of these plans as of December 31, 2002 were as follows :

	1998 Plan	2000 Plan	2000 Plan	2000 Plan	2001 Plan
Date of Stockholders' Meeting	04/08/1998	04/08/1998	04/13/2000	04/13/2000	04/13/2000
Date of Board of Directors' Meeting	06/11/1998	02/10/2000	07/20/2000	10/26/2000	07/19/2001
Number of options initially allotted	1,214,050	3,296,650	381,136	344,000	27,500
- including to members of the Executive Committee	223,500	531,000	10,996	140,000	-
Number of beneficiaries	548	1,121	966	74	5
- including members of the Executive Committee	16	12	3	7	-
Tranche	A - B - C				
Exercise start date	06/11/2003	02/10/2002	07/20/2004	10/26/2002	07/20/2004
Expiry date	06/11/2008	02/10/2010	07/20/2010	10/26/2010	07/20/2011
Strike price (in EUR)	13.96 & 14.70	7.99	8.67 & 9.13	6.65	1.98
Options exercised in 2002	-	-	-	-	-
- including by members of the Executive Committee	-	-	-	-	-
- number of members of the Executive Committee who exercised options in 2002	-	-	-	-	-
Number of options available for exercise as of December 31, 2002	7,750	733,875	14,040	30,000	17,500
- including by members of the Executive Committee	-	35,000	-	20,000	-

A total of 803,165 options remained available for exercise as of December 31, 2002, including 55,000 options held by members of the Executive Committee.

Groupe Savings Scheme (June 2000) :

On February 10, 2000, the Board of Directors also decided to increase the common stock of the Company by issuing 4,713,237 shares reserved for employees of the principal Groupe companies (see Note 9 : Common stock and Additional paid-in capital).

The number of subscribers totaled 8,396, or 51% of total employees in the 16 countries concerned. Employees who invest their savings within the regulated framework of a Groupe Savings Scheme investment fund benefit after 5 years (or on the occurrence of a possible early withdrawal event) from a capital guarantee :

- if the Bull stock price falls below EUR 6.39, the employee is compensated for his loss;
- conversely, if the Bull stock price exceeds EUR 7.99, the employee receives 7 times the capital gain (in excess of EUR 7.99) on his personal investment.

The guarantee and leverage effect were organized with the assistance of the bank with which the transactions were launched by Bull in February and July 2000.

In order to create the Groupe Savings Scheme, Bull purchased 4,668,828 of the shares issued during the common stock increase, at a price of EUR 7.99 in July 2000. These shares were loaned to the bank responsible for managing the scheme until July 20, 2005. As of December 31, 2002, a total of 931,754 shares had been repaid to Bull (7,708 in 2000, 239,963 in 2001 and 684,083 in 2002).

24 - COMMITMENTS AND CONTINGENCIES

Commitments given comprise deposit guarantees and letters of intent issued by Bull in favor of direct and indirect subsidiaries in the amount of EUR 263 million.

Commitments to Steria pursuant to the sale of non-French European service activities.

As part of the sale of non-French European service activities on December 28, 2001, Bull and Steria signed a warranty agreement covering a period expiring March 31, 2004 at the latest.

Exceptional events and disputes

The Company is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or Groupe Bull subsidiaries.

Various claims and legal proceedings are currently in progress. Following asset disposals performed during the last three years, Bull and its subsidiaries are notably the subject of direct and indirect claims submitted by third parties for a total amount of approximately EUR 50 million. All foreseeable losses at this time have been provided.

25 - WORKING CAPITAL PROVIDED BY/(USED IN) OPERATIONS

Working capital provided by/(used in) operations is equal to the pre-tax net loss plus charges to depreciation, amortization and provisions and net of provision write-backs.

The following table provides a breakdown of the working capital calculation :

(in EUR millions)

	2002	2001	2000
Pre-tax net loss	(598)	(259)	(297)
Charges to depreciation, amortization and provisions	536	476	501
Write-back of provisions	(10)	(261)	(201)
Total	**(72)**	**(44)**	**3**

26 - SUBSIDIARY RESULTS

The results of the main subsidiaries presented below are based on their results consolidated with those of their subsidiaries, in accordance with the Groupe corporate structure.

Bull S.A.

Bull S.A brings together the French commercial network, research and manufacturing activities in France, the sale of products, primarily to other Groupe subsidiaries, and certain Groupe management functions.

Bull S.A. and its subsidiaries reported total revenue of EUR 0.8 billion in 2002, compared to EUR 1.1 billion in 2001. The consolidated loss for the fiscal year is EUR 303 million, compared to EUR 301 million in 2001.

Bull International S.A.

Bull International S.A. brings together the majority of Groupe entities in non-OECD countries (except Eastern Europe), Groupe entities in the United Kingdom and, since 1997, Groupe entities in Northern and Central Europe.

The 2002 consolidated revenue of this sub-group was EUR 0.4 billion (EUR 1 billion in 2001).

The consolidated net loss for fiscal year 2002 is EUR 28 million, compared to EUR 132 million in 2001.

Bull International N.V.

Bull International N.V. is responsible for research and manufacturing activities in Italy.

Bull International N.V., together with its subsidiaries, realized consolidated revenue of EUR 0.1 billion in 2002 (EUR 0.1 billion in 2001).

The net loss for 2002 is EUR 63 million, compared to a net loss of EUR 68 million in 2001.

Bull Data Systems, Inc.

Bull Data Systems, Inc. and its subsidiaries bring together the main distribution entities in North America. This sub-group is also responsible for part of the Groupe's research and production activities.

Bull Data Systems, Inc. and its subsidiaries realized consolidated revenue of USD 132 million in 2002, compared to USD 168 million in 2001.

In 2002, this sub-group realized a net loss of USD 98.7 million, compared to USD 14.8 million in 2001. The 2002 net loss includes a charge of USD 92.4 million following the decision to terminate the pension plans.

27 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single client represents over 10% of total trade receivables.

Investment securities

(in EUR millions)

	Par value	Number of shares	Gross value	Provisions for impairment	Net book value
FRENCH COMPANIES					
Bull S.A.	N/A	10,730,480	1,565	(1,565)	-
Bull International S.A.	EUR 16	2,516,250	109	(109)	-
Cofip	EUR 16	18,500	2	(2)	-
Sub total			**1,676**	**(1,676)**	**-**
FOREIGN COMPANIES					
Bull International N.V.	EUR 4	36,356,002	172	(172)	-
Bull Data Systems N.V.	EUR 453.78	897,401	524	(516)	8
Bull Data Systems Inc.	USD 1	1,408	701	(701)	-
Bull Maroc	MAD 100	60,000	3	(1)	2
Bull Greece	EUR 0.88	6,498,091	3	(3)	-
Integris Italia	1EUR 1	12,500,000	48	(48)	-
Sub total			**1,451**	**(1,441)**	**10**
TOTAL			**3,127**	**(3,117)**	**10**

Financial results

FOR THE LAST FIVE YEARS

Financial position at year-end	2002	2001	2000	1999	1998
Common stock					
in EUR millions	340	340	340	331	252
Shares outstanding	170,198,899	170,198,899	170,198,899	165,481,662	165,234,452
Results for the year *(in EUR)*					
Revenue	-	-	-	-	-
Income/(loss) before tax, depreciation and allowances	(73)	(44)	2	97	5
Corporate income tax	(1)	(6)	(59)	(48)	(14)
Net loss	(598)	(253)	(238)	(275)	(22)
Dividends distributed	-	-	-	-	-
Earnings/(loss) per share					
• en euros					
Net income/(loss) after tax, but before depreciation and allowances	(0.39)	(0.22)	0.36	0.87	0.12
Net loss	(3.51)	(1.49)	(1.40)	(1.66)	(0.13)
Dividend per share	-	-	-	-	-

Stock ownership structure

STOCKHOLDER	December 31, 2002		
	Number of shares	Percentage interest	Percentage voting rights
French State	27,743,824	16.3%	16.4%
France Télécom	28,753,594	16.9%	17.0%
Motorola (*)	28,753,594	16.9%	17.0%
NEC	28,753,594	16.9%	17.0%
DNP	9,070,236	5.3%	5.3%
Employees	10,008,366	5.9%	5.9%
Other (**)	37,115,691	21.8%	21.4%
Total	**170,198,899**	**100.0%**	**100.0%**

(*) Motorola's holding was transferred to its subsidiary Technology Investments International Inc.
(**) The 932,641 treasury shares are stripped of voting rights.

Information concerning subsidiaries and associated companies

(in EUR millions)

	Common stock	Reserves	% stockholding	Outstanding loans/ advances
FRENCH COMPANIES				
Bull S.A. consolidated	164	(126)	100.00	220
Bull International S.A. consolidated	40	(284)	100.00	421
Cofip consolidated	0.4	31	100.00	41
Sous-total				
FOREIGN COMPANIES				
Bull International N.V. consolidated	145	(335)	100.00	298
Bull Data Systems N.V.	407	(398)	100.00	3
Bull Data Systems Inc. consolidated	1,206	(1,347)	100.00	549
Bull Maroc	1	-	100.00	1
Bull Greece	6	(6)	100.00	1

DECEMBER 31, 2001			DECEMBER 31, 2000		
Number of shares	Percentage interest	voting rights	Number of shares	Percentage interest	voting rights
27,743,824	16.3%	16.3%	27,743,448	16.3%	16.3%
28,753,594	16.9%	16.9%	28,753,594	16.9%	16.9%
28,753,594	16.9%	16.9%	28,753,594	16.9%	16.9%
28,753,594	16.9%	16.9%	28,753,594	16.9%	16.9%
9,070,236	5.3%	5.3%	9,070,236	5.3%	5.3%
10,451,329	6.1%	6.1%	11,247,000	6.6%	6.6%
36,672,728	21.6%	21.6%	35,877,433	21.1%	21.1%
170,198,899	**100.0%**	**100.0%**	**170,198,899**	**100.0%**	**100.0%**

Deposits and guarantees granted by the Company	2002 Revenue	2002 Net income/(loss	Dividends received by the Company	Book value of stock held Gross	Net
-	843	(303)	-	1,565	-
-	423	(28)	-	109	-
-	151	(15)	1	2	-
-	109	(63)	-	172	-
-	47	(2)	-	524	8
-	140	(110)	-	701	-
-	6	1	-	4	2
-	12	(10)	-	2	-

Corporate structure of the Groupe

AS OF DECEMBER 31, 2002


BULL S.A.
(FRANCE)
MIDDLE EAST
Bull Cyprus Ltd.
FRANCE
Bull Finance*
49%
Bull SA Financière Ltd.
BS2I
Evidian
Evidian (Germany)
Evidian (USA)
Evidian (UK)
Evidian (Italy)
NORTH AMERICA
Bull Corporation of America (USA)
AFRICA
Bull Algérie
Bull (Egypt)
FRANCE
50%
Express Servers*
51%
GPES
96%
IPC France
34%
SERES*
SERRIB
21%
Syster Informatique*
EASTERN EUROPE
51%
Bulak (Kazakhstan)
Bull A/O (Russia)
Bull Magyarorzag (Hungary)
Bull Polska Sp. z.o.o. (Poland)
Bull Romania S.r.l.
Bull Slovakia S.r.O. (Slovakia)
Bull SPOL S.r.O. (Czech Republic)
Ingenico Russia ZAO (Russia)
COFIP
(FRANCE)
FRANCE
ATS
BECEO
Bull Alpha
Bull Caraïbes Developt.
Bull Developpement
Bull Internet Incubateur
L'Esprit d'Equipe
Integris Consulting
FRANCE
Integris Data Services
Immo du Nid de Pie
Immo Patton
Immo Claynor
Bull LVPM
Maine CI
NIS-Compulink
97%
Opéria
SN2AI
BULL INTERNATIONAL N.V.
(NETHERLANDS)
EUROPE
Bull Italia S.p.A. (Italy)
Bull HN Yugoslavia d.o.c.
PC Station S.p.A.
SOPASIN
EUROPE
Bull Finance B.V. (Netherlands)
Bull CP8 B.V. (Netherlands)

SIMPLIFIED ORGANIZATIONAL CHART

Unless indicated otherwise, all investments are held 100% or close to 100% (either directly or via several subsidairies). Only the main Groupe subsidiaries are presented ; for more details refer to the following list.

* Companies marked with an asterisk (*) are equity accounted.

[shaded box] Subsidiary with sub-subsidiaries in activity (interest in excess of 20%).

Bull also directly holds nearly the entire common stock of the following subsidiaries :

Bull Hellas Integrated IT Solution A.E. (Greece), Bull Maroc (Morocco) and Integris Italia S.p.A. (Italy)


BULL
(Groupe parent company)
BULL INTERNATIONAL S.A.
(FRANCE)
BULL DATA SYSTEMS N.V.
(NETHERLANDS)
FRANCE
MIDDLE EAST
Bull Omega
Osis Services
Bull Middle East Ltd.
(Cyprus)
Bull SAL (Lebanon)
Bull Nederland N.V.
(NETHERLANDS)
BULL DATA SYSTEMS, Inc.
(USA)
NORTH AMERICA
Bull Finance Corp.
(USA)
Bull HN Information Systems, Inc.
(USA)
Bull Afrique
AFRICA
Bull Cameroun
Bull Congo
Bull Côte d'Ivoire
Bull Gabon
Bull Madagascar S.A.
Bull Niger
Bull Nigéria
Bull Sénégal
SOUTH AFRICA
Bull Information Technology Pty. Ltd.
(South Africa)
Bull Computers South Africa Pty. Ltd.
(South Africa)
Bull Technology Services Pty. Ltd.
(South Africa)
EASTERN EUROPE
Bull Computer & Services D.O.O. (Slovenia)
Bull D.O.O. (Croatia)
ASIA
Bull Information Systems Ltd.
(Hong Kong)
Bull Information System (Korea) Co. Ltd.
(South Korea)
Bull Information Systems Sdn. Bhd.
(Malaysia)
Bull HN Information Systems Ltd.
(Taiwan)
SOUTH AMERICA
Bull do Brasil de Informacão Ltda.
(Brazil)
Bull South America S.A.
(Brazil)
Bull Argentina SACI
(Argentina)
Bull Uruguay S.A.
(Uruguay)
Bull GmbH
(Germany)
Bull AG (Austria)
Bull (España) S.A.
(Spain)
Data System S.A.
EUROPE
S.A. Bull N.V.
(Belgium)
Bull Finance B.V.
(Netherlands)
Bull Portuguesa Computadores Lda.
(Portugal)
Bull Holdings Ltd.
(United Kingdom)
Bull ND Holdings Ltd
Bull Information Systems Ireland (Irland)
Bull Information Systems Ltd.
Bull Data Systems Ltd.
Bull FinanServices Ltd.
Bull Pension Trustee Ireland Ltd. (Irland)
Bull Worldwide Information
E-Intelligence Consultants Ltd.
Civita Ltd.

Consolidated companies

AS OF DECEMBER 31, 2002

NAME	REGISTERED OFFICE	PERCENTAGE INTEREST
BULL 68, route de Versailles 78430 LOUVECIENNES (France) S.A. with capital of EUR 330,963,324 (SIREN N° 542 046 065)		
A - SUBSIDIARIES OF BULL		
Bull Data Systems Inc. Capital USD 1,408	3, Executive Park Drive BEDFORD, NH 03110 (U.S.A.)	100,0
Bull Data Systems N.V. Capital EUR 407,222,819.70	Hogehilweg, 21 1101 AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull International N.V. Capital EUR 145,424,008	Hogehilweg, 21 1101 AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull International S.A. Capital EUR 40,260,000 (SIREN N° 389 481 466)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull S.A. Capital EUR 163,585,100 (SIREN N° 642 058 739)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Compagnie Française d'Investissement Privé - COFIP Capital EUR 296,000 (SIREN N° 303 375 000)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull A.E. Capital EUR 5,718,320.08	44, avenue Syngrou B.P. 19027 117 42 ATHENES (Greece)	100,0
Bull Maroc Capital MAD 6,000,000	644, boulevard Mohamed V B.P. 2218 CASABLANCA GARE (Morocco)	100,0
Integris Italia S.p.A. Capital EUR 16,000,000	Via Camillo Olivetti 8 Ivrea (TO) (Italy)	100,0
SUBSIDIARIES OF INTEGRIS ITALIA S.P.A		
Arcanet S.p.A. Capital EUR 258,230	Via Dora Riparia 17 VITERBO (VT) (Italy)	100,0
Bull Telco S.p.A. Capital EUR 1,900,000	Via ai Laboratori Olivetti, 79 PREGNANA MILANESE (Milano) (Italy)	100.0
* Consorzio Inforsud Capital EUR 2,701,070	Strada Consortile Agglomerato Industriale de Pianodardine 83030 PRATA DI PRINCIPATO (Avellino) (Italy)	94,7
SUBSIDIARIES OF BULL A.E. (Greece)		
Bull Consulting A.E. Capital EUR 1,172,000	157, Syngrou Avenue, 171 21 ATHENES (Greece)	100,0
* Bull Advanced Technical Solution A.E. Capital EUR 190,775	26, rue Filellinon 105 58 ATHENES (Greece)	40,0
B - SUBSIDIARIES OF BULL S.A.		
AFRICA		
Bull Algérie Capital DIA 1,000,000	5, rue de Nîmes ALGER (Algéria)	100,0
Bull Egypte Information System Cie. Capital EGP 50,000	World Trade Center 11-13 Corniche El Nil LE CAIRE (Egypt)	100,0
AMERICA		
Bull Corporation of America Capital USD 1,600,000	300, Concord Road BILLERICA, MA 01821 (U.S.A.)	100,0
EUROPE		
Bretagne Services Informatiques et Intégration de Systèmes - BS2I Capital EUR 4,304,398 (SIREN N° 410 248 637)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
* Bull Finance Capital EUR 4,400,000 (SIREN N° 321 513 335)	57-59, avenue de Chatou 92500 RUEIL-MALMAISON (France)	48,6
Bull S.A. Financière Limited Capital GBP 100	Normandy House Grenville Street SAINT-HELIER (Channel Islands)	100,0
Evidian Capital EUR 7,500,000 (SIREN N° 422 689 208)	Rue Jean Jaurès BP 68 78340 Les clayes sous Bois (France)	100,0
* Express Servers Capital EUR 38,200 (SIREN N° 428 128 953)	Tour Anjou 33, quai de Dion Bouton 92800 PUTEAUX (France)	50,0
GPES - Gestion de Patrimoines et Services Capital EUR 76,224.51 (SIREN N° 411 652 811)	Tour Maine Montparnasse 33, avenue du Maine 75755 PARIS Cedex 15 (France)	51,0
IPC France Capital EUR 300,000 (SIREN N° 321 376 857)	2, rue Galvani 91343 MASSY Cedex (France)	96,0
* SERES Capital EUR 1,013,786 (SIREN N° 343 778 163)	20, rue Dieumegard 93406 SAINT OUEN (France)	34,
Société Européenne de Rénovation et de Réparation Informatique de Belfort (SERRIB) Capital EUR 1,243,070 (SIREN N° 381 355 726)	25, rue Albert Camus B.P. 355 90006 BELFORT (France)	100,
* Syster Informatique Capital EUR 194,509.70 (SIREN N° 328 347 588)	18, rue du Cap Vert 21800 QUETIGNY (France)	21,
EASTERN EUROPE		
Bulak Capital KZT 10,000,000	43, rue Mynbaev 48-0008 ALMA-ATA (Kazakhstan)	51,
Bull s.r.o. Capital CZK 1,250,000	Lazarska, 6 120 00 PRAGUE 2 (Czech Republic)	100,

*Equity accounted consolidated companies

Bull Magyarorszag Capital HUF 300,000,000	Fényes Adolf u.4 H-1036 BUDAPEST (Hungary)	100,0
Bull Polska Sp. Z.O.O. Capital PLZ 20,048,200	Ul. Pruszkowska 13 02-119 VARSOVIE (Poland)	100,0
Bull Romania srl Capital ROL 33,000,000L	155, Calea Victoriei, bl. D1, sc.5, et.11 Sector 1 71101 - BUCAREST (Roumania)	100,0
Bull Slovakia s.r.o. Capital SKK 200,000	Mileticova 7 BRATISLAVA 821 08 (Slovakia)	100,0
Bull A/O Capital RUR 17,700,000	Elecrichesky Pereulok, 3 Building 3, entr. 3 123557 MOSCOU (Russia)	100,0
Ingenico CZ s.r.o. Capital CZK 200,000	Lazarska, 6 12 000 PRAGUE 2 (Czech Republic)	100,0
Ingenico Russia Z.A.O. Capital RUR 10	Opochinina St., House 17 flat 45 199026 SAINT PETERSBOURG (Russia)	100,0
MIDDLE EAST		
Bull Cyprus. Ltd. Capital CYP 20,000	70, Makarios III Avenue PO Box 27269 NICOSIE (Cyprus)	51,0
Subsidiaries of Evidian S.A.		
Evidian GmbH Capital EUR 100,000	Theodor-Heuss-Straße, 60-66 D-51149 COLOGNE (Germany)	100,0
Evidian Inc. Capital USD 1,000	300, Concord Road BILLERICA, MA 01821 (U.S.A.)	100,0
Evidian Limited Capital GBP 1,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Evidian S.p.A. Capital EUR 100,000	Via ai Laboratori Olivetti, 79 20010 PREGNANA MILANESE (Italy)	100,0
C - SUBSIDIARIES OF BULL INTERNATIONAL N.V.		
Bull CP8 B.V. Capital EUR 20,000	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100.0
Bull Finance B.V. Capital EUR 5,445,362.59	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull Italia S.p.A. Capital EUR 51,640,000	Via ai Laboratori Olivetti, 79 PREGNANA MILANESE (Milano) (Italy)	100,0
Subsidiaries of Bull Italia S.p.A.		
Bull HN Yugosiavia d.o.o. Capital USD 5,000	Tolstojeva, 47/49 (Moravska 5) 11040 BELGRADE (Yugoslavia)	100,0
* Consorzio SIMT Capital EUR 51,640	Piazza Borghese, 91 00186 ROME (Italy)	45,0
* Elektronska Industrija Kft. Capital USD 11,300,000	Preduzec El Bull HN Bulevar V. Vlahovica 80-82 18000 NIS (Yugoslavia)	30,0

PC Station S.p.A. Capital EUR 104,000	Via Po, 44 20010 PREGNANA MILANESE (Milano) (Italy)	95,0
Societa di Partecipazione Sistemi Informativi S.p.A. (SOPASIN) Capital EUR 2,066,000	Via ai Laboratori Olivetti, 79 20010 PREGNANA MILANESE (Milano) (Italy)	100,0
Subsidiary of Sopasin S.p.A.		
* Talento S.r.l. Capital EUR 200,000	Via Vittore Pisani, 36 20123 MILAN (Italy)	40,0
D - SUBSIDIARIES OF BULL INTERNATIONAL S.A.		
SOUTH AMERICA		
Bull do Brasil Sistemas de Informação Ltda Capital BRL 9,408,037	Rua Haddock Lobo, 347 13 andar - Cj. 132 - Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
ASIA		
Bull Information Systems (Hong Kong) Limited Capital HKD 59,940,000	Suite 2401, 24 F, Chinachem Exchange Square 1-7, Hoi Wan Street QUARRY BAY (Hong Kong)	100,0
Bull Information Systems (Malaysia) Sdn. Bhd. Capital MYR 5,684,522	Suite 2205-2107, Level 21 Plaza Pengkalan Jalan Ipoh 51200 KUALA LUMPUR (Malaysia)	100,0
Bull Information Systems (Korea) Limited Capital KRW 1,487,240,000	# 501, Namjung Building 13-19 Yoido Dong Yongdungpo-gu SEOUL 150-010 (South Korea)	100,0
Bull Information Systems Pte. Ltd. Capital SGD 6,035,555	39 Robinson Road # 7-01 Robinson Point Singapore 068911(Singapore)	100,0
Bull Information Systems (Taiwan) Limited Capital TWD 100,000,000	8F, No.2, Min-Sheng E Road Sec.3 TAIPEI 104 (Taiwan - ROC)	100,0
EUROPE		
Bull Afrique Capital EUR 1,585,600 (SIREN N° 562 129 189)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull AG Capital EUR 5,820,000	Lemböckgasse, 49 A-1230 VIENNE (Austria)	100,0
Bull GmbH Capital EUR 23,000,000	Theodor-Heuss-Straße, 60-66 D-51149 COLOGNE (Germany)	100,0
Bull (España), S.A. Capital EUR 20,415,395	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 MADRID (Spain)	100,0
Bull Holdings Limited Capital GBP 40,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bullinvest B.V. Capital EUR 1,962,145.65	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Bull Omega Capital EUR 75,500,000 (SIREN N° 389 977 893)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0

*Equity accounted consolidated companies

Bull Portuguesa Computadores sociedade unipessoal Lda. Capital EUR 2,493,990	Av. 5 de Outubro, 35-6° 1050 LISBONNE (Portugal)	100,0
Osis Services Capital EUR 7,650 (SIREN N° 403 625 650)	2, rue Kléber 92309 LEVALLOIS-PERRET (France)	100,0
S.A. Bull N.V. Capital EUR 7,200,364.06	Rue du Moulin à Papier, 51 1160 BRUXELLES (Belgium)	100,0
EASTERN EUROPE		
Bull Computer and Services D.O.O. Capital SIT 3,000,000	Dunajska, 101 1000 LJUBLJANA (Slovenia)	100,0
Bull D.O.O. Capital HRK 19,000	Koturaska 69 10000 ZAGREB (Croatia)	100,0
MIDDLE EAST		
Bull Middle East Pte. Ltd. Capital CYP 20,000	70, Makarios III Avenue PO Box 27269 NICOSIA (Cyprus)	100,0
Bull SAL Capital LBP 160,000,000	69, Rue Jal el Dib Secteur 1 - BP 60208 12412020 METN (Lebanon)	100,0
Subsidiaries of Bull Afrique		
Bull Cameroun Capital XAF 151,000,000	Immeuble C.N.P.S. Rue C.Tobie Kuoh Douala B.P. 2552 Bonanjo DOUALA (Cameroon)	100,0
Bull Congo Capital XAF 45,000,000	43, avenue Paul Doumer B.P. 961 BRAZZAVILLE (Congo)	100,0
Bull Côte d'Ivoire Capital XOF 1,160,000,000	3, boulevard Roume 01 B.P. 1580 ABIDJAN 01 (Ivory Coast)	100,0
Bull Gabon Capital XAF 85,580,000	Immeuble ex Sonagar B.P. 2260 LIBREVILLE (Gabon)	100,0
Bull Information Systems Nigeria Limited Capital NGN 6,478,359	89, A Ajosé Adeogun street (401 Road) Victoria Island LAGOS (Niger)	100,0
Bull Information Technology Pty. Ltd. Capital SAR 4,100	112 Pybus Road 2199 SANDTON Johannesburg (South Africa)	100,0
Bull Madagascar S.A. Capital MGF 146,200,000	12, rue Indira Gandhi Tsaralanana BP 252 ANTANANARIVO (Madagascar)	85,0
Bull Niger Capital XOF 152,000,000	42, avenue Charles de Gaulle B.P. 12013 NIAMEY (Nigeria)	85,0
Bull Sénégal Capital XOF 304,150,000	Extension Immeuble Kebe 99, avenue André Peytavain B.P. 3183 DAKAR (Senegal)	100,0

Subsidiary of Bull Information Systems (Hong Kong) Limited		
Bull Information Systems (Beijing) Co. Ltd. Capital USD 500,000	11/F, Jing Guang Centre Office Building Hu Jia Lou Chao Yang District 100 020 BEIJING, (PR of China)	100,0
Subsidiaries of Bull Information Technology (Southern Africa) Pty. Ltd.		
Bull Computers South Africa Pty. Ltd. Capital SAR 2,000,000	112, Pybus road 2199 Sandton Johannesburg (South Africa)	100,0
Bull Information Technology Namibia Pty. Ltd. Capital NAD 4,000	C/o Deloitte & Touche Namdeb Center, 10 Bulow street PO Box 47 WINDHOEK (Namibia)	100,0
Bull Technology Services Pty. Ltd. Capital SAR 100	112 Pybus road 2146 SANDTON Johannesburg (South Africa)	100,0
Subsidiary of Bullinvest B.V.		
Bull Bilgisayar Teknoloji A.S. Capital TRL 10,000,000,000	Mithat Unlubey Sokak N° 23, Kat 5 Zincirlikuyu ISTANBUL (Turkey)	99,6
Subsidiaries of Bull do Brasil de Informacão Ltda.		
Bull South America S.A. Capital BRL 7,443,115	Rua Haddock Lobo, 347 13 andar - Cj. 132 - Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
Bull Argentina S.A. Capital ARP 4,000,198	Carlos Pellegrini, 1363 2° piso 1011 BUENOS-AIRES (Argentina)	100,0
Bull Uruguay S.A. Capital UYP 260,000	Av. Dr Luis A. de Herrera, 2802 1160 MONTEVIDEO (Uruguay)	100,0
Subsidiaries of Bull South America SA (Brazil)		
Bull Tecnologia da Informacão Ltda. Capital BRL 8,954,089	Rua Haddock Lobo, 347 13 andar - Cj. 132 - Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
Integris Ltda. Capital BRL 29,774,951	Avenida Angelica, 903 Higienòpolis 01227-901 SAO PAULO (Brazil)	100,0
Subsidiary of Bull Tecnologia da Informação Ltda.		
Bull Comercial Ltda. Capital BRL 8,930,415	Alameda Tocantins, 882 Galpão 01 - Barueri 06455-020 SAO PAULO (Brazil)	100,0
Subsidiary of Bull (España) S.A.		
Data System S.A. Capital EUR 240,404	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 MADRID (Spain)	96,0
Subsidiaries of Bull Holdings Ltd.		
Bull Information Systems Limited Capital GBP 59,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull ND Holdings Limited Capital GBP 11,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9DH (United Kingdom)	100,0

*Equity accounted consolidated companies

Civita Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
E-Intelligence Consultants Limited Capital GBP 50,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Subsidiaries of Bull Information Systems Ltd.		
Bull Data Systems Limited Capital GBP 8,100,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull FinanServices Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull Pension Trustees Ireland Limited Capital IEP 2	29/31, South William Street DUBLIN 2 (Ireland)	100,0
Bull Worldwide Information Systems Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Subsidiary of Bull ND Holdings Ltd.		
Bull Information Systems Ireland Capital IEP 223,000	29/31, South William Street DUBLIN (Ireland)	100,0
Subsidiary of Osis Services		
Osis Capital EUR 734,278 (SIREN N° 352 261 341)	2-4, rue Henri Sainte-Claire Deville Immeuble les Colonnades 92500 RUEIL MALMAISON (France)	100,0
Subsidiary of S.A. Bull N.V.		
Datalux SARL Capital EUR 297,472.23	Rue du Kiem, 163 L - 8030 STRASSEN (Luxembourg)	100,0
E - SUBSIDIARIES OF BULL DATA SYSTEMS Inc.		
Bull Finance Corporation Capital USD 506,000,000	3, Executive Park Drive BEDFORD, NH 03110 (U.S.A.)	100,0
Bull HN Information Systems Inc. Capital USD 1,558	300, Concord Road BILLERICA, MA 01821 (U.S.A.)	100,0
F - SUBSIDIARY OF BULL DATA SYSTEMS N.V.		
Bull Nederland N.V. Capital EUR 1,800,000	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Subsidiary of Bull Nederland N.V.		
Zenith Data Systems B.V. Capital EUR 1,924,028.12	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
G - SUBSIDIARIES OF COFIP		
Advanced Technology Services France (ATS) Capital: EUR 38,000 (SIREN N° 404 959 363)	2, rue Galvani 91343 MASSY (France)	100,0
BECEO Capital EUR 3,300,000 (SIREN N° 389 614 967)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0

Bull Alpha Capital EUR 7,263,000 (SIREN N° 381 617 836)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Caraïbes Developpement Capital EUR 40,000 (SIREN N° 424 811 891)	BAT/ CERP-Lot 8-Acajou 97232 LE LAMINTIN (France)	100.0
Bull Developpement Capital EUR 40,000 (SIREN N° 428 575 898)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Epsilon Capital EUR 40,000 (SIREN N° 433 745 239)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Gamma Capital EUR 40,000 (SIREN N° 433 738 143)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Internet Incubateur Capital EUR 1,000,000 (SIREN N° 432 892 438)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull LVPM Capital EUR 4,792,500 (N° INSEE 401 064 696)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris Consulting Capital EUR 381,250 (SIREN N° 702 032 749)	2/4 rue Henri Sainte-Claire Deville, Inmeuble Le Colonnade 92500 RUEIL MALMAISON (France)	100,0
Bull Pi Capital EUR 40,000 (SIREN N° 433 732 781)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Tau Capital EUR 40,000 (SIREN N° 433 738 051)	68, route de Versaille 78430 LOUVECIENNES (France)	100,0
Immo du Nid de Pie Capital EUR 466,850 (SIREN N° 424 804 458)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Immo Patton Capital EUR 40,000 (SIREN N° 424 808 228)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Immoclaynor Capital EUR 4,537,500 (SIREN N° 409 571 247)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris Data Services France Capital EUR 6,900,000 (SIREN N° 390 265 650)	20, rue Dieumegard 93406 SAINT OUEN (France)	100,0
L'Esprit d'Equipe Capital EUR 40,000 (SIREN N° 343 778 510)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Maine CI Capital EUR 1,052,655 (SIREN N° 428 670 12)	342, avenue Patton 49000 ANGERS (France)	100.0
NIS - Compulink Capital EUR 5,300,000 (SIREN N° 411 184 203)	68, rue de Versailles 78430 Louveciennes (France)	100,0
Operia Capital EUR 38,200 (SIREN N° 432 802 692)	68, route de Versailles 78430 LOUVECIENNES (France)	98,0
Société Nouvelle Automatisme et Avenir Informatique - SN2AI Capital EUR 457,348 (SIREN N° 385 105 119)	6, rue du Champoreux 91542 MENNECY (France)	100,0

*Equity accounted consolidated companies

Bull Portuguesa Computadores sociedade unipessoal Lda. Capital EUR 2,493,990	Av. 5 de Outubro, 35-6° 1050 LISBONNE (Portugal)	100,0
Osis Services Capital EUR 7,650 (SIREN N° 403 625 650)	2, rue Kléber 92309 LEVALLOIS-PERRET (France)	100,0
S.A. Bull N.V. Capital EUR 7,200,364.06	Rue du Moulin à Papier, 51 1160 BRUXELLES (Belgium)	100,0

EASTERN EUROPE

Bull Computer and Services D.O.O. Capital SIT 3,000,000	Dunajska, 101 1000 LJUBLJANA (Slovenia)	100,0
Bull D.O.O. Capital HRK 19,000	Koturaska 69 10000 ZAGREB (Croatia)	100,0

MIDDLE EAST

Bull Middle East Pte. Ltd. Capital CYP 20,000	70, Makarios III Avenue PO Box 27269 NICOSIA (Cyprus)	100,0
Bull SAL Capital LBP 160,000,000	69, Rue Jal el Dib Secteur 1 – BP 60208 12412020 METN (Lebanon)	100,0

Subsidiaries of Bull Afrique

Bull Cameroun Capital XAF 151,000,000	Immeuble C.N.P.S. Rue C.Tobie Kuoh Douala B.P. 2552 Bonanjo DOUALA (Cameroon)	100,0
Bull Congo Capital XAF 45,000,000	43, avenue Paul Doumer B.P. 961 BRAZZAVILLE (Congo)	100,0
Bull Côte d'Ivoire Capital XOF 1,160,000,000	3, boulevard Roume 01 B.P. 1580 ABIDJAN 01 (Ivory Coast)	100,0
Bull Gabon Capital XAF 85,580,000	Immeuble ex Sonagar B.P. 2260 LIBREVILLE (Gabon)	100,0
Bull Information Systems Nigeria Limited Capital NGN 6,478,359	89, A AJosé Adeogun street (401 Road) Victoria Island LAGOS (Niger)	100,0
Bull Information Technology Pty. Ltd. Capital SAR 4,100	112 Pybus Road 2199 SANDTON Johannesburg (South Africa)	100,0
Bull Madagascar S.A. Capital MGF 146,200,000	12, rue Indira Gandhi Tsaralanana BP 252 ANTANANARIVO (Madagascar)	85,0
Bull Niger Capital XOF 152,000,000	42, avenue Charles de Gaulle B.P. 12013 NIAMEY (Nigeria)	85,0
Bull Sénégal Capital XOF 304,150,000	Extension Immeuble Kebe 99, avenue André Peytavain B.P. 3183 DAKAR (Senegal)	100,0

Subsidiary of Bull Information Systems (Hong Kong) Limited

Bull Information Systems (Beijing) Co. Ltd. Capital USD 500,000	11/F, Jing Guang Centre Office Building Hu Jia Lou Chao Yang District 100 020 BEIJING, (PR of China)	100,0

Subsidiaries of Bull Information Technology (Southern Africa) Pty. Ltd.

Bull Computers South Africa Pty. Ltd. Capital SAR 2,000,000	112, Pybus road 2199 Sandton Johannesburg (South Africa)	100,0
Bull Information Technology Namibia Pty. Ltd. Capital NAD 4,000	C/o Deloitte & Touche Namdeb Center, 10 Bulow street PO Box 47 WINDHOEK (Namibia)	100,0
Bull Technology Services Pty. Ltd. Capital SAR 100	112 Pybus road 2146 SANDTON Johannesburg (South Africa)	100,0

Subsidiary of Bullinvest B.V.

Bull Bilgisayar Teknoloji A.S. Capital TRL 10,000,000,000	Mithat Unlubey Sokak N° 23, Kat 5 Zincirlikuyu ISTANBUL (Turkey)	99,6

Subsidiaries of Bull do Brasil de Informacão Ltda.

Bull South America S.A. Capital BRL 7,443,115	Rua Haddock Lobo, 347 13 andar – Cj. 132 – Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
Bull Argentina S.A. Capital ARP 4,000,198	Carlos Pellegrini, 1363 2° piso 1011 BUENOS-AIRES (Argentina)	100,0
Bull Uruguay S.A. Capital UYP 260,000	Av. Dr Luis A. de Herrera, 2802 1160 MONTEVIDEO (Uruguay)	100,0

Subsidiaries of Bull South America SA (Brazil)

Bull Tecnologia da Informacão Ltda. Capital BRL 8,954,089	Rua Haddock Lobo, 347 13 andar – Cj. 132 – Cerqueira César 01414-001 SAO PAULO SP (Brazil)	100,0
Integris Ltda. Capital BRL 29,774,951	Avenida Angelica, 903 Higienòpolis 01227-901 SAO PAULO (Brazil)	100,0

Subsidiary of Bull Tecnologia da Informação Ltda.

Bull Comercial Ltda. Capital BRL 8,930,415	Alameda Tocantins, 882 Galpão 01 - Barueri 06455-020 SAO PAULO (Brazil)	100,0

Subsidiary of Bull (España) S.A.

Data System S.A. Capital EUR 240,404	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 MADRID (Spain)	96,0

Subsidiaries of Bull Holdings Ltd.

Bull Information Systems Limited Capital GBP 59,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull ND Holdings Limited Capital GBP 11,000,000	Computer House Great West Road BRENTFORD Middlesex TW8 9DH (United Kingdom)	100,0

*Equity accounted consolidated companies

Civita Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
E-Intelligence Consultants Limited Capital GBP 50,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Subsidiaries of Bull Information Systems Ltd.		
Bull Data Systems Limited Capital GBP 8,100,000	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull FinanServices Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Bull Pension Trustees Ireland Limited Capital IEP 2	29/31, South William Street DUBLIN 2 (Ireland)	100,0
Bull Worldwide Information Systems Limited Capital GBP 2	Computer House Great West Road BRENTFORD Middlesex TW8 9 DH (United Kingdom)	100,0
Subsidiary of Bull ND Holdings Ltd.		
Bull Information Systems Ireland Capital IEP 223,000	29/31, South William Street DUBLIN (Ireland)	100,0
Subsidiary of Osis Services		
Osis Capital EUR 784,278 (SIREN N° 352 261 341)	2-4, rue Henri Sainte-Claire Deville Immeuble les Colonnades 92500 RUEIL MALMAISON (France)	100,0
Subsidiary of S.A. Bull N.V.		
Datalux SARL Capital EUR 297,472.23	Rue du Kiem, 163 L - 8030 STRASSEN (Luxembourg)	100,0
E - SUBSIDIARIES OF BULL DATA SYSTEMS Inc.		
Bull Finance Corporation Capital USD 506,000,000	3, Executive Park Drive BEDFORD, NH 03110 (U.S.A.)	100,0
Bull HN Information Systems Inc. Capital USD 1,558	300, Concord Road BILLERICA, MA 01821 (U.S.A.)	100,0
F - SUBSIDIARY OF BULL DATA SYSTEMS N.V.		
Bull Nederland N.V. Capital EUR 1,800,000	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
Subsidiary of Bull Nederland N.V.		
Zenith Data Systems B.V. Capital EUR 1,924,028.12	Hogehilweg, 21 1101 CB AMSTERDAM ZUIDOOST (The Netherlands)	100,0
G - SUBSIDIARIES OF COFIP		
Advanced Technology Services France (ATS) Capital: EUR 38,000 (SIREN N° 404 959 363)	2, rue Galvani 91343 MASSY (France)	100,0
BECEO Capital EUR 8,300,000 (SIREN N° 389 614 967)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0

Bull Alpha Capital EUR 7,263,000 (SIREN N° 381 617 836)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Caraïbes Developpement Capital EUR 40,000 (SIREN N° 424 811 891)	BAT/ CERP-Lot 8-Acajou 97232 LE LAMINTIN (France)	100.0
Bull Developpement Capital EUR 40,000 (SIREN N° 428 575 898)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Epsilon Capital EUR 40,000 (SIREN N° 433 745 239)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Gamma Capital EUR 40,000 (SIREN N° 433 738 143)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Internet Incubateur Capital EUR 1,000,000 (SIREN N° 432 892 438)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull LVPM Capital EUR 4,792,500 (N° INSEE 401 064 696)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris Consulting Capital EUR 381,250 (SIREN N° 702 032 749)	2/4 rue Henri Sainte-Claire Deville, Inmeuble Le Colonnade 92500 RUEIL MALMAISON (France)	100,0
Bull Pi Capital EUR 40,000 (SIREN N° 433 732 781)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Bull Tau Capital EUR 40,000 (SIREN N° 433 738 051)	68, route de Versaille 78430 LOUVECIENNES (France)	100,0
Immo du Nid de Pie Capital EUR 466,850 (SIREN N° 424 804 458)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Immo Patton Capital EUR 40,000 (SIREN N° 424 808 228)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Immoclaynor Capital EUR 4,537,500 (SIREN N° 409 571 247)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Integris Data Services France Capital EUR 6,900,000 (SIREN N° 390 265 650)	20, rue Dieumegard 93406 SAINT OUEN (France)	100,0
L'Esprit d'Equipe Capital EUR 40,000 (SIREN N° 343 778 510)	68, route de Versailles 78430 LOUVECIENNES (France)	100,0
Maine CI Capital EUR 1,052,655 (SIREN N° 428 670 12)	342, avenue Patton 49000 ANGERS (France)	100.0
NIS - Compulink Capital EUR 5,300,000 (SIREN N° 411 184 203)	68, rue de Versailles 78430 Louveciennes (France)	100,0
Operia Capital EUR 38,200 (SIREN N° 432 802 692)	68, route de Versailles 78430 LOUVECIENNES (France)	98,0
Société Nouvelle Automatisme et Avenir Informatique - SN2AI Capital EUR 457,348 (SIREN N° 385 105 119)	6, rue du Champoreux 91542 MENNECY (France)	100,0

*Equity accounted consolidated companies

Minority interests*

AS OF DECEMBER 31, 2002

A - INVESTMENTS IN FRANCE	
DIOSI S.A. Capital EUR 152,449.02 (SIREN N° 421 946 609)	65/66 Les Hauts de Ma 13009 MARSEILLE (France)
Etudes et Support en Systèmes de Communication (Essycom) Capital EUR 125,008.19 (SIREN N° 350 419 339)	26, avenue de la Bal 91220 VILLEBON-SU (France)
Société de développement des Centres d'Isothérapie (SDCI) Capital EUR 38,112.25 (SIREN N° 349 318 733)	1264, rue du Henno LANDAS 59310 ORCHIES (France)

** Non-consolidated investments of between 10% and 2*

	B -INVESTMENTS OUTSIDE FRANCE		
zargues 19.9	CESI Centro Siciliano d'Informatica S.r.l. Capital EUR 206,582	Viale Regione Siciliana, 7275 90146 PALERMO (Italy)	14,0
tique 12,2 IR-YVETTE	Envision Licensing Ltd Capital GBP 999	Barton House Bond Street BRISTOL BS98 1TL (United Kingdom)	10,0
y 10,0	Schema Italia S.p.A. Capital EUR 51,640	Via Vittor Pisani, 6 20124 MILAN (Italy)	19,0
	SPAG Services S.A. Capital BEF 8,000,000	Avenue Marnix, 28 1050 BRUXELLES (Belgium)	12,5

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